The Mellon Funds

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Balanced Fund

SEMIANNUAL REPORT February 28, 2005


Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

This semiannual report for The Mellon Funds covers the period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

The reporting period was generally a good one for the financial markets. After languishing for much of 2004, stocks rallied late in the year. Once uncertainty over the presidential election was resolved, investors became more confident in the economic recovery. International stocks generally produced higher returns than U.S. stocks, due in part to the weakening U.S. dollar. Despite rising short-term interest rates, longer-term bonds also generally gained value as inflation remained contained, business conditions improved for corporate issuers and demand for U.S. Treasury securities was strong from overseas investors. The bond market's performance over the reporting period defied conventional wisdom, which holds that bonds should lose value when interest rates rise.

We believe that the stock market's fourth-quarter rally and the bond market's unexpected strength amid rising interest rates provide good examples of why investors should resist the temptation to invest based on current market performance. Instead, we believe that most investors should remain broadly diversified across markets, asset classes and individual securities. Over the long run, a broadly diversified portfolio can help investors participate in any market gains while providing a measure of protection from shorter-term market volatility.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Michael D. Weiner, Portfolio Manager

How did Mellon Large Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares produced a total return of 10.16% while its Investor shares produced a total return of 10.00%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 9.99% for the same period.[2]

We attribute these results to continued U.S. and global economic growth led by rising levels of industrial production. While concerns regarding geopolitical stability and the sustainability of growth caused substantial market volatility, most companies posted better-than-expected revenues and earnings, driving markets broadly higher for the reporting period overall. The fund roughly matched the performance of its benchmark. Relatively strong performance in the fund's holdings of the energy, telecommunications services, consumer staples, industrials and materials and processing sectors compensated for relatively weak performance in the technology and financial sectors.

On a separate note, Michael D. Weiner became the fund's portfolio manager on December 31, 2004.

What is the fund's investment approach?

Effective December 31, 2004, the fund changed the way it describes its investment objective, which is to seek capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, in this case the sustainability or growth of earnings; and
- *Financial profile*, which measures the financial health of the company.

Next, a team of experienced analysts examines the fundamentals of the higher-ranked securities. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold.

We also attempt to manage the risks by diversifying across companies and industries. The fund is structured so that its sector weightings and risk characteristics are generally similar to those of the S&P 500 Index.

What other factors influenced the fund's performance?

Although we manage the fund based on our analyses of individual companies, and not according to broader economic trends, it is worth noting that stocks were supported during much of the reporting period by stronger U.S. economic growth. The fund received especially strong contributions to performance from its investments in the energy sector, where robust industrial demand and limited supplies drove oil and gas prices higher. The fund benefited from its slightly overweighted exposure to energy stocks and relatively good individual stock selections. In particular, the fund emphasized integrated oil and gas companies, such as Exxon Mobil and ConocoPhillips, and oil and gas service companies, such as Suncor Energy and Occidental Petroleum, that have broad exposure to the entire energy supply chain.

Two individual holdings, Sprint FON Group and Nextel Communications, accounted for the fund's good performance compared to its benchmark in the telecommunications services sector. Both stocks benefited from an announced merger between the two companies, which was viewed favorably by most market analysts. Among consumer staples holdings, the fund secured relatively good returns through relatively heavy exposure to drug stores, such as CVS and Walgreens, that our analysts found attractively valued and that generally exceeded the market's modest earnings expectations. Several of the fund's industrial holdings, such as Pentair and Ingersoll-Rand, also exceeded market expectations. In addition, the fund achieved relatively good performance in the materials and processing area, where shortages in supplies of industrial commodities, such as steel and copper, drove mining stocks higher. Top holdings included Companhia Vale Do Rio Doce, Inco Ltd. and Freeport-McMoRan Copper & Gold.

On the other hand, disappointments in the technology and financials sectors undermined the fund's gains relative to its benchmark. In the technology sector, share price volatility detracted from returns among some of the fund's better-performing holdings in the prior reporting period, such as wireless communications innovator QUALCOMM and software developer Symantec. Another technology holding, computer peripheral maker Lexmark International, declined in response to intensifying competitive pressure and a weak pricing environment. Among financial holdings, mortgage lenders Freddie Mac and Fannie Mae declined amid alleged accounting irregularities and regulatory concerns.

What is the fund's current strategy?

We view the current economic environment of moderate growth and restrained interest-rate rises as generally favorable for the large-cap stock market, particularly in areas with significant exposure to industrial growth. Accordingly, as of the end of the reporting period, we have placed slightly greater emphasis than the benchmark on the energy, industrial and materials and processing sectors. We have identified a slightly smaller proportion of investments than the benchmark in the technology and financial sectors that we believe are attractive holdings. Nevertheless, the fund remains broadly exposed to all market sectors.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*



DISCUSSION OF FUND PERFORMANCE

D. Gary Richardson, Portfolio Manager

How did Mellon Income Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares produced a total return of 13.23%, and its Investor shares produced a total return of 13.17%.[1] In comparison, the Russell 1000 Value Index, the fund's benchmark, provided a total return of 13.75%.[2]

We attribute these results primarily to a rally during the final months of 2004, which propelled stocks sharply higher. The rally was powered by sustained economic growth, increasing levels of industrial activity and improving business fundamentals. The investment environment proved to be particularly favorable for value-oriented, dividend-producing stocks, which are the kinds of stocks on which the fund focuses. As a result, the fund roughly matched the robust performance of its benchmark, delivering particularly good returns in the energy, producer goods and utilities sectors.

What is the fund's investment approach?

Effective December 31, 2004, the fund changed the way it describes its investment objective, which is to seek total return (consisting of capital appreciation and income). To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund seeks to invest primarily in dividend-paying stocks. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Because the fund seeks to invest primarily in dividend-paying stocks, it generally emphasizes stocks with value characteristics, although it may also purchase growth stocks.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, in this case the sustainability or growth of earnings; and
- *Financial profile*, which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold. We also attempt to manage the risks by diversifying broadly across companies and industries, limiting the potential adverse impact of any one stock or industry on the overall portfolio. In an attempt to earn higher yields, the fund may at times invest a higher percentage of assets than its benchmark in certain industry sectors.

What other factors influenced the fund's performance?

The market produced its strongest returns during the reporting period among market sectors that benefited from rising industrial demand for energy and raw materials. Gains in energy stocks were led by historically high oil and gas prices and limited domestic refinery capacity. The fund outperformed its benchmark in the energy sector due to its overweighted position and strong individual stock selection. Top performers included companies with significant refinery operations, such as Sunoco and Marathon Oil, as well as integrated oil and gas companies, such as ConocoPhillips, Exxon Mobil and ChevronTexaco.

Similarly, the fund achieved relatively strong returns in the producer goods sector, focusing on providers of essential industrial goods and services. These included specialty chemical companies, such as Monsanto; electrical equipment and system providers, such as Rockwell Automation; railroads, such as Norfolk Southern; and forestry product producers, such as Plum Creek Timber. Investments in electric utilities also yielded above-average returns as a result of the fund's focus on companies that we believed were insulated from rising commodity prices. For example, Exelon benefited from the company's nuclear generating capacity, while Constellation Energy Group rose on the strength of the company's nuclear exposure and its successful energy trading business.

On the other hand, the fund's large-cap pharmaceutical holdings were hurt by a variety of regulatory issues affecting that industry and by patent expirations. Although some companies, such as Bristol-Myers Squibb, delivered positive returns, others, such as Eli Lilly and Co., Merck & Co. and Pfizer, suffered declines. In the consumer cyclical sector, holdings such as Dana and General Motors were undermined by weak domestic automobile sales. Finally, company-specific issues among a small number of holdings in the financial sector, including Fannie Mae and J.P. Morgan, further detracted from the fund's performance.

What is the fund's current strategy?

Generally, we believe that heightened levels of investor caution and favorable changes in the tax code are continuing to create a potentially positive environment for the kinds of high-quality, high-dividend paying stocks on which the fund focuses. We have continued to emphasize companies in the energy and producer goods sectors that we believe are positioned to benefit from increasing industrial growth. The fund also holds a slightly overweighted position in the health care sector, where we are finding some attractively valued opportunities. The fund holds an underweighted position in financial stocks, reflecting our concerns over the potential impact of rising interest rates on profit margins for those companies.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*



DISCUSSION OF FUND PERFORMANCE

James C. Wadsworth, Portfolio Manager

How did Mellon Mid Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 17.65% for its Class M shares, 17.53% for its Investor shares and 17.16% for its Dreyfus Premier shares.[1] In comparison, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 16.31% for the same period.[2] In addition, the average total return produced by the funds reported in the Lipper Mid-Cap Core Funds category was 15.99%.[3]

Midcap stocks produced attractive returns over the reporting period, outperforming their large-cap core counterparts. The fund's returns exceeded its Lipper category average and the S&P 400 Index, primarily due to strong individual stock selections in the energy and producer goods sectors.

On a separate note, James C. Wadsworth became the fund's portfolio manager on December 31, 2004.

What is the fund's investment approach?

Effective December 31, 2004, the fund changed the way it describes its investment objective, which is to seek capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midcap domestic companies, whose market capitalizations generally range between $1 billion and $8 billion at the time of purchase. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within each industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, in this case the sustainability or growth of earnings; and
- *Financial profile*, which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities, drawing on a variety of sources, including internal analysts and external Wall Street research. Finally, we use portfolio construction techniques to manage sector and industry risks. Our goal is to keep those risks at levels that are similar to those of the S&P 400 Index. For example, if the S&P 400 Index has a 10% weighting in a particular sector, about 10% of the fund's assets will also normally be invested in that sector.

What other factors influenced the fund's performance?

Although we manage the fund based on our analyses of individual midcap companies, and not according to broader economic trends, it is worth noting that stocks were supported during much of the reporting period by stronger U.S. economic growth. The stock market rallied sharply after the November 2004 presidential election, when a cloud of uncertainty dissipated and the economy showed signs of a more sustainable recovery.

The fund began the reporting period with slightly overweighted positions in the producer goods and energy sectors, which we believed were likely to benefit from rising industrial demand for commodities. Indeed, the energy and producer goods areas proved to be two of the fund's stronger-performing sectors over the reporting period. In the producer goods sector, good performers included metals and mining companies that were positioned to satisfy rising demand from China. The fund enjoyed relatively strong contributions from coal producer Peabody Energy, steel maker U.S. Steel and heavy machinery manufacturer Joy Global.

The fund's energy holdings achieved higher returns than the S&P 400 Index's energy component, with strong performance from oil and gas driller Southwestern Energy, oil and gas producer XTO Energy and oil services company National Oilwell.

The fund also received positive contributions from holdings in the financial sector, including the Chicago Mercantile Exchange and broker Legg Mason. In the utilities sector, AES Corp. also benefited the fund's performance. Finally, the fund's consumer staples stocks benefited from company-specific factors, such as waning litigation concerns at tobacco producer Carolina Group, a strategic acquisition by Constellation Brands and strong earnings growth for technology holdings Activision, Citrix Systems and Sybase.

On the other hand, the fund's investments in the consumer cyclicals and business services sectors did not keep pace with the benchmark averages. Disappointments in the consumer cyclical sector included not owning Boyd Gaming and CarMax, which performed well in the S&P 400 Index. Results in the business services sector were hindered by outsourcer Sirva, which suffered from accounting irregularities. The fund also did not own outsourcer and benchmark component Cognizant Technology, which gained value during the reporting period.

What is the fund's current strategy?

Although our investment approach is largely sector-neutral because we prefer to add value through stocks selection, we have maintained the fund's slight emphasis on energy and producer goods companies. For example, our models have continued to assign high rankings to homebuilding stocks, which we expect to benefit from a backlog of orders even as mortgage rates rise. Otherwise, as of the reporting period's end, the fund's portfolio remains broadly diversified across 162 holdings representing the full range of industry groups contained in the S&P 400 Index.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*

3 *Source: — Lipper Inc.*



DISCUSSION OF FUND PERFORMANCE

Dwight Cowden, Portfolio Manager

How did Mellon Small Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares produced a total return of 16.97%, and its Investor shares produced a total return of 16.86%.[1] In comparison, the fund's benchmark, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), produced a total return of 19.60% for the same period.[2]

As they have for some time now, small-cap stocks generally produced higher returns than their large-cap counterparts during the reporting period. Similarly, within the small-cap sector, micro-cap stocks tended to outperform stocks at the larger end of the small-cap range. The fund's returns underperformed its benchmark over the reporting period because the fund holds fewer micro-cap stocks than the S&P 600 Index due to quality and liquidity concerns.

What is the fund's investment approach?

Effective December 31, 2004, the fund changed the way it describes its investment objective, which is to seek capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small capitalization companies whose market capitalizations generally range between $100 million and $2 billion at the time of purchase. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, which measures the sustainability and rate of growth of earnings; and
- *Financial profile*, which measures the financial health of the company.

Next, we examine the fundamentals of the higher-ranked securities. Using these insights, we select what we believe are the most attractive securities identified by the model. Finally, we use portfolio construction techniques to manage sector and industry risks. We attempt to keep those risks at levels that are similar to those of the S&P 600 Index. For example, if the S&P 600 Index has a 10% weighting in a particular sector, about 10% of the fund's assets will also normally be invested in that sector.

What other factors influenced the fund's performance?

After making little headway earlier in the reporting period, stocks rallied strongly after the U.S. presidential election when a cloud of political and economic uncertainty was lifted from the financial markets. During the rally, investors continued to prefer the shares of smaller companies, which historically have grown at a faster rate than large corporations during economic expansions. While the fund participated strongly in the market's gains, its performance relative to the S&P 600 Index was constrained by its bias for higher-quality companies at a time in which lower-quality companies generally fared better.

Nonetheless, the fund enjoyed attractive returns from its relatively heavy exposure to the energy and materials sectors, which benefited from rising commodity prices in the recovering global economy. Higher oil and gas prices led to gains among energy holdings, such as exploration-and-production company Southwestern Energy, oil services provider Unit Corp. and commodity shipping company Overseas Shipholding Group. In the materials sector, rising steel prices benefited the earnings outlook for recycler Metal Management and steel producers Quanex and Commercial Metals.

The fund's performance also benefited from its holdings of home building related companies, such as Building

Material Holding because of the ongoing strength in the housing market. Some of the fund's health care investments also fared well, including assisted living company Beverly Enterprises, which received a takeover offer, and drug manufacturer American Pharmaceutical Partners, which obtained approval for a new treatment for breast cancer.

These results were partially offset by weakness in the technology sector, where semiconductor systems supplier Standard Microsystems was hurt by disappointing earnings, and Synaptics declined amid concerns regarding the future of its relationship as a supplier of electronic components for the popular Apple iPod music player. Otherwise strong returns in the health care sector were undermined by medical products manufacturer Merit Medical Systems, which lost value when its management provided lower-than-expected earnings guidance, and pediatric services provider Pediatrix Medical Group, which fell on concerns regarding its revenue mix.

What is the fund's current strategy?

Although the fund's sector composition generally closely mirrors that of the S&P 600 Index, we have continued to maintain a modest emphasis on the energy and materials sectors in anticipation of what we believe will be continued strength among industrial companies in the expanding economy. On the other hand, we have placed slightly less emphasis on the technology sector, where we have identified no new themes that we believe are likely to drive stock prices higher, and on the financials area, where rising interest rates may put pressure on profit margins. Otherwise, we have continued to employ our quantitative models to identify what we believe to be the more attractive companies in each sector of the S&P 600 Index.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Mellon International Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares produced a total return of 19.00%, and its Investor shares produced a total return of 18.89%.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of 21.18% for the same period.[2]

International stock prices were supported during the reporting period by improving global economic conditions, rising energy and commodity prices, low interest rates and a weaker U.S. dollar. The fund produced lower returns than its benchmark, primarily due to its relatively heavy exposure to, and security selection strategy within, the Japanese market.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of foreign issuers. The fund also invests primarily in companies that we consider to be value companies. The fund normally invests in companies in a broad range of countries and generally limits its investments in any single company to no more than 5% of its assets at the time of purchase.

The fund's investment approach is value-oriented, research-driven and risk-averse. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors:

- *Value*, or how a stock is priced relative to traditional business performance measures;
- *Business health*, or overall efficiency and profitability as measured by return on assets and return on equity; and
- *Business momentum*, or the presence of a catalyst such as corporate restructuring or changes in management that may potentially trigger a price increase in the near- to midterm.

The fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environments, shows deteriorating fundamentals or declining momentum, or falls short of our expectations.

What other factors influenced the fund's performance?

International stock markets generally gained value during the reporting period, driven higher by steady global economic growth, surging commodity prices and rising corporate earnings. Extraordinarily low global interest rates also helped reduce borrowing costs for many companies. What's more, the euro, yen and other major currencies have strengthened relative to the U.S. dollar, helping to support returns for U.S. investors.

The fund received relatively strong contributions to performance from its holdings in the United Kingdom, Italy, France and Switzerland. In the U.K., Shell Transport & Trading fared well, due in large part to rising oil prices and a reorganization that aims to consolidate the company's Dutch and U.K. operations. The fund's performance benefited from the United Kingdom's Rio Tinto, a global mining company, which benefited from rising commodity prices. In Italy, the fund enjoyed gains in Eni SpA, a leading oil enterprise, and Finmeccanica, an engineering and aerospace/defense contractor whose stock price rose after it divested a semiconductor business and began to focus more on its core operations.

France Telecom posted solid growth for the reporting period, largely because it gained market share in the French broadband business. In addition, the company benefited from lower labor costs and debt consolidation. Several of the fund's holdings helped bolster its performance, most notably Electrolux, a leading producer of household appliances in Sweden. The fund's investment in Swiss financial services conglomerate UBS also produced attractive results as trading and investment banking activity increased.

We attribute the bulk of the fund's lagging relative performance during the reporting period to its Japanese investments, an area in which the fund had greater representation than the MSCI EAFE Index. We invested in a wide range of domestic companies, exporters, and technology companies that we expected to benefit from continued global expansion and stronger consumer demand in Japan. However, sluggish local consumption and currency strength weighed heavily on the fund's holdings and its performance suffered. Some of the fund's weaker investments in Japan included Rinnai, a producer of stoves and water heaters; Fuji Heavy Industries, the manufacturer of Subaru automobiles; and several information technology companies.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to identify opportunities that we believe may have been overlooked by investors, such as Switzerland's Ciba Specialty Chemicals. At the same time, we have adhered to our longstanding, disciplined sell strategy. For example, we recently trimmed the fund's exposure to Japanese consumer lenders.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Mellon Emerging Markets Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares produced a total return of 30.83%, and the fund's Investor shares produced a total return of 30.65%.[1] In comparison, the Morgan Stanley Capital International Emerging Markets Free Index ("MSCI EMF Index"), the fund's benchmark, provided a total return of 35.36% for the same period.[2]

We attribute the fund's performance to an improving global economy during much of the reporting period. Rising demand for energy and basic materials helped fuel stock market performance in the emerging markets. The fund's returns underperformed the MSCI EMF Index, primarily due to disappointing results from technology stocks in Taiwan and energy companies in India, as well as its lack of exposure to one of the better-performing telecommunications stocks in Mexico.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue its goal, the fund invests at least 80% of its assets in equity securities of companies organized, or with a majority of assets or operations, in countries considered to be emerging markets. Normally, the fund will not invest more than 25% of its total assets in the securities of companies in any one emerging market country.

When choosing stocks, we use a value-oriented, research-driven and risk-adverse approach. We identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, we focus on three key factors:

- *Value*, or how a stock is priced relative to its intrinsic worth based on traditional value measures;
- *Business health*, or overall efficiency and profitability as measured by return on assets and return on equity; and
- *Business momentum*, or the presence of catalyst such as corporate restructuring or changes in management that may potentially trigger a price increase in the near- to midterm.

We typically sell a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum, or falls short of our expectations.

What other factors influenced the fund's performance?

The emerging markets posted strong returns during the reporting period, which we attribute largely to global demand growth for energy and basic materials and flourishing local consumption in several developing economies. In addition, a weak U.S. dollar helped make foreign equities more valuable to U.S. investors.

The fund achieved attractive results from its holdings in South Korea, which represented one of its largest areas of investment. Korea Electric Power benefited from solid electricity demand and a strong local currency, which enabled the utility to purchase raw materials at lower prices. POSCO, the Korean steel manufacturer whose primary clients are the automobile and shipbuilding industries also performed well during the reporting period, as did Samsung Electronics, the information technology company and leader in consumer electronics.

The fund's investments in South Africa benefited from stronger export activity, low interest rates and greater fiscal austerity, which have enabled the government to announce ambitious plans to improve the country's infrastructure and create jobs. South African metals and mining firms posted solid returns during the reporting period, as did diversified industrial conglomerate Bidvest Group and bank holding company Nedcor Limited. The fund also received positive contributions during the reporting period from Brazil's state-owned oil company, Petrobras, and a Turkish oil company, Tupras-Turkiye Petrol Rafinerileri.

On the other hand, the fund's relative performance suffered due to the fund's lack of exposure to American Movil, a wireless telecommunications company in Mexico. In our opinion, however, this stock did not have the valuation characteristics that warranted our purchase. The fund's returns also were held back by its investments in India, where we emphasized energy holdings at a time when software development companies fared better. Finally, weakness among Taiwanese semiconductor and contract manufacturers detracted from the fund's performance. Although many of these stocks rebounded later in the reporting period, it was not enough to offset earlier losses.

What is the fund's current strategy?

As of the end of the reporting period, we have identified what we believe to be attractive investment opportunities in China, where valuations have fallen to less expensive levels following last year's monetary tightening. In addition, we recently added to the fund's existing Taiwanese technology holdings, which remain undervalued, in our judgment.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets Free (MSCI EMF) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*



DISCUSSION OF FUND PERFORMANCE

Michael D. Weiner and Lawrence R. Dunn,
Portfolio Managers

How did Mellon Balanced Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares produced a total return of 9.61%, and its Investor shares produced a total return of 9.53%.[1] In comparison, the fund's benchmark, a blended index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index, produced a 6.50% total return for the same period.[2] Separately, the S&P 500 Index and the Lehman Brothers U.S. Aggregate Index produced total returns of 9.99% and 1.26%, respectively, for the same period.

We attribute these results primarily to the effects of stronger economic growth. Many companies posted better-than-expected financial results, driving stocks higher over the reporting period. However, rising interest rates generally dampened bond market returns. The fund produced higher returns than its blended benchmark, primarily due to strong results from its equity investments in the energy, telecommunications services, consumer staples, industrials and materials and processing sectors.

On a separate note, Michael D. Weiner became the fund's co-portfolio manager on December 31, 2004, with respect to its equity investments.

What is the fund's investment approach?

The fund seeks long-term growth of principal in conjunction with current income. To pursue its goal, the fund may invest in equity securities, income-producing bonds, Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund. The fund has established target allocations for its assets of 60% in the aggregate to equity securities and 40% to bonds and money market instruments. The fund may deviate from these targets within ranges of 15% above or below the target amount. The fund's investments in each of Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund are subject to a separate limit of 20% of the fund's total assets, as is the fund's investment in money market instruments.

With respect to the equity portion of the fund's portfolio, individual stocks are chosen through a computer model, fundamental analysis and risk management. Our computer model identifies and ranks stocks within each industry or sector, based on a variety of criteria. A team of experienced analysts then examines the fundamentals of the higher-ranked candidates. Finally, the portfolio managers decide which stocks to purchase or sell. The equity portion of the fund's portfolio is structured so that its allocations of assets to economic sectors are similar to those of the S&P 500 Index.

With respect to the fixed-income portion of the fund's portfolio, the fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration of bonds will not exceed eight years. We choose debt securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets.

What other factors influenced the fund's performance?

Stocks and bonds were influenced during the reporting period by a stronger U.S. economy. For stocks, better business conditions led to a rally near year-end 2004 that drove stock prices higher. For bonds, greater economic strength meant rising short-term interest rates as the Federal Reserve Board (the "Fed") moved away from its accommodative monetary policy of the past several years. Nonetheless, many bond prices ended the reporting period relatively unchanged as investors' inflation expectations remained low.

The fund's equity portfolio received strong contributions from the energy sector, where robust industrial demand and limited supplies drove commodity prices higher. The fund especially benefited from its holdings of integrated oil and gas companies, such as Exxon Mobil and ConocoPhillips, and oil and gas service companies, such as Suncor Energy and Occidental Petroleum. Sprint FON Group and Nextel Communications helped boost returns from the telecommunications services sector, while consumer staples holdings, such as pharmacy chains CVS and Walgreens, also boosted returns. On the other hand, a handful of disappointments in the technology and financials sectors undermined the fund's otherwise strong equity performance.

Among bonds, prices of longer-term securities fell only slightly, despite higher short-term interest rates, as investors' inflation expectations remained benign and investor demand was strong. Although the fund's relatively short average duration helped it avoid the full brunt of market declines early in the reporting period, it limited participation in subsequent rallies. However, strong security selections among corporate bonds helped offset much of the bond portfolio's duration-related weakness.

What is the fund's current strategy?

We view the current economic environment of moderate growth and measured interest-rate increases as more favorable for stocks than bonds. Accordingly, we have placed slightly greater emphasis than the benchmark on the energy, industrial and materials and processing sectors while de-emphasizing the technology and financial sectors. We have maintained the fund's relatively conservative positioning in its bond portfolio, including an average duration that is slightly shorter than industry averages. We also recently increased the fund's exposure to mortgage-backed securities, which we believe have offered more attractive yields than comparable Treasuries.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon equity fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.17	$ 5.47	–
Ending value (after expenses)	$1,101.60	$1,100.00	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.34	$ 5.66	–
Ending value (after expenses)	$1,132.30	$1,131.70	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.91	$ 6.20	$ 10.01
Ending value (after expenses)	$1,176.50	$1,175.30	$1,171.60
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 5.43	$ 6.77	–
Ending value (after expenses)	$1,169.70	$1,168.60	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.92	$ 7.27	–
Ending value (after expenses)	$1,190.00	$1,188.90	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 8.64	$ 9.66	–
Ending value (after expenses)	$1,308.30	$1,306.50	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 3.01	$ 4.36	–
Ending value (after expenses)	$1,096.10	$1,095.30	–

† *Expenses are equal to the Mellon Large Cap Stock Fund annualized expense ratio of .80% for Class M and 1.05% for Investor Shares, Mellon Income Stock Fund .82% for Class M and 1.07% for Investor Shares, Mellon Mid Cap Stock Fund .91% for Class M, 1.15% for Investor Shares and 1.86% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.01% for Class M and 1.26% for Investor Shares, Mellon International Fund 1.09% for Class M and 1.34% for Investor Shares, Mellon Emerging Markets Fund 1.51% for Class M and 1.69% for Investor Shares and Mellon Balanced Fund .58% for Class M and .84% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.01	$ 5.26	–
Ending value (after expenses)	$1,020.83	$1,019.59	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.11	$ 5.36	–
Ending value (after expenses)	$1,020.73	$1,019.49	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.56	$ 5.76	$ 9.30
Ending value (after expenses)	$1,020.28	$1,019.09	$1,015.57
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 5.06	$ 6.31	–
Ending value (after expenses)	$1,019.79	$1,018.55	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.46	$ 6.71	–
Ending value (after expenses)	$1,019.39	$1,018.15	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 7.55	$ 8.45	–
Ending value (after expenses)	$1,017.31	$1,016.41	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 2.91	$ 4.21	–
Ending value (after expenses)	$1,021.92	$1,020.63	–

† *Expenses are equal to the Mellon Large Cap Stock Fund annualized expense ratio of .80% for Class M and 1.05% for Investor Shares, Mellon Income Stock Fund .82% for Class M and 1.07% for Investor Shares, Mellon Mid Cap Stock Fund .91% for Class M, 1.15% for Investor Shares and 1.86% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.01% for Class M and 1.26% for Investor Shares, Mellon International Fund 1.09% for Class M and 1.34% for Investor Shares, Mellon Emerging Markets Fund 1.51% for Class M and 1.69% for Investor Shares and Mellon Balanced Fund .58% for Class M and .84% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Large Cap Stock Fund

Common Stocks—99.1%	Shares	Value ($)
Consumer Cyclical—9.8%		
Bed Bath & Beyond	363,900 [a]	13,653,528
CVS	248,130	12,364,318
Chico's FAS	253,400 [a]	7,462,630
Gap	381,270 [b]	8,132,489
Harrah's Entertainment	70,400	4,617,536
Home Depot	172,740	6,913,055
McDonald's	513,420	16,983,934
Nordstrom	216,400	11,633,664
Starbucks	179,700 [a]	9,310,257
Starwood Hotels & Resorts Worldwide	221,200 [b]	12,661,488
Target	330,150	16,778,223
Wal-Mart Stores	495,884	25,592,573
Walgreen	391,300	16,759,379
		162,863,074
Consumer Staples—7.4%		
Altria Group	306,510	20,122,382
Archer-Daniels-Midland	324,580	7,822,378
Coca-Cola	163,140	6,982,392
Fortune Brands	105,110	8,513,910
General Mills	134,840	7,061,571
Gillette	217,880	10,948,470
Kimberly-Clark	214,920	14,180,422
PepsiCo	418,817	22,557,484
Procter & Gamble	472,510	25,085,556
		123,274,565
Energy—10.0%		
Amerada Hess	152,430	15,303,972
Apache	214,290	13,474,555
ConocoPhillips	234,060	25,954,913
Devon Energy	232,712	10,888,594
Exxon Mobil	868,780	55,002,462
Occidental Petroleum	308,210	21,657,917
Suncor Energy	251,180	9,808,579
XTO Energy	300,690	13,687,409
		165,778,401
Health Care—13.2%		
Abbott Laboratories	378,880	17,424,691
Aetna	123,690	18,061,214
Amgen	343,710 [a]	21,175,973
Biogen Idec	88,130 [a,b]	3,406,225
Boston Scientific	618,320 [a]	20,194,331
Genzyme	100,910 [a]	5,660,042
Johnson & Johnson	364,690	23,923,664
Medtronic	153,210	7,985,305
Merck & Co.	354,720	11,244,624
Novartis, ADR	204,500	10,218,865
Pfizer	1,381,146	36,310,328
UnitedHealth Group	283,020	25,800,103
Wyeth	427,098	17,434,140
		218,839,505
Interest Sensitive—21.3%		
Allstate	186,640	10,018,835
American Express	268,590	14,544,149
American International Group	484,920	32,392,656
Bear Stearns Cos.	79,960	7,956,020
Capital One Financial	142,370	10,916,932
Citigroup	591,239	28,213,925
Fannie Mae	193,240	11,296,810
Freddie Mac	251,630	15,601,060
General Electric	1,281,266	45,100,563
Goldman Sachs Group	167,010	18,170,688
J.P. Morgan Chase & Co.	958,536	35,034,491
Lehman Brothers Holdings	124,730	11,372,881
MBNA	389,650	9,885,420
Morgan Stanley	156,900	8,860,143
New York Community Bancorp	177,826	3,264,885
PNC Financial Services Group	184,500	9,712,080
Radian Group	78,250	3,781,822

Mellon Large Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Interest Sensitive (continued)			
RenaissanceRe Holdings	103,100		4,909,622
St. Paul Travelers Cos.	495,150		18,974,148
Simon Property Group	138,100		8,556,676
U.S. Bancorp	449,269		13,365,753
Wachovia	176,380		9,349,904
Wells Fargo	389,240		23,113,071
			354,392,534
Producer Goods & Services—12.2%			
Air Products & Chemicals	184,120		11,529,594
Boeing	297,480		16,352,476
Caterpillar	165,100		15,692,755
Companhia Vale do Rio Doce, ADR	261,990		9,169,650
Cooper Industries, Cl. A	105,700		7,332,409
Deere & Co.	155,400		11,050,494
Freeport-McMoRan Copper & Gold, Cl. B	336,980		14,092,504
General Dynamics	79,550		8,380,593
Honeywell International	298,510		11,334,425
ITT Industries	82,120		7,222,454
Inco	322,990	a	13,404,085
Ingersoll-Rand, Cl. A	155,400		13,092,450
PPG Industries	147,560		10,616,942
Pentair	208,560		8,642,726
3M	140,170		11,765,870
Tyco International	507,430		16,988,756
United Technologies	166,970		16,676,964
			203,345,147
Services—5.0%			
Cendant	654,650		14,480,858
McGraw-Hill Cos.	137,160		12,598,146
Nextel Communications, Cl. A	452,630	a	13,320,901
PHH	32,732	a	687,372
The News, Cl. B	917,240	b	15,785,700
Services (continued)			
Time Warner	483,080	a	8,323,468
Walt Disney	619,230		17,301,286
			82,497,731
Technology—15.6%			
Agilent Technologies	509,330	a	12,223,920
Amdocs	324,090	a	9,512,042
Cisco Systems	1,196,134	a	20,836,654
Computer Associates International	1,498	b	40,581
Dell	625,922	a	25,093,213
EMC	814,840		10,315,874
eBay	520,820	a	22,311,929
Intel	1,101,078		26,403,850
International Business Machines	180,270		16,689,397
Lexmark International	94,010	a	7,533,021
Linear Technology	286,190		11,178,581
Maxim Integrated Products	228,698		9,838,588
Microsoft	2,058,746		51,839,224
QUALCOMM	525,260		18,967,139
Symantec	533,260	a,b	11,737,053
Xilinx	177,160		5,350,232
			259,871,298
Utilities—4.6%			
Ameren	101,700		5,234,499
Constellation Energy Group	204,710		10,536,424
Entergy	136,640		9,444,557
Exelon	333,840		15,142,982
PPL	167,470		9,133,814
SBC Communications	377,409		9,076,686
Sprint (FON Group)	328,770		7,785,274
Telefonos de Mexico, ADR	274,910		10,779,221
			77,133,457
Total Common Stocks (cost $1,177,944,875)			**1,647,995,712**

Mellon Large Cap Stock Fund (continued)

Short-Term Investments—.8%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 2.61%, dated 2/28/2005, due 3/1/2005, in the amount of $13,250,961 (fully collateralized by $13,635,000 Federal Home Loan Mortgage Corp., Notes, 3.375%, 4/15/2009, value $13,515,268) (cost $13,250,000)	13,250,000	**13,250,000**

Investment of Cash Collateral for Securities Loaned—1.8%		Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $29,158,334)		29,158,334 [c]	**29,158,334**
Total Investments (cost $1,220,353,209)		**101.7%**	**1,690,404,046**
Liabilities, Less Cash and Receivables		**(1.7%)**	**(27,467,653)**
Net Assets		**100.0%**	**1,662,936,393**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $25,545,227 and the total market value of the collateral held by the fund is $29,158,334.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Interest Sensitive	21.3	Consumer Cyclical	9.8
Technology	15.6	Consumer Staples	7.4
Health Care	13.2	Short-Term/Money Market Investments	2.6
Producer Goods & Services	12.2	Other	9.6
Energy	10.0		**101.7**

† *Based on net assets.*

See notes to financial statements.

February 28, 2005 (Unaudited)

Mellon Income Stock Fund

Common Stocks—95.2%	Shares	Value ($)
Consumer Cyclical—3.1%		
Dana	104,630	1,508,765
Harrah's Entertainment	19,800 [a]	1,298,682
Johnson Controls	47,090	2,783,019
Limited Brands	71,030	1,689,093
Starwood Hotels & Resorts Worldwide	48,200	2,758,968
V. F. Corp.	15,800	944,208
		10,982,735
Consumer Staples—5.9%		
Altria Group	109,290	7,174,889
Kimberly-Clark	40,190	2,651,736
PepsiCo	26,472	1,425,782
Procter & Gamble	53,820	2,857,304
Reynolds American	44,070	3,611,536
Supervalu	48,300	1,534,491
Tupperware	89,200	1,827,708
		21,083,446
Energy—16.8%		
ChevronTexaco	254,996	15,830,151
ConocoPhillips	101,730	11,280,840
Exxon Mobil	249,946	15,824,081
Halliburton	56,500	2,484,870
Marathon Oil	95,200	4,506,768
Occidental Petroleum	61,810	4,343,389
Sunoco	55,890	5,538,699
		59,808,798
Health Care—3.9%		
Aetna	24,520	3,580,410
Bristol-Myers Squibb	88,300	2,210,149
Eli Lilly & Co.	11,760	658,560
Novartis, ADR	28,270	1,412,652
PerkinElmer	73,500	1,630,230
Pfizer	92,468	2,430,984
Wyeth	47,689	1,946,665
		13,869,650
Interest Sensitive—20.6%		
Allstate	64,700	3,473,096
AmSouth Bancorporation	50,600	1,263,988
Bank of America	266,240	12,420,096
Block (H&R)	68,870	3,670,771
Chubb	21,490	1,700,074
Citigroup	285,455	13,621,913
Compass Bancshares	47,400	2,152,434
Hartford Financial Services Group	58,440	4,204,758
J.P. Morgan Chase & Co.	138,649	5,067,621
Mercury General	28,500	1,563,510
New York Community Bancorp	111,500	2,047,140
North Fork Bancorporation	77,500	2,232,775
St. Paul Travelers Cos.	1	38
U.S. Bancorp	139,606	4,153,279
Wachovia	121,320	6,431,173
Washington Mutual	86,900	3,646,324
Wells Fargo	92,000	5,462,960
		73,111,950
Producer Goods & Services—17.6%		
Air Products & Chemicals	32,160	2,013,859
Avery Dennison	23,000	1,396,100
Burlington Northern Santa Fe	36,300	1,824,801
Caterpillar	16,900	1,606,345
Cooper Industries, Cl. A	17,900	1,241,723
Dow Chemical	27,000	1,489,050
Eastman Chemical	14,000	808,360
Emerson Electric	21,175	1,404,326
General Dynamics	13,300	1,401,155
General Electric	370,592	13,044,839
Goodrich	22,700	840,581
Honeywell International	77,300	2,935,081
Hubbell, Cl. B	60,810	3,271,578
Leggett & Platt	41,300	1,142,771
Masco	73,710	2,485,501

Mellon Income Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
MeadWestvaco	45,400	1,423,744
Monsanto	88,440	5,198,503
Neenah Paper	1	35
Norfolk Southern	36,480	1,309,267
Packaging Corp. of America	55,900	1,370,668
PPG Industries	24,960	1,795,872
Raytheon	36,800	1,407,232
Rockwell Automation	77,800	4,835,270
Sherwin-Williams	29,610	1,311,723
Stanley Works	75,770	3,504,363
United Technologies	32,648	3,260,882
		62,323,629
Real Estate—2.2%		
Mack-Cali Realty	18,000	795,600
Plum Creek Timber	143,670 [a]	5,394,808
Simon Property Group	24,960	1,546,522
		7,736,930
Securities & Asset Management—3.5%		
Bear Stearns Cos.	15,280	1,520,360
Lehman Brothers Holdings	29,506	2,690,357
Merrill Lynch	57,670	3,378,309
Morgan Stanley	45,800	2,586,326
T. Rowe Price Group	33,900	2,081,121
		12,256,473
Services—7.1%		
ALLTEL	82,450 [a]	4,716,140
Automatic Data Processing	64,900	2,788,104
Computer Sciences	17,600 [b]	813,648
Disney (Walt)	115,470	3,226,232
Gannett	16,870	1,328,512
McGraw-Hill Cos.	47,067	4,323,104
R. R. Donnelley & Sons	111,180	3,692,288
Sabre Holdings	36,340	766,047
Services (continued)		
Tribune	39,400	1,604,762
Viacom, Cl. B	60,200	2,100,980
		25,359,817
Technology—5.0%		
Danaher	31,740	1,719,356
Diebold	17,400	928,638
Harris	14,300	953,810
Hewlett-Packard	144,630	3,008,304
Intel	60,526	1,451,413
International Business Machines	45,636	4,224,981
Lucent Technologies (warrants)	2,788 [b]	2,481
Microsoft	108,300	2,726,994
Pitney Bowes	35,300	1,618,858
QLogic	27,300 [b]	1,099,917
		17,734,752
Utilities—9.5%		
Ameren	29,700	1,528,659
Citizens Communications	216,700	2,890,778
Constellation Energy Group	68,800	3,541,136
Dominion Resources	20,900	1,505,427
Exelon	104,740	4,751,006
Hawaiian Electric Industries	80,740	2,149,299
NSTAR	38,800	2,153,400
PPL	76,640	4,179,946
SBC Communications	130,015	3,126,861
Southern	46,500	1,493,580
Sprint (FON Group)	66,000	1,562,880
Verizon Communications	136,991	4,927,566
		33,810,538
Total Common Stocks (cost $234,419,267)		**338,078,718**

Mellon Income Stock Fund (continued)

Short-Term Investments—5.2%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 2.61%, dated 2/28/2005, due 3/1/2005 in the amount of $18,571,346, (fully collateralized by $19,110,000 Federal Home Loan Mortgage Corp., Discount Notes, due 4/15/2005, value $18,703,913) (cost $18,570,000)	18,570,000	**18,570,000**

Investment of Cash Collateral for Securities Loaned—1.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $5,370,014)	5,370,014 [c]	**5,370,014**
Total Investments (cost $258,359,281)	**101.9%**	**362,018,732**
Liabilities, Less Cash and Receivables	**(1.9%)**	**(6,806,792)**
Net Assets	**100.0%**	**355,211,940**

ADR—American Depository Receipts.

a *A portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $5,161,346 and the total market value of the collateral held by fund is $5,370,014.*

b *Non-income producing.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Interest Sensitive	20.6	Technology	5.0
Producer Goods & Services	17.6	Health Care	3.9
Energy	16.8	Securities & Asset Management	3.5
Utilities	9.5	Consumer Cyclical	3.1
Services	7.1	Real Estate	2.2
Short Term/Money Market Investments	6.7		
Consumer Staples	5.9		**101.9**

† *Based on net assets.*

See notes to financial statements.

Mellon Mid Cap Stock Fund

Common Stocks—98.9%	Shares		Value ($)
Consumer Cyclical—14.0%			
ARAMARK, Cl.B	284,300	a	7,968,929
Abercrombie & Fitch, Cl.A	240,500		12,914,850
Advance Auto Parts	150,000	b	7,557,000
American Eagle Outfitters	174,100		9,424,033
BorgWarner	142,240		7,503,160
Chico's FAS	546,500	a,b	16,094,425
Columbia Sportswear	86,600	b	4,853,930
ExpressJet Holdings	338,300	b	3,788,960
GTECH Holdings	368,000		8,592,800
Genuine Parts	181,800		7,868,304
Harman International Industries	85,300		9,568,101
Harrah's Entertainment	182,600	a	11,976,734
Helen Of Troy	285,200	b	8,079,716
Hilton Hotels	460,700		9,702,342
Lear	94,300		4,917,745
Michaels Stores	178,080		5,678,971
Mohawk Industries	119,360	b	10,711,366
Nordstrom	145,900		7,843,584
Oshkosh Truck	82,000		6,121,300
PETCO Animal Supplies	103,500	b	3,668,040
PETsMART	333,700		10,177,850
Polo Ralph Lauren	195,000		7,683,000
RadioShack	235,000		6,946,600
Station Casinos	70,700		4,308,458
			193,950,198
Consumer Staples—3.6%			
Bunge	118,100		6,461,251
Constellation Brands, Cl.A	214,200	b	11,466,126
Dean Foods	283,300	b	9,788,015
Loews Corp-Carolina Group	271,000		8,872,540
SUPERVALU	1		32
Tupperware	374,900		7,681,701
Tyson Foods, Cl.A	310,600		5,286,412
			49,556,077
Energy—10.7%			
Denbury Resources	261,800	b	8,893,346
ENSCO International	301,500		12,144,420
Grant Prideco	294,300	b	7,110,288
Helmerich & Payne	250,500		10,030,020
Murphy Oil	115,900		11,594,636
National-Oilwell	233,700	b	10,595,958
Newfield Exploration	226,980	b	16,853,265
Patterson-UTI Energy	405,800		10,145,000

Common Stocks (continued)	Shares		Value ($)
Energy (continued)			
Premcor Inc	170,900		9,378,992
Questar	171,700		9,103,534
Southwestern Energy	161,700	b	9,863,700
Weatherford International	241,000	b	14,366,010
Western Gas Resources	213,000		7,881,000
XTO Energy	221,450		10,080,404
			148,040,573
Health Care—11.4%			
Apria Healthcare Group	260,500	b	8,455,830
Barr Pharmaceuticals	164,200	b	7,838,908
Beckman Coulter	94,700		6,671,615
Charles River Laboratories International	140,100	a,b	6,458,610
Conventry Health Care	188,850	b	11,916,435
DENTSPLY International	169,600	a	9,322,912
Fisher Scientific International	129,000	b	7,823,850
Health Management Associates, Cl.A	323,900		7,439,983
Henry Schein	102,000	b	7,378,680
Invitrogen	77,100	a,b	5,393,916
LifePoint Hospitals	221,800	b	8,883,090
PacifiCare Health Systems	203,800	b	12,937,224
Perrigo	203,100		3,568,467
STERIS	268,990	b	6,657,502
Sepracor	126,500	b	8,155,455
Shire Pharmaceuticals Group, ADR	277,400		9,334,510
Sierra Health Services	110,400	b	6,796,224
Varian Medical Systems	206,000	b	7,401,580
WellChoice	153,300	b	7,917,945
Wright Medical Group	290,100	b	7,394,649
			157,747,385
Interest Sensitive—17.3%			
AMB Property	211,900		8,225,958
Affiliated Managers Group	111,500	b	7,220,740
Associated Banc-Corp	377,558		12,104,509
Bank of Hawaii	152,500		6,941,800
Chicago Mercantile Exchange	60,400	a	12,479,848
Colonial BancGroup	347,500		7,078,575
Compass Bancshares	259,700		11,792,977
Cullen/Frost Bankers	182,200		8,468,656
Developers Diversified Realty	207,240		8,668,849
Edwards (A.G.)	173,100		7,462,341
Everest Re Group	82,500		7,166,775
Fidelity National Financial	295,095		13,055,003
Friedman, Billings, Ramsey Group, Cl.A	432,400		8,021,020

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Interest Sensitive (continued)			
General Growth Properties	204,900		7,151,010
Independence Community Bank	239,600		9,538,476
Jefferies Group	229,900		8,772,984
Legg Mason	203,495		16,409,837
Montpelier Re Holdings	165,100		6,684,899
Nationwide Financial Services, Cl.A	139,800		5,144,640
New York Community Bancorp	752,300		13,812,228
Protective Life	185,100		7,396,596
Providian Financial	482,200	b	8,269,730
Radian Group	167,346		8,087,832
Rayonier	184,524		8,857,152
RenaissanceRe Holdings	133,800		6,371,556
Willis Group Holdings	208,500		8,246,175
Wilmington Trust	141,900		4,808,991
			238,239,157
Producer Goods—17.2%			
Airgas	234,000		5,873,400
Ashland	148,400		9,689,036
C.H. Robinson Worldwide	179,600		9,842,080
Cooper Industries, Cl.A	88,300		6,125,371
D.R. Horton	290,057		12,692,894
Dycom Industries	147,000	b	3,961,650
Freeport-McMoRan Copper & Gold, Cl.B	217,500		9,095,850
Heartland Express	389,350		8,024,504
Hovnanian Enterprises, Cl.A	160,600	b	8,833,000
Huntsman	184,510	a,b	5,269,606
Inco	230,600	b	9,569,900
International Steel Group	158,500	b	6,617,375
Joy Global	328,650		12,077,888
L-3 Communications Holdings	143,360		10,336,256
Landstar System	204,200	b	7,163,336
Lennar, Cl.A	187,200		11,385,504
Lyondell Chemical	424,400	a	14,365,940
Mosaic	643,300	b	10,588,718
Overseas Shipholding Group	129,700		8,446,064
Peabody Energy	219,500		21,313,450
Pentair	255,260		10,577,974
RPM International	389,600		7,297,208
Producer Goods (continued)			
Stanley Works	144,700		6,692,375
Toll Brothers	146,300	a,b	12,881,715
United States Steel	142,500		8,886,300
			237,607,394
Services—8.6%			
Cablevision Systems-NY Group, Cl.A	210,800	b	6,547,448
Career Education	155,300	b	5,303,495
ChoicePoint	187,500	b	7,556,250
DST Systems	162,900	b	7,736,121
Dow Jones & Co.	123,500		4,581,850
Dun & Bradstreet	143,300	b	8,807,218
FactSet Research Systems	290,250	a	9,575,348
Fair Isaac	242,550		8,198,190
Getty Images	57,400	b	4,094,916
ITT Educational Services	137,900	b	6,714,351
Labor Ready	287,000	b	5,389,860
Manpower	157,900		6,900,230
Nextel Partners, Cl.A	261,200	b	5,200,492
Rent-A-Center	188,900	a,b	4,901,955
Republic Services	274,220		8,695,516
Ryder System	103,150		4,379,749
Scholastic	241,200		8,557,776
Telephone & Data Systems	64,700		5,661,250
			118,802,015
Technology—11.0%			
ATI Technologies	550,600	b	9,657,524
Activision	328,000	b	7,170,080
Amphenol, Cl.A	130,100	b	5,190,990
CheckFree	278,100	b	10,717,974
Harris	153,000		10,205,100
Hyperion Solutions	128,900	b	6,506,872
International Rectifier	152,500	b	6,710,000
Lam Research	185,700	b	5,838,408
McAfee	365,000	b	8,442,450
Microchip Technology	399,500		10,970,270
Plantronics	158,700		5,783,028
Polycom	347,100	b	5,619,549
Qlogic	137,900	b	5,555,991
RSA Security	302,300	b	4,939,582
Satyam Computer Services, ADR	209,700	a	5,114,583
Silicon Laboratories	168,900	b	5,928,390

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Storage Technology	220,300	b	7,005,540
Sybase	433,590	b	8,168,836
Tech Data	190,000	b	7,788,100
Tektronix	227,400		6,576,408
Zebra Technologies, Cl.A	157,300	b	7,844,551
			151,734,226
Utilities—4.2%			
AES	672,400	b	11,255,976
CenturyTel	212,100		7,135,044
Energy East	288,360		7,416,619
Great Plains Energy	263,700	a	8,172,063
Pepco Holdings	374,200		8,247,368
SCANA	204,600	a	7,782,984
Westar Energy	343,300		7,889,034
			57,899,088
Other—.9%			
iShares Nasdaq Biotechnology Index Fund	180,500	a,b	**12,328,150**
Total Common Stocks (cost $999,958,237)			**1,365,904,263**

Short-Term Investments—1.0%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 2.61%, dated 2/28/2005, due 3/1/2005 in the amount of $14,401,044 (fully collateralized by $14,819,000 Federal Home Loan Mortgage Notes, 3.375%, 4/15/2009, value $14,688,871) (cost $14,400,000)	14,400,000	**14,400,000**

Investment of Cash Collateral for Securities Loaned—6.5%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $89,000,191)	89,000,191	c	**89,000,191**

Total Investments (cost $1,103,358,428)	**106.4%**	**1,469,304,454**
Liabilities, Less Cash and Receivables	**(6.4%)**	**(87,854,157)**
Net Assets	**100.0%**	**1,381,450,297**

ADR—American Depository Receipts.

[a] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $79,479,779 and the total market value of the collateral held by the fund is $89,000,191.*

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Interest Sensitive	17.3	Services	8.6
Producer Goods & Services	17.2	Short Term/Money Market Investments	7.5
Consumer Cyclical	14.0	Utilities	4.2
Health Care	11.4	Consumer Staples	3.6
Technology	11.0	Other	.9
Energy	10.7		**106.4**

† *Based on net assets.*

See notes to financial statements.

Mellon Small Cap Stock Fund

Common Stocks—99.2%	Shares		Value ($)
Consumer Cyclical—16.4%			
Alaska Air Group	135,400	a,b	3,839,944
Buffalo Wild Wings	104,700	a	3,947,190
CEC Entertainment	121,200	a	4,690,440
Choice Hotels International	92,700		5,481,351
Claire's Stores	126,200		2,903,862
Core Laboratories	84,480	a	2,271,667
Dick's Sporting Goods	58,200	a	2,086,470
Dress Barn	179,900	a	3,394,713
Finish Line, Cl. A	150,200		3,073,092
Fossil	147,500	a	3,805,500
Guitar Center	51,600	a	3,125,928
Hibbett Sporting Goods	157,400	a	4,385,164
Jos. A. Bank Clothiers	101,500	a,b	2,754,710
K-Swiss, Cl. A	132,500		4,107,500
Lone Star Steakhouse & Saloon	155,200		4,128,320
Men's Wearhouse	82,400	a	2,898,008
NBTY	198,600	a	5,022,594
Oshkosh Truck	58,540		4,370,011
Panera Bread, Cl. A	81,800	a,b	4,373,028
Penn National Gaming	45,900	a	2,770,524
Pep Boys—Manny, Moe & Jack	250,800		4,534,464
Polaris Industries	68,400		4,773,636
Quiksilver	97,800	a	3,089,502
RARE Hospitality International	113,700	a	3,326,862
SCP Pool	113,900		3,877,156
Scientific Games, Cl. A	135,800	a	3,492,776
Shuffle Master	119,198	a,b	3,904,926
Sonic	231,650	a	7,804,289
Sonic Automotive	170,900		3,792,271
Stage Stores	91,000	a	3,508,960
Steak n Shake	200,000	a	3,826,000
Stein Mart	198,100	a	4,122,461
Tempur-Pedic International	146,100	a	2,797,815
Toro	72,100		6,251,791
West Marine	120,100	a,b	2,904,018
Wolverine World Wide	230,550		5,129,738
Zale	158,300	a	4,709,425
			145,276,106
Consumer Staples—1.8%			
Chiquita Brands International	212,400		4,846,968
Corn Products International	232,400		6,500,228
Flowers Foods	70,400		2,112,000
Loews Corp—Carolina Group	77,300		2,530,802
			15,989,998
Energy—10.0%			
AGL Resources	90,500		3,133,110
Cal Dive International	129,200	a	6,560,776
Cimarex Energy	150,700	a,b	6,128,969
Comstock Resources	125,500	a	3,451,250
Denbury Resources	104,200	a	3,539,674
Dril-Quip	143,600	a	4,451,600
Energen	102,200		6,591,900
Energy Partners	220,000	a	5,687,000
Frontier Oil	124,900		4,004,294
Hydril	91,200	a	5,478,384
New Jersey Resources	117,645		5,223,438
Oil States International	161,800	a	3,404,272
Remington Oil & Gas	154,930	a	5,162,268
Southwestern Energy	59,200	a	3,611,200
St. Mary Land & Exploration	111,200		5,657,856
Stone Energy	47,500	a	2,385,925
UGI	148,100		6,627,475
Unit	172,300	a	7,887,894
			88,987,285
Health Care—12.6%			
AMERIGROUP	145,600	a	5,803,616
Advanced Medical Optics	55,500	a	2,106,225
Amedisys	112,200	a	3,583,668
Barrier Therapeutics	101,500		1,748,845
Biosite	66,600	a,b	3,858,804
Bone Care International	72,800	a	1,969,968
CONMED	176,700	a	5,232,087
Cooper Cos.	53,980		4,445,253
Diagnostic Products	75,690		3,453,735
Haemonetics	85,600	a	3,550,688
IDEXX Laboratories	119,730	a	6,639,029
Immucor	150,300	a	4,464,661
Invacare	49,000		2,308,880
Kensey Nash	90,000	a,b	2,915,100
Kindred Healthcare	117,100	a	3,829,170
LCA-Vision	129,200		3,736,464
Matria Healthcare	85,900	a	2,473,920
Merit Medical Systems	207,601	a	2,734,105
Mine Safety Appliances	48,200		2,241,782
Option Care	148,400		2,868,572
Owens & Minor	114,100		3,184,531
Pharmaceutical Product Development	117,300	a	5,002,845
PolyMedica	50,400		1,735,272

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Psychiatric Solutions	82,400	a	3,281,168
RehabCare Group	148,900	a	4,273,430
Res-Care	143,810	a	1,968,759
ResMed	100,520	a	5,925,654
Sierra Health Services	53,500	a	3,293,460
Sybron Dental Specialties	147,100	a	5,254,412
Symbion	87,900		1,884,576
Ventana Medical Systems	43,300	a	2,911,059
WellCare Health Plans	89,400		2,806,266
			111,486,004
Interest Sensitive—13.0%			
ASTA Funding	77,809		1,644,882
AmerUs Group	62,800		3,022,564
Apollo Investment	171,600		2,822,820
BankUnited Financial, Cl. A	162,100	a	4,587,430
Capital Automotive REIT	100,600		3,349,980
Centene	89,500	a	2,985,720
Downey Financial	66,700		4,178,755
East West Bancorp	79,600		2,862,416
Endurance Specialty Holdings	74,500		2,663,375
Equity One	197,400		4,080,258
First Midwest Bancorp	112,500		3,839,625
First Niagara Financial Group	167,900		2,298,551
FirstFed Financial	93,100	a	4,757,410
Flagstar Bancorp	105,200		2,161,860
Fremont General	240,800		6,053,712
Horace Mann Educators	173,400		3,252,984
Hudson United Bancorp	68,300		2,420,552
iPayment Holdings	62,900	a	2,707,216
La Quinta	310,400	a	2,871,200
Max Re Capital	118,300		2,722,083
MeriStar Hospitality	56,960	a	418,086
Nelnet, Cl. A	108,600	a	3,702,174
New Century Financial	41,400		2,099,808
Newcastle Investment	131,700		4,061,628
Northwest Bancorp	27,126		581,853
Ohio Casualty	137,800	a	3,325,114
Philadelphia Consolidated Holding	45,400	a	3,449,492
Phoenix Cos.	244,600	b	3,135,772
PrivateBancorp	125,400		4,075,500
R & G Financial, Cl. B	78,200		2,840,224
Raymond James Financial	102,550		3,123,673
Republic Bancorp	178,980		2,604,159
South Financial Group	97,600		2,996,320

	Shares		Value ($)
Interest Sensitive (continued)			
UCBH Holdings	76,400		3,162,196
UICI	70,600		1,935,852
Umpqua Holdings	197,700		4,727,007
Wintrust Financial	71,400		3,831,324
			115,353,575
Producer Goods & Services—24.3%			
Albemarle	76,800		2,918,400
AptarGroup	78,100		4,031,522
Armor Holdings	49,200	a	1,964,064
Bluegreen	144,200	a	3,558,856
Brady, Cl. A	70,400		2,437,248
Briggs & Stratton	87,460		3,447,673
Building Materials Holding	100,700		4,646,298
CLARCOR	92,200		5,095,894
Carpenter Technology	106,600		7,208,292
Commercial Metals	220,100		7,659,480
Compass Minerals International	91,700		2,292,500
Corrections Corporation of America	70,100	a	2,638,564
Curtiss-Wright	81,900		4,549,545
Engineered Support Systems	77,800		4,300,784
EnPro Industries	128,500	a	3,589,005
FMC	94,800	a	4,679,328
Florida Rock Industries	69,900		4,485,483
Genlyte Group	46,200	a	4,149,684
Georgia Gulf	95,900		5,064,479
Griffon	47,450	a	1,094,197
Headwaters	66,100	a	2,125,776
Heartland Express	189,900		3,913,839
IDEX	77,850		3,075,075
Knight Transportation	179,500		4,740,595
Landstar System	101,500	a	3,560,620
M.D.C. Holdings	111,964		8,914,574
Massey Energy	206,700	b	9,007,986
Maverick Tube	122,400	a	4,352,544
Meritage Homes	64,500	a,b	4,723,335
Metals USA	139,200	a	3,392,304
Methanex	209,200		3,773,968
Mueller Industries	93,400		2,940,232
NVR	11,200	a	8,873,200
Olin	123,400		3,078,830
Overseas Shipholding Group	80,200		5,222,624
Pacer International	98,900	a	2,517,005
Quanex	126,150		7,423,927
RTI International Metals	199,600	a	5,409,160

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Reliance Steel & Aluminum	56,300	2,572,910
Simpson Manufacturing	183,800	6,346,614
Standard Pacific	96,010	7,680,800
Teledyne Technologies	187,700 [a]	5,739,866
Thomas & Betts	89,100 [a]	2,769,228
Timken	297,500 [b]	8,419,250
URS	68,900 [a]	1,987,076
Watsco	116,100	4,430,376
Woodward Governor	51,880	3,797,097
Yellow Roadway	77,600 [a,b]	4,481,400
		215,081,507
Services—6.6%		
ADVO	126,000	4,620,420
CACI International, Cl. A	47,230 [a]	2,548,531
CIBER	160,020 [a]	1,198,550
Cerner	65,410 [a,b]	3,407,861
Consolidated Graphics	90,730 [a]	4,722,496
DiamondCluster International	158,900 [a]	2,721,957
eFunds	197,600 [a]	4,394,624
FactSet Research Systems	91,150 [b]	3,007,038
G & K Services, Cl. A	84,000	3,604,440
Global Payments	63,200	3,508,864
Healthcare Services Group	133,150	3,061,119
Korn/Ferry International	92,200 [a]	1,768,396
Kronos	70,900 [a]	3,959,056
Labor Ready	297,900 [a]	5,594,562
Metal Management	151,700	4,494,871
Navigant Consulting	120,400 [a]	3,100,300
Watson Wyatt & Co. Holdings	107,700	2,946,672
		58,659,757
Technology—12.6%		
ANSYS	113,800 [a]	4,092,248
Agilysys	243,500	4,592,410
Anixter International	107,940	4,052,067
Avid Technology	84,400 [a]	5,646,360
Axcelis Technologies	430,500 [a]	3,702,300
Bel Fuse, Cl. B	40,967	1,269,158
Benchmark Electronics	67,150 [a]	2,183,718
Technology (continued)		
Brooktrout	189,800 [a]	2,450,318
Cognex	75,900	2,102,430
Cypress Semiconductor	139,500 [a]	1,964,160
Esterline Technologies	74,720 [a]	2,456,794
Global Imaging Systems	106,800 [a]	3,795,672
Hyperion Solutions	108,600 [a]	5,482,128
Informatica	362,600 [a]	2,817,402
Inter-Tel	160,400	4,409,396
Internet Security Systems	72,000 [a]	1,445,760
j2 Global Communications	76,700 [a,b]	2,938,377
LeCroy	81,600 [a]	1,933,920
MIPS Technologies	258,500 [a]	2,859,010
Macromedia	87,000 [a]	2,948,430
Mercury Computer Systems	91,200 [a]	2,684,016
Methode Electronics	185,060	2,070,821
OmniVision Technologies	152,400 [a,b]	3,080,004
Packeteer	228,200 [a]	3,610,124
Quest Software	177,100 [a]	2,403,247
Roper Industries	43,890	2,835,294
Sigmatel	78,200 [a]	3,260,158
Skyworks Solutions	223,300 [a]	1,621,158
Supertex	122,200 [a]	2,367,014
Take-Two Interactive Software	75,100 [a]	2,753,917
Tessera Technologies	86,600 [a]	3,528,084
Trimble Navigation	111,400 [a]	4,012,628
Veritas DGC	114,700 [a]	3,110,664
Websense	73,600 [a]	4,404,960
Western Digital	236,000 [a]	2,657,360
X-Rite	233,000	3,767,610
		111,309,117
Utilities—1.9%		
ALLETE	91,000	3,610,880
CH Energy Group	63,900	2,948,985
CMS Energy	200,500 [a]	2,434,070
Cleco	196,800	3,993,072
OGE Energy	152,800	3,965,160
		16,952,167
Total Common Stocks (cost $682,916,674)		**879,095,516**

Mellon Small Cap Stock Fund (continued)

Short-Term Investments—.3%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 2.61%, dated 2/28/2005, due 3/1/2005 in the amount of $3,000,218 (fully collateralized by $3,088,000 Federal Home Loan Mortgage Notes, 3.375%, 4/15/2009, value $3,060,884). (cost $3,000,000)	3,000,000	**3,000,000**

Investment of Cash Collateral for Securities Loaned—8.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $70,876,847)	70,876,847 [c]	**70,876,847**
Total Investments (cost $756,793,521)	**107.5%**	**952,972,363**
Liabilities, Less Cash and Receivables	**(7.5%)**	**(66,337,553)**
Net Assets	**100.0%**	**886,634,810**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $67,362,742 and the total market value of the collateral held by the fund is $70,876,847.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Producer Goods & Services	24.3	Short Term/Money Market Investments	8.3
Consumer Cyclical	16.4	Services	6.6
Interest Sensitive	13.0	Utilities	1.9
Health Care	12.6	Consumer Staples	1.8
Technology	12.6		
Energy	10.0		**107.5**

† *Based on net assets.*

See notes to financial statements.

Mellon International Fund

Common Stocks—95.9%	Shares	Value ($)
Australia—1.8%		
Amcor	1,873,352	10,656,964
National Australia Bank	717,562	16,373,502
National Australia Bank, ADR	10,097	1,153,077
		28,183,543
Belgium—1.1%		
Fortis	645,497	**18,165,173**
Denmark—.4%		
Danske Bank	181,800	**5,587,650**
Finland—2.1%		
M-real, Cl. B	1,951,575	11,733,497
Nokia	241,100	3,920,866
Nokia, ADR	320,980	5,180,617
UPM-Kymmene	560,446	12,498,625
		33,333,605
France—8.8%		
Air Liquide	1	180
BNP Paribas	248,588	18,040,439
Carrefour	399,940	20,947,283
France Telecom	508,403 [a]	15,350,741
Sanofi-Aventis	276,488	22,115,645
Schneider Electric	185,170	14,786,804
Thomson	158,013	4,262,557
Total	76,828	18,242,577
Total, ADR	79,311	9,453,871
Valeo	386,245	18,521,569
		141,721,666
Germany—7.8%		
Allianz	49,561	6,224,694
Bayerische Motoren Werke	4,660	199,208
Deutsche Bank	154,122	13,532,080
Deutsche Boerse	1,100	81,723
Deutsche Lufthansa	679,897	9,715,182
Deutsche Post	886,335	21,280,512
Deutsche Postbank	192,323	9,133,303
E.ON	152,750	13,719,092
Heidelberger Druckmaschinen	221,541 [a]	7,874,500
Infineon Technologies	1,020,700 [a]	10,651,499
KarstadtQuelle	1,018,162	11,825,046
Medion	168,762 [b]	3,426,125
Volkswagen	353,527	17,439,549
		125,102,513
Greece—.0%		
Hellenic Telecommunications Organization	1,900	**36,836**
Hong Kong—.8%		
Bank of East Asia	3,097,569	9,413,051
Citic Pacific	1,264,500	3,664,278
		13,077,329
Ireland—1.7%		
Bank of Ireland	1,600,860	**26,818,239**
Italy—4.9%		
Banche Popolari Unite Scrl	328,351	6,757,340
Benetton Group	685,598	8,452,898
Eni	761,844	19,875,527
Finmeccanica	15,817,931	16,255,404
SanPaolo IMI	272,567	3,988,613
UniCredito Italiano	4,067,900	23,743,731
		79,073,513
Japan—26.2%		
ALPS ELECTRIC	573,800	8,772,374
CANON	315,200	16,645,817
Credit Saison	434,500	15,380,531
DENTSU	3,472	9,234,308
FUJI MACHINE MANUFACTURING	5	48
FUNAI ELECTRIC	89,700	11,962,860
Fuji Heavy Industries	2,432,400	11,356,242
Fuji Photo Film	355,800	13,445,683
JS Group	237,700	4,348,074
KDDI	2,355	12,098,876
Kao	676,200	16,043,779
Kuraray	975,100	8,881,083
LAWSON	273,600	10,417,871
MABUCHI MOTOR	207,600	13,128,304
MINEBEA	2,578,600	11,792,115
MURATA MANUFACTURING	186,600	10,318,565
Matsumotokiyoshi	324,650	9,535,283
NIPPON TELEGRAPH AND TELEPHONE	2,369	10,266,989
Nippon Express	4,152,600	21,214,909
OLYMPUS	220,100	4,843,148
RINNAI	476,800	11,700,474
ROHM	148,300	14,925,769
SKYLARK	672,200	11,685,122
SOHGO SECURITY SERVICES	388,400	5,544,059
SUMITOMO CHEMICAL	1,867,000	9,966,860
Sekisui House	1,206,500	13,308,725
77 Bank	1,805,600	12,765,734
Shin-Etsu Chemical	397,800	16,250,715

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Shiseido	175,100	2,385,481
Sumitomo Bakelite	1,710,000	11,222,770
Sumitomo Mitsui Financial	2,848	19,781,373
TAKEFUJI	217,720	15,517,953
TDK	77,500	5,612,772
TOYODA GOSEI	433,800	8,184,201
Takeda Pharmaceutical	322,100	15,438,613
Toyota Motor	264,000	10,279,646
Yamaha Motor	914,600	15,688,857
		419,945,983
Netherlands—5.8%		
ABN AMRO	344,355	9,480,850
Aegon	1,050,730	15,167,151
DSM	870	61,812
Heineken	501,437	17,119,287
Koninklijke (Royal) Philips Electronics	505,790	13,992,492
Koninklijke (Royal) Philips Electronics (New York Shares)	240,980	6,679,966
Royal Dutch Petroleum	246,250	15,522,782
Wolters Kluwer	804,293	15,550,828
		93,575,168
New Zealand—.2%		
Carter Holt Harvey	2,197,533	**3,673,990**
Portugal—.5%		
EDP	2,772,300	**8,113,699**
Singapore—1.8%		
DBS	1,691,640	15,528,238
United Overseas Bank	1,532,400	12,839,231
		28,367,469
South Africa-1.0%		
Anglo American	610,700	**15,230,074**
Spain—3.3%		
Banco de Sabadell	538,327	13,723,449
Endesa	913,401	20,672,354
Repsol YPF	62,600	1,704,448
Repsol YPF, ADR	634,451	17,339,546
		53,439,797
Sweden—.9%		
Electrolux, Cl. B	513,230	12,340,506
Svenska Cellulosa, Cl. B	64,700	2,529,782
		14,870,288
Switzerland—7.9%		
Ciba Specialty Chemicals	198,569	14,061,386
Clariant	166,977	2,868,008
Julius Baer, Cl. B	8,829	3,135,568
Lonza	177,983	11,117,234
Nestle	92,730	25,747,245
Novartis	509,340	25,543,741
Swiss Re	261,170	19,168,956
Swisscom	320	125,768
UBS	207,319	18,009,890
Zurich Financial Services	39,940 [a]	7,362,164
		127,139,960
United Kingdom—18.9%		
BAA	954,940	11,163,845
BAE Systems	2,252,534	11,087,801
BOC	527,424	10,050,037
BT	4,899,583	19,642,614
Barclays	908,182	9,866,326
Boots	1,117,589	14,257,952
Bunzl	1,406,838	13,532,103
Centrica	1,814,690	8,252,161
Diageo	1,320,627	18,803,528
GKN	3,848,282	19,053,652
GlaxoSmithKline	1,242,571	29,697,949
Lloyds TSB	1,372,214	12,922,020
Marks & Spencer	958,800	6,461,750
Rexam	853,263	7,522,399
Rio Tinto	499,254	17,615,369
Royal Bank of Scotland	628,369	21,542,704
Sainsbury (J)	2,101,781	11,537,924
Shell Transport & Trading	2,928,145	27,475,558
Unilever	1,903,660	18,219,429
Vodafone	5,940,704	15,563,546
		304,268,667
Total Common Stocks (cost $1,223,634,240)		**1,539,725,162**

Preferred Stocks—.0%	Shares	Value ($)
Germany;		
Henkel KGaA (cost $156,284)	1,950	**174,492**

Mellon International Fund (continued)

Short-Term Investments—3.6%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
J.P. Morgan Chase & Co., 2.55%, dated 2/28/2005, due 3/1/2005 in the amount of $57,304,059 (fully collateralized by $58,947,000 U.S. Treasury Bills, 2.75%, 6/23/2005, value $58,440,056) (cost $57,300,000)	57,300,000	**57,300,000**

Investment of Cash Collateral for Securities Loaned—.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,472,708)	2,472,708 [c]	**2,472,708**

Total Investments (cost $1,283,563,232)	**99.6%**	**1,599,672,362**
Cash and Receivables (Net)	**.4%**	**6,618,649**
Net Assets	**100.0%**	**1,606,291,011**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *A portion of this security is on loan. At February 28, 2005, the total market value of the fund's security on loan is $2,074,316 and the total market value of the collateral held by the fund is $2,472,708.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking	15.6	Electronic Components	3.5
Chemicals	7.5	Utilities	3.2
Food & Household Products	7.1	Transportation	3.1
Financial Services	6.0	Forest Products & Paper	2.6
Energy	5.2	Appliances & Household Durables	2.4
Healthcare	4.9	Beverages & Tobacco	2.2
Automobiles	4.6	Merchandising	2.2
Telecommunications	3.8	Other	22.0
Short Term/Money Market Investments	3.7		**99.6**

† *Based on net assets.*

See notes to financial statements.

Mellon Emerging Markets Fund

Common Stocks—92.6%	Shares		Value ($)
Brazil—6.1%			
Banco Itau, ADR	69,420		6,015,937
Brasil Telecom Participacoes, ADR	234,540		7,974,360
Companhia de Saneamento Basico do Estado de Sao Paulo	123,584		7,490,914
Companhia de Saneamento Basico do Estado de Sao Paulo, ADR	210,100		3,172,510
Empresa Brasileira de Aeronautica, ADR	373,950		12,628,292
Grendene	289,400		3,214,686
Petroleo Brasileiro, ADR	671,320		32,760,416
Telecomunicacoes Brasileiras, ADR	272,800		8,443,160
Tim Participacoes, ADR	174,812		2,854,680
			84,554,955
Chile—.4%			
Banco Santander Chile, ADR	138,500		**4,882,125**
China—1.8%			
China Telecom, Cl. H	13,405,000		5,156,430
Foxconn International	2,500,000		1,282,216
Huadian Power International, Cl. H	29,094,300		8,859,977
Huaneng Power International, Cl. H	3,618,000		2,806,629
Qingling Motors, Cl. H	8,818,500		1,447,324
Sinopec Yizheng Chemical Fibre, Cl. H	19,060,000		3,934,684
Sinotrans, Cl. H	3,622,000		1,230,709
			24,717,969
Croatia—.4%			
Pliva, GDR	390,300	a	**5,815,470**
Egypt—.6%			
Commercial International Bank, GDR	661,000	a	5,479,690
Suez Cement	210,780		3,360,824
			8,840,514
Hong Kong—4.5%			
Beijing Enterprises	1,001,000		1,469,605
Brilliance China Automotive	9,683,000		2,110,668
China Mobile (Hong Kong)	9,750,100		31,816,905
China Mobile (Hong Kong), ADR	78,500		1,271,700
China Resources Enterprise	5,648,300		8,038,996
Denway Motors	18,581,500		7,207,211
Shanghai Industrial	4,666,600		10,531,115
			62,446,200
Hungary—1.9%			
Gedeon Richter	74,983		11,492,426
Magyar Tavkozlesi	2,772,200		14,418,384
			25,910,810
India—10.5%			
Bharat Petroleum	1,157,348		11,172,204
Dr. Reddy's Laboratories	139,300		2,299,872
Dr. Reddy's Laboratories, ADR	584,400		10,297,128
Gail India	946,181		5,094,804
Gail India, GDR	170,200	a	5,652,342
Hindalco Industries, GDR	466,600	a	14,977,860
Hindustan Lever	2,564,864		8,365,156
Hindustan Petroleum	1,429,157		11,416,753
ICICI Bank	1,256,384		10,871,709
Mahanagar Telephone Nigam	4,322,957		13,321,596
Mahanagar Telephone Nigam, ADR	358,450		2,448,213
NIIT	125,367		567,858
NIIT Technologies	224,816		685,242
Oil and Natural Gas	442,006		8,459,990
Reliance Industries	1,982,749		25,048,440
State Bank of India, GDR	337,700	a	15,128,960
			145,808,127
Indonesia—2.3%			
PT Astra Agro Lestari	4,659,200		1,558,967
PT Bank Mandiri	21,021,500		4,106,825
PT Gudang Garam	5,123,700		8,516,642
PT Indofood Sukses Makmur	77,099,500		7,739,243
PT Telekomunikasi Indonesia	19,581,500		9,352,402
			31,274,079
Israel—.6%			
Bank Hapoalim	1,160,682		4,229,411
Koor Industries	1	b	55
Supersol	1,615,586	b	4,539,940
			8,769,406
Malaysia—3.4%			
Commerce Asset	1,485,000		1,821,079
Gamuda	7,233,300		10,278,900
Genting	2,390,600		12,330,463
Kuala Lumpur Kepong	2,206,400		3,745,074
MK Land	800,000		418,948
Resorts World	2,100,300		5,582,376
Sime Darby	8,659,200		13,672,421
			47,849,261
Mexico—6.8%			
Cemex	1,112,444		8,895,104
Coca-Cola Femsa, ADR	810,000		20,817,000
Controladora Comercial Mexicana	9,127,100		9,986,606
Desc, Ser. B	6,871,166	b	2,011,049

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Mexico (continued)			
Embotelladoras Arca	180,000		395,522
Grupo Continental	2,047,500		3,706,199
Kimberly-Clark de Mexico, Cl. A	3,932,100		13,048,809
Telefonos de Mexico, ADR	909,700		35,669,337
			94,529,626
Philippines–.5%			
ABS-CBN Broadcasting	1,568,300		502,017
Bank of the Philippine Islands	4,136,576		4,388,538
Manila Electric, Cl. B	2,878,000	b	1,631,937
			6,522,492
Poland–1.7%			
Bank Przemyslowo-Handlowy	21,249		3,865,688
KGHM Polska Miedz	654,966	b	7,349,659
Powszechna Kasa Oszczednosci Bank Polski	215,000	a	2,047,062
Telekomunikacja Polska	1,241,766		9,627,403
			22,889,812
Russia–2.5%			
Gazprom, ADR	189,400		6,922,570
LUKOIL, ADR	198,500		27,864,437
			34,787,007
South Africa–12.4%			
Alexander Forbes	1,618,288		3,264,421
Anglo American Platinum	70,914		2,812,058
Aveng	2,461,641		5,092,962
Bidvest Group	879,267		11,475,752
Illovo Sugar	833,876		1,236,416
Impala Platinum Holdings	180,955		15,911,286
Imperial Holdings	151,196		2,763,190
Nampak	4,196,510		11,706,614
Nedcor	2,237,963		30,875,640
Network Healthcare Holdings	3,057,800	b	2,667,621
Old Mutual	5,581,286		15,212,180
Sanlam	4,954,300		11,377,610
Sappi	1,417,581		19,190,783
Sasol	835,761		21,037,759
Shoprite Holdings	1,733,836		4,259,782
Steinhoff International Holdings	3,934,770		9,273,686
Tongaat-Hulett Group	341,416		3,590,693
			171,748,453

	Shares		Value ($)
South Korea–20.1%			
CJ	127,030		8,966,080
Cheil Communications	3,599		596,549
Hyundai Department Store	119,650		5,657,914
Hyundai Development	304,840		5,417,017
Hyundai Motor	218,880		12,616,378
INI Steel	231,430		4,619,384
Industrial Bank of Korea	865,600		7,531,452
KT, ADR	837,450		19,437,215
Kangwon Land	1,021,547		13,118,921
Kia Motors	508,010		7,181,426
Kookmin Bank	493,114		22,777,989
Kookmin Bank, ADR	83,340	b	3,841,141
Korea Electric Power	1,092,620		29,912,444
Korea Electric Power, ADR	69,700		975,800
Korea Fine Chemical	12,180		145,505
Kumho Tire, GDR	308,200	a	2,296,090
LG Chem	248,660		11,634,664
LG Electronics	81,040		6,373,479
LG Household & Health Care	208,610		7,040,198
POSCO	65,000		14,333,002
POSCO, ADR	71,350		3,870,738
SK Telecom	45,100		8,126,531
SK Telecom, ADR	256,800		5,469,840
Samsung	275,570		4,389,368
Samsung Electro-Mechanics	536,100		15,210,403
Samsung Electronics	60,770		31,882,320
Samsung Fire & Marine Insurance	162,290		13,248,163
Samsung SDI	96,640		11,881,573
			278,551,584
Taiwan–13.0%			
Accton Technology	3,368,225	b	1,603,917
Advanced Semiconductor Engineering	6,219,000	b	4,902,365
Asustek Computer	4,907,025		14,051,648
Benq	6,887,000		7,689,154
China Motor	5,797,000		7,516,702
Chunghwa Telecom, ADR	113,100		2,465,580
Compal Electronics	22,456,306		21,603,718
Delta Electronics	3,616,800		6,342,201
Elan Microelectronics	2,204,726		1,376,180

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Taiwan (continued)		
First Financial	13,499,000 [b]	11,683,497
Nien Hsing Textile	2,056,000	2,024,247
President Chain Store	2,208,000	3,729,730
Quanta Computer	10,356,984	18,494,614
SinoPac Financial Holdings	25,181,225	15,555,969
Taiwan Cellular	6,539,806	7,049,019
United Microelectronics	54,017,869 [b]	36,150,955
United Microelectronics, ADR	1,099,338 [b]	4,067,551
Yageo	35,281,960 [b]	13,565,618
		179,872,665
Thailand–2.3%		
Charoen Pokphand Foods	20,310,700	1,945,280
Delta Electronics	956,700	513,287
Kasikornbank	5,851,700 [b]	9,547,759
Krung Thai Bank	38,766,800	9,949,621
Siam Commercial Bank	6,922,500	9,197,764
Siam Makro	547,400	719,506
		31,873,217
Turkey–.8%		
Tupras-Turkiye Petrol Rafinerileri	824,754	**10,928,151**
Total Common Stocks (cost $928,381,390)		**1,282,571,923**

Preferred Stocks–3.2%	Shares	Value ($)
Brazil:		
Banco Bradesco	289,983	9,169,733
Banco Bradesco Receipt	10,696	336,573
Brazil (continued):		
Companhia de Tecidos Norte de Minas	53,122	5,353,221
Companhia Energetica de Minas Gerais	315,202	8,190,396
Companhia Paranaense de Energia	1,332,700	7,301,548
Duratex	37,900	1,785,251
Telecomunicacoes de Sao Paulo	190,758	3,985,295
Telemar Norte Leste	150,904	4,078,486
Telemig Celular Participacoes	2,780,505	4,197,596
Total Preferred Stocks (cost $24,898,548)		**44,398,099**

Short-Term Investments–2.7%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
J.P. Morgan Chase & Co., 2.55%, dated 2/28/2005, due 3/1/2005 in the amount of $37,502,656 (collateralized by $38,578,000 U.S. Treasury Bills, 2.75%, 6/23/2005, value $38,246,229 (cost $37,500,000)	37,500,000	**37,500,000**

Total Investments (cost $990,779,938)	**98.5%**	**1,364,470,022**
Cash and Receivables (Net)	**1.5%**	**20,319,078**
Net Assets	**100.0%**	**1,384,789,100**

ADR—American Depository Receipts.
GDR—Global Depository Receipts.
[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At February 28, 2005, these securities amounted to $51,397,474 or 3.7% of net assets.*
[b] *Non-income producing.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Telecommunications	12.5	Healthcare	4.1
Electronic Components	9.5	Beverages & Tobacco	3.2
Banking	9.3	Multi-Industry	3.0
Energy	5.6	Wholesale & International Trading	3.0
Utilities	5.1	Automobiles	2.9
Energy Equipment & Services	5.0	Short-Term Investments	2.7
Financial Services	5.0	Other	23.2
Metals	4.4		**98.5**

† *Based on net assets.*
See notes to financial statements.

Mellon Balanced Fund

Common Stocks—42.8%	Shares		Value ($)
Consumer Cyclical—4.2%			
Bed Bath & Beyond	34,100	a	1,279,432
CVS	23,260		1,159,046
Chico's FAS	23,800	a	700,910
Gap	35,700		761,481
Harrah's Entertainment	6,600		432,894
Home Depot	16,140		645,923
McDonald's	48,070		1,590,156
Nordstrom	20,200		1,085,952
Starbucks	16,800	a	870,408
Starwood Hotels & Resorts Worldwide	20,700		1,184,868
Target	30,900		1,570,338
Wal-Mart Stores	46,450		2,397,284
Walgreen	36,600		1,567,578
			15,246,270
Consumer Staples—3.2%			
Altria Group	28,700		1,884,155
Archer-Daniels-Midland	30,400		732,640
Coca-Cola	15,250		652,700
Fortune Brands	9,810		794,610
General Mills	12,600		659,862
Gillette	20,400		1,025,100
Kimberly-Clark	20,140		1,328,837
PepsiCo	39,190		2,110,773
Procter & Gamble	44,240		2,348,702
			11,537,379
Energy—4.3%			
Amerada Hess	14,220		1,427,688
Apache	20,060	b	1,261,373
ConocoPhillips	21,910		2,429,600
Devon Energy	21,778		1,018,993
Exxon Mobil	81,310		5,147,736
Occidental Petroleum	28,890		2,030,100
Suncor Energy	23,510		918,065
XTO Energy	28,100		1,279,112
			15,512,667
Health Care—5.7%			
Abbott Laboratories	35,430		1,629,426
Aetna	11,570		1,689,451
Amgen	32,190	a	1,983,226
Biogen Idec	8,200	a,b	316,930
Boston Scientific	57,900	a	1,891,014
Genzyme	9,470	a	531,172

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Johnson & Johnson	34,130		2,238,928
Medtronic	14,300		745,316
Merck & Co.	33,150		1,050,855
Novartis, ADR	19,100	b	954,427
Pfizer	129,233		3,397,536
UnitedHealth Group	26,490		2,414,828
Wyeth	39,950		1,630,759
			20,473,868
Interest Sensitive—9.2%			
Allstate	17,510		939,937
American Express	25,150		1,361,872
American International Group	45,336		3,028,445
Bear Stearns Cos.	7,530		749,235
Capital One Financial	13,370		1,025,212
Citigroup	55,326		2,640,157
Fannie Mae	18,100		1,058,126
Freddie Mac	23,530		1,458,860
General Electric	119,940		4,221,888
Goldman Sachs Group	15,600		1,697,280
J.P. Morgan Chase & Co.	89,722		3,279,339
Lehman Brothers Holdings	11,710		1,067,718
MBNA	36,470		925,244
Morgan Stanley	14,640		826,721
New York Community Bancorp	16,673		306,116
PNC Financial Services Group	17,300		910,672
Radian Group	7,350		355,225
RenaissanceRe Holdings	9,600		457,152
St. Paul Travelers Cos.	46,300		1,774,216
Simon Property Group	12,900		799,284
U.S. Bancorp	42,076		1,251,761
Wachovia	16,487		873,976
Wells Fargo	36,430		2,163,213
			33,171,649
Producer Goods & Services—5.3%			
Air Products & Chemicals	17,240		1,079,569
Boeing	27,800		1,528,166
Caterpillar	15,450		1,468,522
Companhia Vale do Rio Doce, ADR	24,500		857,500
Cooper Industries, Cl. A	9,880		685,376
Deere & Co.	14,580		1,036,784
Freeport-McMoRan Copper & Gold, Cl. B	31,540		1,319,003
General Dynamics	7,400		779,590

Mellon Balanced Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Producer Goods & Services (continued)			
Honeywell International	27,890		1,058,983
ITT Industries	7,680		675,456
Inco	30,230	a	1,254,545
Ingersoll-Rand, Cl. A	14,580		1,228,365
PPG Industries	13,850		996,508
Pentair	19,520		808,909
3M	13,110		1,100,453
Tyco International	47,500		1,590,300
United Technologies	15,590		1,557,129
			19,025,158
Services—2.1%			
Cendant	61,310		1,356,177
McGraw-Hill Companies	12,840		1,179,354
News, Cl. B	85,860	b	1,477,651
Nextel Communications, Cl. A	42,400	a	1,247,832
PHH	3,065	a	64,365
Time Warner	45,200	a	778,796
Walt Disney	57,910		1,618,005
			7,722,180
Technology—6.8%			
Agilent Technologies	47,700	a	1,144,800
Amdocs	30,330	a	890,186
Cisco Systems	111,970	a	1,950,517
Computer Associates International	150	b	4,064
Dell	58,570	a	2,348,071
EMC	76,230	a	965,072
eBay	48,840	a	2,092,306
Intel	103,080		2,471,858
International Business Machines	16,840		1,559,047
Lexmark International	8,800	a	705,144
Linear Technology	26,830		1,047,980
Maxim Integrated Products	21,400		920,628
Microsoft	192,680		4,851,682
QUALCOMM	49,160		1,775,168
Symantec	49,900	a,b	1,098,299
Xilinx	16,610		501,622
			24,326,444
Utilities—2.0%			
Ameren	9,500		488,965
Constellation Energy Group	19,200		988,224
Entergy	12,780		883,354
Exelon	31,220		1,416,139
PPL	15,650		853,551
Utilities (continued)			
SBC Communications	35,357		850,336
Sprint (FON Group)	30,800		729,344
Telefonos de Mexico, ADR	25,730		1,008,873
			7,218,786
Total Common Stocks (cost $108,629,435)			**154,234,401**

Bonds and Notes—29.0%	Principal Amount ($)		Value ($)
Banking/Finance—3.6%			
AXA Financial, Sr. Notes, 7.75%, 8/1/2010	1,000,000		1,148,766
American Express, Notes, 4.75%, 6/17/2009	375,000	b	381,399
Bank of America, Sr. Notes, 5.875%, 2/15/2009	750,000		792,653
Bear Stearns Cos., Notes, 4.5%, 10/28/2010	250,000		249,487
CIT Group, Debs., 5.875%, 10/15/2008	1,200,000		1,258,698
Caterpillar Financial Services, Notes, 3.625%, 11/15/2007	810,000		800,164
Citigroup, Sub. Notes, 6.625%, 6/15/2032	505,000		578,059
Countrywide Home Loan, Notes, 3.25%, 5/21/2008	600,000		580,325
ERP Operating, Notes, 4.75%, 6/15/2009	750,000		756,426
Ford Motor:			
Sr. Notes, 5.8%, 1/12/2009	500,000		499,907
Notes, 7.45%, 7/16/2031	600,000	b	580,146
General Electric Capital:			
Notes, 3.125%, 4/1/2009	220,000		210,503
Notes, 6.75%, 3/15/2032	200,000		236,391
Goldman Sachs, Notes, 4.75%, 7/15/2013	1,000,000		985,452
KFW, Gtd. Notes, 3.75%, 1/24/2008	975,000		973,265
Landwirtsch. Rentenbank, Gtd. Notes, 3.25%, 10/12/2007	895,000		876,466
Lehman Brothers, Notes, 7%, 2/1/2008	875,000		941,411
Mack-Cali Realty, Notes, 7.75%, 2/15/2011	475,000		541,703
Morgan Stanley, Sub. Notes, 4.75%, 4/1/2014	775,000		755,896
			13,147,117

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs.—1.7%		
ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.639%, 6/25/2032	244,125 [c]	247,657
Asset Securization, Ser. 1995-MD IV, Cl. A1, 7.1%, 8/13/2029	535,833	549,732
Bank One Issuance Trust, Ser. 2003-C3, Cl. C3, 4.77%, 2/16/2016	1,800,000	1,747,202
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A2, 6.562%, 4/13/2031	2,375,000	2,510,565
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 4/15/2011	670,000	658,969
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4, 3.28%, 2/18/2010	580,000	565,011
		6,279,136
Foreign/Governmental—.8%		
Italy, Notes, 3.25%, 5/15/2009	475,000	455,119
Province of Ontario:		
Sr. Bonds, 5.5%, 10/1/2008	465,000 [b]	486,128
Notes, 5.125%, 7/17/2012	500,000	523,100
Province of Quebec, Notes, 5%, 7/17/2009	315,000	324,447
United Mexican States, Notes, 6.625%, 3/3/2015	1,000,000	1,074,000
		2,862,794
Industrial—1.6%		
Conoco Funding, Notes, 6.35%, 10/15/2011	490,000	540,611
ConocoPhillips, Gtd. Notes, 3.625%, 10/15/2007	200,000	197,622
Federated Department Stores, Notes, 6.3%, 4/1/2009	775,000	826,261
General Motors, Debs., 8.375%, 7/15/2033	900,000 [b]	886,439
IBM, Debs., 7%, 10/30/2025	650,000	782,589
News America Holdings, Gtd. Notes, 7.75%, 12/1/2045	550,000	677,454

	Principal Amount ($)	Value ($)
Industrial (continued)		
Univision Communications, Sr. Notes, 3.5%, 10/15/2007	1,150,000	1,123,878
Wal-Mart Stores, Sr. Notes, 6.875%, 8/10/2009	375,000	413,604
Weyerhaeuser, Debs., 6.875%, 12/15/2033	300,000	341,935
		5,790,393
Media/Telecommunications—1.6%		
America Movil SA de CV, Notes, 6.375%, 3/1/2035	750,000	734,688
Comcast, Bonds, 7.05%, 3/15/2033	885,000	1,032,913
Comcast Cable Communications, Sr. Notes, 6.875%, 6/15/2009	925,000	1,010,391
Sprint Capital, Gtd. Sr. Notes, 6.125%, 11/15/2008	950,000	1,002,997
Time Warner, Gtd. Notes, 6.95%, 1/15/2028	1,150,000	1,303,226
Verizon New York, Debs., 7.375%, 4/1/2032	500,000 [b]	579,360
		5,663,575
Real Estate Investment Trusts—.1%		
Liberty Property, Sr. Notes, 7.25%, 3/15/2011	250,000	**279,007**
Residential Mortgage Pass-Through Ctfs.—.1%		
Washington Mutual, Ser. 2003-S4, Cl. 4A1, 4%, 2/25/2032	351,025	**350,560**
U.S. Governments—4.1%		
U.S. Treasury Bonds, 5.375%, 2/15/2031	4,400,000	4,839,296
U.S. Treasury Notes:		
3.375%, 9/15/2009-10/15/2009	2,040,000 [b]	1,988,086
4%, 2/15/2015	800,000 [b]	777,250
4.25%, 11/15/2014	1,555,000	1,540,727
4.375%, 5/15/2007	2,125,000 [b]	2,158,936
5.5%, 2/15/2008	35,000 [b]	36,725
6%, 8/15/2009	3,045,000 [b]	3,298,923
		14,639,943

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies–3.7%		
Federal Farm Credit Bank:		
Bonds, 2.125%, 7/17/2006	45,000	44,142
Bonds, 2.375%, 10/2/2006	1,250,000	1,226,056
Bonds, 3%, 12/17/2007	620,000	606,872
Bonds, 3.25%, 6/15/2007	1,080,000	1,066,415
Federal Home Loan Bank:		
Bonds, 2.75%, 12/15/2006	945,000	931,194
Bonds, 3.625%, 11/14/2005-1/15/2008	1,810,000	1,790,969
Bonds, 3.875%, 2/15/2008	760,000	758,277
Federal Home Loan Mortgage Corp.:		
Notes, 3.25%, 11/2/2007	155,000	152,600
Notes, 3.3%, 9/14/2007	925,000	913,160
Notes, 3.375%, 8/23/2007	795,000	785,540
Notes, 3.75%, 8/3/2007	730,000	727,673
Federal National Mortgage Association:		
Notes, 3.125%, 12/15/2007	830,000	812,621
Notes, 3.55%, 2/16/2007	535,000	532,724
Notes, 3.8%, 1/18/2008	655,000	650,351
Notes, 4%, 12/15/2008	2,210,000	2,192,950
Tennessee Valley Authority, Bonds, 5.625%, 1/18/2011	185,000	196,021
		13,387,565
U.S. Government Agencies/ Mortgaged-Backed–11.4%		
Federal Home Loan Mortgage Corp.:		
4.093%, 7/1/2031	191,527 [c]	196,311
4.5%, 6/1/2018	1,469,345	1,455,107
5%, 10/1/2018	1,536,908	1,550,832
5.5%	1,930,000 [d]	1,948,698
5.5%, 9/1/2006-11/15/2014	2,541,260	2,606,436
6.5%, 8/1/2032	1,124,729	1,172,170
7%, 8/1/2029	174,373	184,017
8.5%, 6/1/2018	725,717	789,892
Federal National Mortgage Association:		
4.5%, 6/1/2019	1,641,978	1,623,246
5%	3,330,000 [d]	3,352,877
5%, 5/1/2019-7/1/2034	10,145,440	10,078,685
5.5%, 9/1/2033-7/1/2034	3,533,299	3,568,013
6%	3,725,000 [d]	3,821,589
6.5%, 3/1/2017-9/1/2032	2,433,387	2,540,847
7%, 6/1/2009-6/1/2032	816,527	858,456
7.5%, 7/1/2032	351,028	375,488
8%, 2/1/2013	296,750	312,142
Ser. 333, Cl. 2, 5.5%, 3/1/2033 (Interest Only Obligation)	1,356,178	302,753
U.S. Government Agencies/ Mortgaged-Backed (continued)		
Government National Mortgage Association I:		
6%, 10/15/2008-10/15/2033	1,166,996	1,207,380
6.5%, 2/15/2024-5/15/2028	1,309,858	1,379,813
7%, 5/15/2023-11/15/2023	467,022	497,523
7.5%, 3/15/2027	205,995	221,702
8%, 2/15/2008	231,150	238,445
9%, 12/15/2009	490,425	516,629
Government National Mortgage Association II, 6.5%, 4/20/2031	179,014	187,404
		40,986,455
Utilities–.3%		
FPL Group Capital, Gtd. Debs., 6.125%, 5/15/2007	700,000	730,334
Virginia Electric & Power, Notes, 4.5%, 12/15/2010	500,000	497,204
		1,227,538
Total Bonds and Notes (cost $103,420,798)		**104,614,083**

Other Investments–27.5%	Shares	Value ($)
Registered Investment Companies:		
Mellon Emerging Markets Fund, Class M Shares	899,547 [e]	19,547,148
Mellon International Fund, Class M Shares	2,124,442 [e]	34,267,247
Mellon Mid Cap Stock Fund, Class M Shares	2,218,248 [e]	30,079,439
Mellon Small Cap Stock Fund, Class M Shares	885,093 [e]	15,090,832
(cost $74,492,079)		**98,984,666**

Short-Term Investments–2.9%	Principal Amount ($)	Value ($)
Repurchase Agreements–.4%		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 2.61%, dated 2/28/2005, due 3/1/2005 in the amount of $1,300,094 (fully collateralized by $1,338,000 Freddie Mac Notes, 3.375%, due 4/15/2009, value $1,326,251) (cost $1,300,000)	1,300,000	**1,300,000**

Mellon Balanced Fund (continued)

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Government Agency Discount Notes—2.5%		
Federal Home Loan Mortgage Corp., 2.38%, 3/14/2005	1,719,000	1,717,523
Federal National Mortgage Association:		
2.28%, 3/14/2005	2,138,000	2,136,131
2.42%, 3/14/2005-3/17/2005	5,362,000	5,356,631
		9,210,285
Total Short-Term Investments (cost $10,510,285)		**10,510,285**

Investment of Cash Collateral for Securities Loaned—4.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $16,238,864)	16,238,864 [f]	**16,238,864**
Total Investments (cost $313,291,461)	**106.7%**	**384,582,299**
Liabilities, Less Cash and Receivables	**(6.7%)**	**(24,256,431)**
Net Assets	**100.0%**	**360,325,868**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 28, 2005 the total market value of the fund's securities on loan is $15,444,939 and the total market value of the collateral held by the fund is $16,238,864.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Purchased on a forward commitment basis.*

[e] *Investments in affiliated mutual funds.*

[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Registered Investment Companies	27.5	Producer Goods & Services	5.3
U.S. Government Agencies/Mortgage-Backed	11.4	Energy	4.3
Interest Sensitive	9.2	Consumer Cyclical	4.2
Short Term/Money Market Investments	7.4	U.S. Governments	4.1
Technology	6.8	Other	20.8
Health Care	5.7		**106.7**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Assets ($):				
Investments in securities—				
See Statement of Investments†				
(including securities on loan)††—Note 2(b):				
Unaffiliated isuers	1,661,245,712	356,648,718	1,380,304,263	882,095,516
Affiliated issuers	29,158,334	5,370,014	89,000,191	70,876,847
Cash	–	–	400,951	253,502
Dividends and interest receivable	2,620,181	910,318	1,015,328	439,244
Receivable for investment securities sold	–	1,538,674	1,292,009	22,365,604
Receivable for shares of Beneficial Interest subscribed	1,403,836	1,016,245	–	547,577
Prepaid expenses	35,535	14,294	43,427	13,833
	1,694,463,598	**365,498,263**	**1,472,056,169**	**976,592,123**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 4(c)	840,506	177,109	809,993	593,320
Due to Administrator—Note 4(a)	171,139	36,029	141,664	91,880
Cash overdraft due to Custodian	811,840	673,633	–	–
Liability for securities on loan—Note 2(b)	29,158,334	5,370,014	89,000,191	70,876,847
Payable for investment securities purchased	–	3,954,882	–	17,162,364
Payable for shares of Beneficial Interest redeemed	518,633	59,585	607,070	1,192,376
Accrued expenses	26,753	15,071	46,954	40,526
	31,527,205	**10,286,323**	**90,605,872**	**89,957,313**
Net Assets ($)	**1,662,936,393**	**355,211,940**	**1,381,450,297**	**886,634,810**
Composition of Net Assets ($):				
Paid-in capital	1,287,597,368	250,637,242	984,743,805	645,707,588
Accumulated undistributed investment income—net	570,024	118,299	–	80,744
Accumulated distributions in excess of investment income—net	–	–	(152,686)	–
Accumulated net realized gain (loss) on investments	(95,281,836)	796,948	30,913,152	44,667,636
Accumulated net unrealized appreciation (depreciation) on investments	470,050,837	103,659,451	365,946,026	196,178,842
Net Assets ($)	**1,662,936,393**	**355,211,940**	**1,381,450,297**	**886,634,810**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	1,659,663,094	354,162,776	1,347,208,008	882,217,990
Shares Outstanding	173,517,929	36,292,822	99,345,490	51,732,939
Net Asset Value Per Share ($)	**9.56**	**9.76**	**13.56**	**17.05**
Investor Shares				
Net Assets ($)	3,273,299	1,049,164	25,297,169	4,416,820
Shares Outstanding	341,510	106,892	1,871,135	261,837
Net Asset Value Per Share ($)	**9.58**	**9.82**	**13.52**	**16.87**
Dreyfus Premier Shares				
Net Assets ($)	–	–	8,945,120	–
Shares Outstanding	–	–	672,225	–
Net Asset Value Per Share ($)	**–**	**–**	**13.31**	**–**
† Investments at cost ($):				
Unaffiliated issuers	1,191,194,875	252,989,267	1,014,358,237	685,916,674
Affiliated issuers	29,158,334	5,370,014	89,000,191	70,876,847
†† Value of securities on loan ($)	**25,545,227**	**5,161,346**	**79,479,779**	**67,362,742**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Assets ($):			
Investments in securities— See Statement of Investments† (including securities on loan)††—Note 2(b):			
Unaffiliated issuers	1,597,199,654	1,364,470,022	269,358,769
Affiliated issuers	2,472,708	–	115,223,530
Cash	1,691,273	1,920,933	314,837
Cash denominated in foreign currencies†††	10,142,274	20,664,619	–
Receivable for investment securites sold	10,375,151	6,376,289	1,199,230
Receivable for shares of Beneficial Interest subscribed	4,313,724	1,070,826	86,729
Dividends and interest receivable	3,342,514	2,373,584	989,923
Paydowns receivable	–	–	19,070
Unrealized appreciation on foreign currency exchange contracts—Note 2(e)	21,652	–	–
Prepaid expenses	25,706	28,704	14,176
	1,629,584,656	**1,396,904,977**	**387,206,264**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 4(c)	1,215,789	1,561,031	127,715
Due to Administrator—Note 4(a)	161,539	138,417	26,905
Payable for investment securities purchased	19,272,832	8,344,572	10,420,193
Liability for securities on loan—Note 2(b)	2,472,708	–	16,238,864
Payable for shares of Beneficial Interest redeemed	102,029	2,017,424	36,262
Unrealized depreciation on foreign currency exchange contracts—Note 2(e)	21,116	11,123	–
Accrued expenses	47,632	43,310	30,457
	23,293,645	**12,115,877**	**26,880,396**
Net Assets ($)	**1,606,291,011**	**1,384,789,100**	**360,325,868**
Composition of Net Assets ($):			
Paid-in capital	1,241,910,347	963,139,399	292,085,378
Accumulated undistributed investment income—net	–	1,069,316	444,140
Accumulated distributions in excess of investment income—net	(1,674,159)	–	–
Accumulated net realized gain (loss) on investments	49,552,969	46,109,841	(3,494,488)
Accumulated net unrealized appreciation (depreciation) on investments	–	–	71,290,838
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions	316,501,854	374,470,544	–
Net Assets ($)	**1,606,291,011**	**1,384,789,100**	**360,325,868**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	1,603,562,261	1,378,061,825	359,303,125
Shares Outstanding	99,393,767	63,405,886	28,676,126
Net Asset Value Per Share ($)	**16.13**	**21.73**	**12.53**
Investor Shares			
Net Assets ($)	2,728,750	6,727,275	1,022,743
Shares Outstanding	163,504	307,842	81,361
Net Asset Value Per Share ($)	**16.69**	**21.85**	**12.57**
† **Investments at cost ($):**			
Unaffiliated issuers	1,281,090,524	990,779,938	222,560,518
Affiliated issuers	2,472,708	–	90,730,943
†† **Value of securities on loan ($)**	**2,074,316**	**–**	**15,444,939**
††† **Cash denominated in foreign currencies (cost) ($)**	**9,915,606**	**19,991,745**	**–**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Investment Income ($):				
Income:				
Cash dividends (net of $14,486 and $4,287 foreign taxes withheld at source for Mellon Large Cap Stock Fund and Mellon Small Cap Stock Fund, respectively)	17,957,300	4,770,535	7,128,366	3,953,842
Interest	112,324	117,083	171,935	108,316
Income from securities lending	11,685	532	83,911	177,447
Total Income	**18,081,309**	**4,888,150**	**7,384,212**	**4,239,605**
Expenses:				
Investment advisory fee—Note 4(a)	5,177,463	1,005,781	4,837,111	3,552,140
Administration fee—Note 4(a)	1,081,072	209,984	875,291	567,145
Custodian fees—Note 4(c)	55,055	11,929	47,118	36,586
Trustees' fees and expenses—Note 4(d)	32,278	7,093	28,934	21,343
Legal fees	14,782	2,922	7,723	9,268
Auditing fees	14,324	7,796	13,637	21,977
Registration fees	11,653	13,112	21,349	21,008
Shareholder servicing costs—Note 4(c)	5,240	1,283	46,148	5,828
Prospectus and shareholders' reports	3,258	2,469	21,367	1,353
Distribution fees—Note 4(b)	–	–	34,666	–
Interest expense—Note 3	–	–	9,654	–
Miscellaneous	15,517	1,867	11,561	777
Total Expenses	**6,410,642**	**1,264,236**	**5,954,559**	**4,237,425**
Less—reduction in custody fees due to earnings credits—Note 2(b)	(180)	(603)	–	(2,156)
Net Expenses	**6,410,462**	**1,263,633**	**5,954,559**	**4,235,269**
Investment Income—Net	**11,670,847**	**3,624,517**	**1,429,653**	**4,336**
Realized and Unrealized Gain (Loss) on Investments—Note 5 ($):				
Net realized gain (loss) on investments	17,139,627	839,563	55,697,457	57,087,368
Net unrealized appreciation (depreciation) on investments	126,546,772	34,908,939	152,620,409	70,871,819
Net Realized and Unrealized Gain (Loss) on Investments	**143,686,399**	**35,748,502**	**208,317,866**	**127,959,187**
Net Increase in Net Assets Resulting from Operations	**155,357,246**	**39,373,019**	**209,747,519**	**127,963,523**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Investment Income ($):			
Income:			
Cash dividends (net of $401,682, $758,349 and $1,366 foreign taxes withheld at source for Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund, respectively)	7,844,189	9,783,421	2,285,042
Interest	473,918	311,428	2,512,731
Income from securities lending	38,805	–	9,966
Total Income	**8,356,912**	**10,094,849**	**4,807,739**
Expenses:			
Investment advisory fee—Note 4(a)	6,050,712	6,815,033	771,308
Administration fee—Note 4(a)	966,026	804,176	175,035
Custodian fees—Note 4(c)	632,479	1,260,056	13,993
Registration fees	33,010	31,652	11,692
Trustees' fees and expenses—Note 4(d)	32,258	25,742	8,458
Auditing fees	13,664	13,477	20,695
Legal fees	12,498	12,547	2,220
Shareholder servicing costs—Note 4(c)	2,456	6,259	1,230
Interest expense—Note 3	2,377	–	11
Prospectus and shareholders' reports	66	2,318	9,243
Miscellaneous	19,379	23,335	6,698
Total Expenses	**7,764,925**	**8,994,595**	**1,020,583**
Less—reduction in custody fees due to earnings credits—Note 2(b)	–	(14,604)	(2,124)
Net Expenses	**7,764,925**	**8,979,991**	**1,018,459**
Investment Income—Net	**591,987**	**1,114,858**	**3,789,280**
Realized and Unrealized Gain (Loss) on Investments—Note 5 ($):			
Net realized gain (loss) on investments	–	–	7,225,578
Net realized gain (loss) on investments and foreign currency transactions	76,302,461	67,882,592	–
Net realized gain (loss) on foreign currency exchange contracts	348,730	(230,162)	–
Net Realized Gain (Loss)	**76,651,191**	**67,652,430**	**7,225,578**
Net unrealized appreciation (depreciation) on investments	–	–	21,509,355
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	172,816,672	254,022,715	–
Net Realized and Unrealized Gain (Loss) on Investments	**249,467,863**	**321,675,145**	**28,734,933**
Net Increase in Net Assets Resulting from Operations	**250,059,850**	**322,790,003**	**32,524,213**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Large Cap Stock Fund		Mellon Income Stock Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):				
Investment income—net	11,670,847	12,308,880	3,624,517	4,711,642
Net realized gain (loss) on investments	17,139,627	68,780,791	839,563	34,939,890
Net unrealized appreciation (depreciation) on investments	126,546,772	38,241,235	34,908,939	(2,981,630)
Net Increase (Decrease) in Net Assets Resulting from Operations	**155,357,246**	**119,330,906**	**39,373,019**	**36,669,902**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(11,517,310)	(12,496,818)	(3,562,672)	(4,805,224)
Investor Shares	(20,621)	(21,293)	(7,376)	(12,371)
Net realized gain on investments:				
Class M Shares	–	–	(27,081,863)	(3,983,636)
Investor Shares	–	–	(75,370)	(14,224)
Total Dividends	**(11,537,931)**	**(12,518,111)**	**(30,727,281)**	**(8,815,455)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	85,007,685	186,854,023	77,876,769	45,592,369
Investor Shares	609,288	14,101,149	180,951	88,373
Dividends reinvested:				
Class M Shares	556,301	726,047	17,868,965	2,737,835
Investor Shares	14,614	10,984	82,068	26,489
Cost of shares redeemed:				
Class M Shares	(114,426,979)	(228,844,318)	(25,079,720)	(72,272,051)
Investor Shares	(1,001,011)	(13,279,261)	–	(555,022)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(29,240,102)**	**(40,431,376)**	**70,929,033**	**(24,382,007)**
Total Increase (Decrease) In Net Assets	**114,579,213**	**66,381,419**	**79,574,771**	**3,472,440**
Net Assets ($):				
Beginning of Period	1,548,357,180	1,481,975,761	275,637,169	272,164,729
End of Period	**1,662,936,393**	**1,548,357,180**	**355,211,940**	**275,637,169**
Undistributed investment income—net	570,024	437,108	118,299	63,830
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	9,211,720	21,219,504	8,044,400	4,864,972
Shares issued for dividends reinvested	60,027	82,445	1,876,283	292,117
Shares redeemed	(12,475,759)	(25,953,732)	(2,567,790)	(7,871,834)
Net Increase (Decrease) in Shares Outstanding	**(3,204,012)**	**(4,651,783)**	**7,352,893**	**(2,714,745)**
Investor Shares				
Shares sold	65,936	1,589,881	18,982	9,545
Shares issued for dividends reinvested	1,575	1,249	8,546	2,829
Shares redeemed	(109,042)	(1,468,062)	–	(58,918)
Net Increase (Decrease) in Shares Outstanding	**(41,531)**	**123,068**	**27,528**	**(46,544)**

See notes to financial statements

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):				
Investment income (loss)—net	1,429,653	3,917,981	4,336	(765,197)
Net realized gain (loss) on investments	55,697,457	107,373,012	57,087,368	43,686,983
Net unrealized appreciation (depreciation) on investments	152,620,409	11,137,361	70,871,819	35,068,269
Net Increase (Decrease) in Net Assets Resulting from Operations	**209,747,519**	**122,428,354**	**127,963,523**	**77,990,055**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(3,984,308)	(3,197,923)	–	–
Investor Shares	(17,531)	(10,284)	–	–
Net realized gain on investments:				
Class M Shares	(77,822,375)	–	(19,844,248)	–
Investor Shares	(1,434,735)	–	(84,778)	–
Dreyfus Premier Shares	(570,464)	–	–	–
Total Dividends	**(83,829,413)**	**(3,208,207)**	**(19,929,026)**	**–**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	95,715,245	159,457,396	77,893,377	206,754,973
Investor Shares	2,725,774	11,860,398	1,147,751	666,905
Dreyfus Premier Shares	89,952	246,977	–	–
Dividends reinvested:				
Class M Shares	46,621,454	668,015	11,761,061	–
Investor Shares	1,344,492	9,349	79,795	–
Dreyfus Premier Shares	488,518	–	–	–
Cost of shares redeemed:				
Class M Shares	(77,415,551)	(189,805,996)	(62,609,957)	(94,900,610)
Investor Shares	(2,956,549)	(10,367,338)	(617,909)	(1,315,084)
Dreyfus Premier Shares	(2,230,023)	(7,089,773)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**64,383,312**	**(35,020,972)**	**27,654,118**	**111,206,184**
Total Increase (Decrease) In Net Assets	**190,301,418**	**84,199,175**	**135,688,615**	**189,196,239**
Net Assets ($):				
Beginning of Period	1,191,148,879	1,106,949,704	750,946,195	561,749,956
End of Period	**1,381,450,297**	**1,191,148,879**	**886,634,810**	**750,946,195**
Undistributed (distributions in excess of) investment income—net	(152,686)	2,419,500	80,744	76,408

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:				
Class M Shares				
Shares sold	7,294,028	13,025,718	4,748,681	14,075,756
Shares issued for dividends reinvested	3,594,561	55,575	707,645	–
Shares redeemed	(5,903,581)	(15,743,025)	(3,828,352)	(6,347,665)
Net Increase (Decrease) in Shares Outstanding	**4,985,008**	**(2,661,732)**	**1,627,974**	**7,728,091**
Investor Shares [a]				
Shares sold	209,048	967,869	71,444	44,983
Shares issued for dividends reinvested	103,983	781	4,851	–
Shares redeemed	(223,641)	(829,700)	(38,351)	(94,651)
Net Increase (Decrease) in Shares Outstanding	**89,390**	**138,950**	**37,944**	**(49,668)**
Dreyfus Premier Shares [a]				
Shares sold	7,032	19,462	–	–
Shares issued for dividends reinvested	38,315	–	–	–
Shares redeemed	(173,849)	(586,382)	–	–
Net Increase (Decrease) in Shares Outstanding	**(128,502)**	**(566,920)**	**–**	**–**

[a] *During the period ended February 28, 2005, 116,871 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $1,499,480 were automatically converted to 115,273 Investor shares and during the period ended August 31, 2004, 408,718 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $4,969,465 were automatically converted to 405,061 Investor shares.*

See notes to financial statements.

	Mellon International Fund		Mellon Emerging Markets Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):				
Investment income—net	591,987	16,404,935	1,114,858	11,759,859
Net realized gain (loss) on investments	76,651,191	88,031,934	67,652,430	80,463,564
Net unrealized appreciation (depreciation) on investments	172,816,672	96,766,316	254,022,715	47,288,199
Net Increase (Decrease) in Net Assets Resulting from Operations	**250,059,850**	**201,203,185**	**322,790,003**	**139,511,622**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(18,606,194)	(13,996,941)	(7,111,602)	(5,321,756)
Investor Shares	(11,955)	(1,305)	(21,031)	(2,047)
Net realized gain on investments:				
Class M Shares	(58,460,661)	–	(93,399,039)	(10,285,747)
Investor Shares	(46,662)	–	(338,211)	(5,743)
Total Dividends	**(77,125,472)**	**(13,998,246)**	**(100,869,883)**	**(15,615,293)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	214,059,131	352,182,586	171,740,776	412,560,640
Investor Shares	1,939,443	4,308,413	2,535,855	3,575,511
Dividends reinvested:				
Class M Shares	16,624,186	3,040,359	57,373,886	7,970,340
Investor Shares	49,927	1,240	348,588	6,955
Cost of shares redeemed:				
Class M Shares	(64,858,789)	(97,834,871)	(73,412,208)	(69,024,287)
Investor Shares	(361,158)	(3,874,911)	(485,739)	(578,993)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**167,452,740**	**257,822,816**	**158,101,158**	**354,510,166**
Total Increase (Decrease) In Net Assets	**340,387,118**	**445,027,755**	**380,021,278**	**478,406,495**
Net Assets ($):				
Beginning of Period	1,265,903,893	820,876,138	1,004,767,822	526,361,327
End of Period	**1,606,291,011**	**1,265,903,893**	**1,384,789,100**	**1,004,767,822**
Undistributed (distributions in excess of) investment income—net	(1,674,159)	16,352,003	1,069,316	7,087,091
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	14,027,708	25,536,689	8,585,430	23,872,309
Shares issued for dividends reinvested	1,088,683	233,335	2,793,276	457,802
Shares redeemed	(4,257,111)	(6,932,933)	(3,659,632)	(3,908,665)
Net Increase (Decrease) in Shares Outstanding	**10,859,280**	**18,837,091**	**7,719,074**	**20,421,446**
Investor Shares				
Shares sold	121,903	292,232	125,076	200,762
Shares issued for dividends reinvested	3,160	91	16,873	397
Shares redeemed	(22,610)	(256,688)	(23,533)	(32,580)
Net Increase (Decrease) in Shares Outstanding	**102,453**	**35,635**	**118,416**	**168,579**

See notes to financial statements.

	Mellon Balanced Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income—net	3,789,280	6,358,677
Net realized gain (loss) on investments	7,225,578	7,905,951
Net unrealized appreciation (depreciation) on investments	21,509,355	17,010,291
Net Increase (Decrease) in Net Assets Resulting from Operations	**32,524,213**	**31,274,919**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(3,965,597)	(6,621,136)
Investor Shares	(7,014)	(8,017)
Total Dividends	**(3,972,611)**	**(6,629,153)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	6,356,469	14,543,502
Investor Shares	367,808	201,741
Dividends reinvested:		
Class M Shares	67,276	105,144
Investor Shares	4,252	3,972
Cost of shares redeemed:		
Class M Shares	(17,927,308)	(45,340,881)
Investor Shares	(85,200)	(1,612)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,216,703)**	**(30,488,134)**
Total Increase (Decrease) In Net Assets	**17,334,899**	**(5,842,368)**
Net Assets ($):		
Beginning of Period	342,990,969	348,833,337
End of Period	**360,325,868**	**342,990,969**
Undistributed investment income—net	444,140	627,471
Capital Share Transactions (Shares:)		
Class M Shares		
Shares sold	526,748	1,257,979
Shares issued for dividends reinvested	5,504	9,111
Shares redeemed	(1,479,778)	(3,930,836)
Net Increase (Decrease) in Shares Outstanding	**(947,526)**	**(2,663,746)**
Investor Shares		
Shares sold	30,730	17,335
Shares issued for dividends reinvested	349	344
Shares redeemed	(7,216)	(139)
Net Increase (Decrease) in Shares Outstanding	**23,863**	**17,540**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each Mellon equity fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares				
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Large Cap Stock Fund	(Unaudited)	2004	2003[a]	2002	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	8.74	8.16	7.77	9.52	12.50
Investment Operations:					
Investment income—net[c]	.07	.07	.06	.05	.03
Net realized and unrealized gain (loss) on investments	.82	.58	.39	(1.59)	(2.97)
Total from Investment Operations	.89	.65	.45	(1.54)	(2.94)
Distributions:					
Dividends from investment income—net	(.07)	(.07)	(.06)	(.05)	(.03)
Dividends from net realized gain on investments	–	–	–	(.16)	(.01)
Total Distributions	(.07)	(.07)	(.06)	(.21)	(.04)
Net asset value, end of period	9.56	8.74	8.16	7.77	9.52
Total Return (%)	10.16[d]	7.95	5.76	(16.47)	(23.55)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40[d]	.81	.81	.81	.75[d]
Ratio of net expenses to average net assets	.40[d]	.81	.81	.81	.75[d]
Ratio of net investment income to average net assets	.73[d]	.77	.83	.56	.27[d]
Portfolio Turnover Rate	10.37[d]	43.52	56.96	44.26	45.08[d]
Net Assets, end of period ($ x 1,000)	1,659,663	1,545,002	1,479,855	1,389,045	1,857,167

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
See notes to financial statements.

Mellon Large Cap Stock Fund	Six Months Ended February 28, 2005 (Unaudited)	Investor Shares Year Ended August 31, 2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	8.76	8.16	7.77	9.52	9.99
Investment Operations:					
Investment income (loss)—net[b]	.06	.06	.04	.03	(.00)[c]
Net realized and unrealized gain (loss) on investments	.81	.58	.39	(1.59)	(.47)
Total from Investment Operations	.87	.64	.43	(1.56)	(.47)
Distributions:					
Dividends from investment income—net	(.05)	(.04)	(.04)	(.03)	(.00)[c]
Dividends from net realized gain on investments	–	–	–	(.16)	–
Total Distributions	(.05)	(.04)	(.04)	(.19)	(.00)[c]
Net asset value, end of period	9.58	8.76	8.16	7.77	9.52
Total Return (%)	10.00[d]	7.88	5.50	(16.65)	(4.69)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.52[d]	1.06	1.07	1.07	.23[d]
Ratio of net expenses to average net assets	.52[d]	1.06	1.07	1.07	.23[d]
Ratio of net investment income (loss) to average net assets	.60[d]	.59	.56	.31	(.05)[d]
Portfolio Turnover Rate	10.37[d]	43.52	56.96	44.26	45.08[d]
Net Assets, end of period ($ x 1,000)	3,273	3,356	2,121	803	1,496

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

	Class M Shares				
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Income Stock Fund	(Unaudited)	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	9.50	8.56	8.24	10.39	12.50
Investment Operations:					
Investment income—net[d]	.11	.16	.12	.11	.09
Net realized and unrealized gain (loss) on investments	.35	1.09	.37	(1.56)	(1.96)
Total from Investment Operations	.46	1.25	.49	(1.45)	(1.87)
Distributions:					
Dividends from investment income—net	(.11)	(.17)	(.12)	(.11)	(.09)
Dividends from net realized gain on investments	(.09)	(.14)	(.05)	(.59)	(.15)
Total Distributions	(.20)	(.31)	(.17)	(.70)	(.24)
Net asset value, end of period	9.76	9.50	8.56	8.24	10.39
Total Return (%)	13.23[e]	14.68	6.19	(14.94)	(15.12)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40[e]	.83	.83	.82	.77[e]
Ratio of net expenses to average net assets	.40[e]	.83	.83	.82	.77[e]
Ratio of net investment income to average net assets	1.16[e]	1.75	1.48	1.19	.78[e]
Portfolio Turnover Rate	14.78[e]	52.47	12.82	30.35	30.28[e]
Net Assets, end of period ($ x 1,000)	354,163	274,881	271,085	406,875	631,743

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There were no effect of these changes for the period ended August 31, 2002 and the ratios were not affected by these changes. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

See notes to financial statements.

Mellon Income Stock Fund	Investor Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	9.53	8.58	8.25	10.40	10.66
Investment Operations:					
Investment income—net[c]	.10	.14	.10	.10	.02
Net realized and unrealized gain (loss) on investments	.36	1.08	.38	(1.57)	(.27)
Total from Investment Operations	.46	1.22	.48	(1.47)	(.25)
Distributions:					
Dividends from investment income—net	(.08)	(.13)	(.10)	(.09)	(.01)
Dividends from net realized gain on investments	(.09)	(.14)	(.05)	(.59)	–
Total Distributions	(.17)	(.27)	(.15)	(.68)	(.01)
Net asset value, end of period	9.82	9.53	8.58	8.25	10.40
Total Return (%)	13.17[d]	14.26	6.03	(15.15)	(2.32)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.53[d]	1.08	1.09	1.09	.20[d]
Ratio of net expenses to average net assets	.53[d]	1.08	1.09	1.09	.20[d]
Ratio of net investment income to average net assets	1.04[d]	1.49	1.21	1.08	.16[d]
Portfolio Turnover Rate	14.78[d]	52.47	12.82	30.35	30.28[d]
Net Assets, end of period ($ x 1,000)	1,049	756	1,080	586	163

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There were no effect of these changes for the period ended August 31, 2002 and the ratios were not affected by these changes. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

See notes to financial statements.

	Class M Shares				
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Mid Cap Stock Fund	(Unaudited)	2004	2003[a]	2002	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	12.29	11.07	9.92	11.20	12.50
Investment Operations:					
Investment income—net[c]	.02	.04	.05	.04	.02
Net realized and unrealized gain (loss) on investments	2.11	1.21	1.13	(1.29)	(1.32)
Total from Investment Operations	2.13	1.25	1.18	(1.25)	(1.30)
Distributions:					
Dividends from investment income—net	(.04)	(.03)	(.03)	(.03)	(.00)[d]
Dividends from net realized gain on investments	(.82)	–	–	–	–
Total Distributions	(.86)	(.03)	(.03)	(.03)	(.00)[d]
Net asset value, end of period	13.56	12.29	11.07	9.92	11.20
Total Return (%)	17.65[e]	11.33	11.94	(11.21)	(10.39)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.45[e]	.91	.92	.93	.85[e]
Ratio of net investment income to average net assets	.12[e]	.34	.47	.33	.14[e]
Portfolio Turnover Rate	30.59[e]	69.03	67.97	61.20	59.63[e]
Net Assets, end of period ($ x 1,000)	1,347,208	1,159,657	1,073,837	839,075	850,110

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Investor Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	12.24	11.03	9.90	11.19	11.32
Investment Operations:					
Investment income (loss)–net[b]	(.00)[c]	.01	.02	(.00)[c]	(.00)[c]
Net realized and unrealized gain (loss) on investments	2.11	1.21	1.13	(1.28)	(.13)
Total from Investment Operations	2.11	1.22	1.15	(1.28)	(.13)
Distributions:					
Dividends from investment income–net	(.01)	(.01)	(.02)	(.01)	–
Dividends from net realized gain on investments	(.82)	–	–	–	–
Total Distributions	(.83)	(.01)	(.02)	(.01)	–
Net asset value, end of period	13.52	12.24	11.03	9.90	11.19
Total Return (%)	17.53[d]	11.02	11.66	(11.44)	(1.15)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.57[d]	1.16	1.20	1.25	.20[d]
Ratio of net investment income (loss) to average net assets	(.00)[d,e]	.10	.19	(.00)[e]	(.03)[d]
Portfolio Turnover Rate	30.59[d]	69.03	67.97	61.20	59.63[d]
Net Assets, end of period ($ x 1,000)	25,297	21,810	18,117	736	140

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Dreyfus Premier Shares Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	12.09	10.96	9.81
Investment Operations:			
Investment (loss)—net[b]	(.05)	(.08)	(.06)
Net realized and unrealized gain (loss) on investments	2.09	1.21	1.21
Total from Investment Operations	2.04	1.13	1.15
Distributions:			
Dividends from net realized gain on investments	(.82)	–	–
Net asset value, end of period	13.31	12.09	10.96
Total Return (%)	17.16[c]	10.31	11.72[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.92[c]	1.91	1.95[c]
Ratio of net investment (loss) to average net assets	(.35)[c]	(.65)	(.58)[c]
Portfolio Turnover Rate	30.59[c]	69.03	67.97
Net Assets, end of period ($ x 1,000)	8,945	9,682	14,996

[a] *From the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Mellon Small Cap Stock Fund	Class M Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003[a]	2002	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	14.92	13.17	10.95	11.99	12.50
Investment Operations:					
Investment income (loss)–net[c]	.00[d]	(.02)	(.00)[d]	(.03)	(.01)
Net realized and unrealized gain (loss) on investments	2.52	1.77	2.22	(1.01)	(.50)
Total from Investment Operations	2.52	1.75	2.22	(1.04)	(.51)
Distributions:					
Dividends from net realized gain on investments	(.39)	–	–	–	–
Net asset value, end of period	17.05	14.92	13.17	10.95	11.99
Total Return (%)	16.97[e]	13.29	20.27	(8.67)	(4.08)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50[e]	1.02	1.04	1.07	1.00[e]
Ratio of net expenses to average net assets	.50[e]	1.02	1.03	1.05	.96[e]
Ratio of net investment income (loss) to average net assets	.00[e,f]	(.11)	(.02)	(.27)	(.09)[e]
Portfolio Turnover Rate	73.50[e]	91.71	91.99	76.66	101.57[e]
Net Assets, end of period ($ x 1,000)	882,218	747,637	558,172	350,873	151,440

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
[f] *Amount represents less than .01%.*
See notes to financial statements.

		Investor Shares			
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Small Cap Stock Fund	(Unaudited)	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	14.78	13.08	10.90	11.98	11.95
Investment Operations:					
Investment (loss)—net[b]	(.02)	(.05)	(.03)	(.06)	(.01)
Net realized and unrealized gain (loss) on investments	2.50	1.75	2.21	(1.02)	.04
Total from Investment Operations	2.48	1.70	2.18	(1.08)	.03
Distributions:					
Dividends from net realized gain on investments	(.39)	–	–	–	–
Net asset value, end of period	16.87	14.78	13.08	10.90	11.98
Total Return (%)	16.86[c]	13.00	20.00	(9.02)	.25[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.63[c]	1.26	1.29	1.32	.20[c]
Ratio of net expenses to average net assets	.63[c]	1.26	1.28	1.30	.19[c]
Ratio of net investment (loss) to average net assets	(.13)[c]	(.35)	(.27)	(.51)	(.06)[c]
Portfolio Turnover Rate	73.50[c]	91.71	91.99	76.66	101.57[c]
Net Assets, end of period ($ x 1,000)	4,417	3,310	3,578	3,857	1

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Mellon International Fund	Six Months Ended February 28, 2005 (Unaudited)	Class M Shares Year Ended August 31, 2004	2003[a]	2002	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	14.29	11.77	11.03	12.08	12.50
Investment Operations:					
Investment income—net[c]	.01	.20	.20	.18	.16
Net realized and unrealized gain (loss) on investments	2.66	2.51	.68	(1.07)	(.58)
Total from Investment Operations	2.67	2.71	.88	(.89)	(.42)
Distributions:					
Dividends from investment income—net	(.20)	(.19)	(.14)	(.15)	(.00)[d]
Dividends from net realized gain on investments	(.63)	–	–	(.01)	–
Total Distributions	(.83)	(.19)	(.14)	(.16)	(.00)[d]
Net asset value, end of period	16.13	14.29	11.77	11.03	12.08
Total Return (%)	19.00[e]	23.15	8.19	(7.39)	(3.33)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.54[e]	1.11	1.12	1.12	1.04[e]
Ratio of net expenses to average net assets	.54[e]	1.10	1.05	1.05	.96[e]
Ratio of net investment income to average net assets	.04[e]	1.46	1.99	1.59	1.31[e]
Portfolio Turnover Rate	23.38[e]	45.60	36.52	24.63	34.27[e]
Net Assets, end of period ($ x 1,000)	1,603,562	1,265,004	820,568	543,566	398,759

[a] *Effective December 16, 2002, MPAM shares were as redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
See notes to financial statements.

		Investor Shares			
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon International Fund	(Unaudited)	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	14.74	12.13	11.34	12.08	11.98
Investment Operations:					
Investment income (loss)—net[b]	(.01)	.49	.13	.24	(.00)[c]
Net realized and unrealized gain (loss) on investments	2.75	2.20	.78	(.97)	.10
Total from Investment Operations	2.74	2.69	.91	(.73)	.10
Distributions:					
Dividends from investment income—net	(.16)	(.08)	(.12)	–	–
Dividends from net realized gain on investments	(.63)	–	–	(.01)	–
Total Distributions	(.79)	(.08)	(.12)	(.01)	–
Net asset value, end of period	16.69	14.74	12.13	11.34	12.08
Total Return (%)	18.89[d]	22.28	8.24	(5.95)	.75[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.67[d]	1.35	1.36	1.38	.23[d]
Ratio of net expenses to average net assets	.67[d]	1.35	1.30	1.30	.22[d]
Ratio of net investment income (loss) to average net assets	(.06)[d]	2.63	1.10	2.16	(.01)[d]
Portfolio Turnover Rate	23.38[d]	45.60	36.52	24.63	34.27[d]
Net Assets, end of period ($ x 1,000)	2,729	900	308	2,588	28

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

Mellon Emerging Markets Fund	Class M Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003[a]	2002	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	17.98	14.92	12.33	11.86	12.50
Investment Operations:					
Investment income—net[c]	.02	.25	.22	.24	.28
Net realized and unrealized gain (loss) on investments	5.43	3.16	2.77	.75	(.87)
Total from Investment Operations	5.45	3.41	2.99	.99	(.59)
Distributions:					
Dividends from investment income—net	(.12)	(.12)	(.12)	(.19)	(.05)
Dividends from net realized gain on investments	(1.58)	(.23)	(.28)	(.33)	(.00)[d]
Total Distributions	(1.70)	(.35)	(.40)	(.52)	(.05)
Net asset value, end of period	21.73	17.98	14.92	12.33	11.86
Total Return (%)	30.83[e]	22.93	25.18	8.48	(4.68)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.75[e]	1.51	1.61	1.68	1.66[e]
Ratio of net expenses to average net assets	.75[e]	1.50	1.35	1.35	1.24[e]
Ratio of net investment income to average net assets	.09[e]	1.39	1.77	1.86	2.24[e]
Portfolio Turnover Rate	20.83[e]	46.36	26.43	55.00	44.74[e]
Net Assets, end of period ($ x 1,000)	1,378,062	1,001,344	526,049	145,144	54,863

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
See notes to financial statements.

		Investor Shares			
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Emerging Markets Fund	(Unaudited)	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	18.08	15.00	12.38	11.92	12.17
Investment Operations:					
Investment income (loss)—net[b]	(.01)	.17	.17	.11	.03
Net realized and unrealized gain (loss) on investments	5.46	3.22	2.82	.86	(.28)
Total from Investment Operations	5.45	3.39	2.99	.97	(.25)
Distributions:					
Dividends from investment income—net	(.10)	(.08)	(.09)	(.18)	–
Dividends from net realized gain on investments	(1.58)	(.23)	(.28)	(.33)	–
Total Distributions	(1.68)	(.31)	(.37)	(.51)	–
Net asset value, end of period	21.85	18.08	15.00	12.38	11.92
Total Return (%)	30.65[c]	22.68	24.99	8.26	(2.06)[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.84[c]	1.84	1.85	1.90	.27[c]
Ratio of net expenses to average net assets	.84[c]	1.83	1.60	1.60	.23[c]
Ratio of net investment income (loss) to average net assets	(.04)[c]	1.14	1.12	.88	.03[c]
Portfolio Turnover Rate	20.83[c]	46.36	26.43	55.00	44.74[c]
Net Assets, end of period ($ x 1,000)	6,727	3,424	313	684	1

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Mellon Balanced Fund	Six Months Ended February 28, 2005 (Unaudited)	Class M Shares Year Ended August 31, 2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	11.56	10.79	10.28	11.39	12.50
Investment Operations:					
Investment income—net[d]	.13	.20	.25	.31	.32
Net realized and unrealized gain (loss) on investments	.98	.78	.51	(.92)	(1.11)
Total from Investment Operations	1.11	.98	.76	(.61)	(.79)
Distributions:					
Dividends from investment income—net	(.14)	(.21)	(.25)	(.30)	(.32)
Dividends from net realized gain on investments	–	–	–	(.20)	–
Total Distributions	(.14)	(.21)	(.25)	(.50)	(.32)
Net asset value, end of period	12.53	11.56	10.79	10.28	11.39
Total Return (%)	9.61[e]	9.13	7.68	(5.70)	(6.38)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.29[e]	.59	.62	.63	.59[e]
Ratio of net expenses to average net assets	.29[e]	.59	.62	.63	.59[e]
Ratio of net investment income to average net assets	1.07[e]	1.77	2.41	2.81	2.70[e]
Portfolio Turnover Rate	23.49[e,f]	61.77[f]	83.22	90.36	75.62[e]
Net Assets, end of period ($ x 1,000)	359,303	342,326	348,402	372,089	412,801

a *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

b *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 2.79% to 2.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.*

c *From October 2, 2000 (commencement of operations) to August 31, 2001.*

d *Based on average shares outstanding at each month end.*

e *Not annualized.*

f *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended February 28, 2005 and August 31, 2004, were 17.92% and 55.45%, respectively.*

See notes to financial statements.

	Investor Shares				
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Balanced Fund	(Unaudited)	2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	11.57	10.79	10.27	11.39	11.53
Investment Operations:					
Investment income—net[c]	.11	.17	.23	.27	.04
Net realized and unrealized gain (loss) on investments	.99	.77	.51	(.91)	(.13)
Total from Investment Operations	1.10	.94	.74	(.64)	(.09)
Distributions:					
Dividends from investment income—net	(.10)	(.16)	(.22)	(.28)	(.05)
Dividends from net realized gain on investments	–	–	–	(.20)	–
Total Distributions	(.10)	(.16)	(.22)	(.48)	(.05)
Net asset value, end of period	12.57	11.57	10.79	10.27	11.39
Total Return (%)	9.53[d]	8.76	7.52	(5.91)	(.88)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.42[d]	.85	.87	.89	.16[d]
Ratio of net expenses to average net assets	.42[d]	.85	.87	.89	.16[d]
Ratio of net investment income to average net assets	.92[d]	1.45	2.13	2.45	.32[d]
Portfolio Turnover Rate	23.49[d,e]	61.77[e]	83.22	90.36	75.62[d]
Net Assets, end of period ($ x 1,000)	1,023	665	431	165	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended August 31, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 2.43% to 2.45%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended February 28, 2005 and August 31, 2004, were 17.92% and 55.45%, respectively.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified equity funds and balanced fund: Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund (each, a "fund" and collectively, the "funds"). With respect to Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund and Mellon Small Cap Stock Fund, effective December 31, 2004, each fund changed the manner in which its respective investment objective is articulated. Mellon Large Cap Stock Fund, Mellon Mid Cap Stock Fund and Mellon Small Cap Stock Fund seeks capital appreciation and Mellon Income Stock Fund seeks total return (consisting of capital appreciation and income). Mellon International Fund and Mellon Emerging Markets Fund seek long-term capital growth. Mellon Balanced Fund seeks long-term growth of principal in conjunction with current income. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon Mid Cap Stock Fund. Dreyfus Premier shares of Mellon Mid Cap Stock Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asst value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the funds calculate their net asset values, the funds may value these investments at fair value as determined in accordance with the procedures approved by the Trust's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Trust's Board, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Mellon Balanced Fund

Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Trust's Board, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Trust's Board. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

Pursuant to a securities lending agreement with Mellon Bank, an affiliate of Dreyfus, the funds may lend securities to certain qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Foreign currency transactions: Mellon Emerging Markets Fund and Mellon International Fund do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(e) Foreign currency exchange contracts: Certain funds may enter into forward currency exchange contracts to hedge their exposure to changes in foreign currency exchange rates on their foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, a fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, a fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, a fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. A fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. As of February 28, 2005, there were no open forward currency exchange contracts. Funds may also enter into foreign exchange contracts at the prevailing spot rate in order to facilitate the settlement of purchases and sales of foreign securities. Table 1 summarizes open foreign exchange contracts for Mellon International Fund and Mellon Emerging Markets Fund at February 28, 2005.

(f) Concentration of risk: Mellon Emerging Markets Fund invests in equity securities traded on the stock markets of emerging market countries, which can be extremely volatile due to political, social and economic factors. Risks include changes in currency exchange rates, a lack of comprehensive company information, political instability, differing auditing and legal standards, less diverse, less mature economic structures and less liquidity.

(g) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend

Table 1.

Mellon International Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Australian Dollar, expiring 3/1/2005	1,963,341	1,540,241	1,555,555	15,314
British Pound, expiring 3/2/2005	609,740	1,173,140	1,172,408	(732)
Japanese Yen, expiring 3/2/2005	281,052,451	2,698,795	2,688,854	(9,941)
Singapore Dollar, expiring 3/5/2005	1,111,530	683,596	684,777	1,181
Swedish Krona, expiring 3/2/2005	11,049,910	1,618,916	1,615,153	(3,763)
Swiss Franc, expiring 3/1/2005	1,149,149	984,282	989,366	5,084
Swiss Franc, expiring 3/2/2005	65,698	56,490	56,563	73
Sales:		**Proceeds ($)**		
Euro, expiring 3/2/2005	42,739	56,490	56,599	(109)
Japanese Yen, expiring 3/1/2005	107,041,630	1,017,506	1,024,077	(6,571)
Total				**536**

Mellon Emerging Markets Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Brazilian Real, expiring 3/2/2005	730,505	282,048	282,048	–
Indian Rupee, expiring 3/1/2005	17,734,903	407,044	402,638	(4,406)
Mexican Peso, expiring 3/1/2005	3,723,737	335,774	335,342	(432)
Sales:		**Proceeds ($)**		
Poland Zloty, expiring 3/1/2005	1,247,050	420,448	424,051	(3,603)
Poland Zloty, expiring 3/2/2005	1,220,587	414,109	415,052	(943)
South African Rand, expiring 3/1/2005	2,681,299	460,546	462,285	(1,739)
Total				**(11,123)**

date. Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund declare and pay dividends from investment income-net monthly. Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund declare and pay dividends from investment income-net annually. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(h) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 2 summarizes each relevant fund's unused capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004.

Table 3 summarizes each relevant fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the funds did not borrow

Table 2.

Expiring in fiscal	2010 ($)†	2011 ($)†	Total ($)
Mellon Large Cap Stock Fund	10,567,980	99,471,400	110,039,380
Mellon Balanced Fund	–	9,516,249	9,516,249

† *If not applied, the carryovers expire in the above years.*

Table 3.

	Ordinary Income ($)	Long-Term Capital Gains ($)
Mellon Large Cap Stock Fund	12,518,111	–
Mellon Income Stock Fund	4,817,595	3,997,860
Mellon Mid Cap Stock Fund	3,208,207	–
Mellon International Fund	13,998,246	–
Mellon Emerging Markets Fund	13,199,030	2,416,263
Mellon Balanced Fund	6,629,153	–

under the line of credit with the exception of Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Balanced Fund.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2005 for the Mellon Mid Cap Stock Fund was approximately $697,200, with a related weighted average annualized interest rate of 2.79%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2005 for the Mellon International Fund was approximately $171,300, with a related weighted average annualized interest rate of 2.76%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2005 for the Mellon Balanced Fund was approximately $1,100, with a related weighted average annualized interest rate of 2.04%.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .65 of 1% of the Mellon Large Cap Stock Fund, .65 of 1% of the Mellon Income Stock Fund, .75 of 1% of the Mellon Mid Cap Stock Fund, .85 of 1% of the Mellon Small Cap Stock Fund, .85 of 1% of the Mellon International Fund, 1.15% of the Mellon Emerging Markets Fund and .65 of 1% (equity investments), .40 of 1% (debt securities) and .15 of 1% (money market investments and other underlying Mellon funds) of the Mellon Balanced Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15 of 1%
$6 billion up to $12 billion	.12 of 1%
In excess of $12 billion	.10 of 1%

No administration fee is applied to assets held by the Mellon Balanced Fund, which are invested in cash or money market instruments or shares of certain other series of the Trust.

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

During the period ended February 28, 2005, the Distributor retained $7,620 from the contingent deferred sales charge on redemptions of the Mellon Mid Cap Stock Fund's Dreyfus Premier shares.

(b) Mellon Mid Cap Stock Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. Mellon Mid Cap Stock Fund pays the Distributor a fee at an annual rate of .75% of 1% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 28, 2005, Mellon Mid Cap Stock Fund's Dreyfus Premier shares were charged $34,666 pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to their Investor shares and Mellon Mid Cap Stock Fund has adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 4 summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 28, 2005, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

Table 4.

Mellon Large Cap Stock Fund	$4,277
Mellon Income Stock Fund	1,098
Mellon Mid Cap Stock Fund, Investor shares	29,536
Mellon Mid Cap Stock Fund, Dreyfus Premier shares	11,555
Mellon Small Cap Stock Fund	4,586
Mellon International Fund	1,743
Mellon Emerging Markets Fund	5,613
Mellon Balanced Fund	1,055

All funds except Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement with Mellon Bank and Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Trust of New England, N.A. under a Custody Agreement with Mellon Trust of New England, N.A. for providing custodial services for the relevant funds. Table 5 summarizes the amounts the funds were charged during the period ended February 28, 2005, pursuant to the custody agreements.

Table 5.

Mellon Large Cap Stock Fund	$ 55,055
Mellon Income Stock Fund	11,929
Mellon Mid Cap Stock Fund,	47,118
Mellon Small Cap Stock Fund,	36,586
Mellon International Fund	632,479
Mellon Emerging Markets Fund	1,260,056
Mellon Balanced Fund	13,993

Table 6 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(d) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and is reim-

Table 6.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)
Mellon Large Cap Stock Fund	822,648	-	624	17,234
Mellon Income Stock Fund	173,186	-	199	3,724
Mellon Mid Cap Stock Fund	785,725	5,137	6,531	12,600
Mellon Small Cap Stock Fund	577,553	-	829	14,938
Mellon International Fund	1,015,424	-	496	199,869
Mellon Emerging Markets Fund	1,177,166	-	1,219	382,646
Mellon Balanced Fund	120,519	-	195	7,001

bursed for travel and out-of-pocket expenses. Prior to September 14, 2004, the attendance fee payable to each trustee was $3,000 for each in-person meeting attended.

(e) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use collateral received in connection with lending the funds' securities and other uninvested cash to purchase shares of one or more registered mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 5—Securities Transactions:

Table 7 summarizes each fund's aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and foreign currency exchange contracts, during the period ended February 28, 2005, of which $19,507,874 in purchases and $19,577,433 in sales were from mortgage dollar roll transactions in the Mellon Balanced Fund.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

Table 8 summarizes accumulated net unrealized appreciation on investments for each fund at February 28, 2005.

At February 28, 2005, the cost of investments for each fund for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

Table 7.

	Purchases ($)	Sales ($)
Mellon Large Cap Stock Fund	164,560,453	183,343,102
Mellon Income Stock Fund	77,141,880	44,471,490
Mellon Mid Cap Stock Fund	392,952,433	406,409,902
Mellon Small Cap Stock Fund	626,683,019	608,115,410
Mellon International Fund	420,321,314	321,940,802
Mellon Emerging Markets Fund	292,096,534	239,237,389
Mellon Balanced Fund	82,281,021	89,112,500

Table 8.

	Gross Appreciation ($)	Gross Depreciation ($)	Net ($)
Mellon Large Cap Stock Fund	492,035,368	21,984,531	470,050,837
Mellon Income Stock Fund	104,924,145	1,264,694	103,659,451
Mellon Mid Cap Stock Fund	378,667,710	12,721,684	365,946,026
Mellon Small Cap Stock Fund	204,092,156	7,913,314	196,178,842
Mellon International Fund	326,897,664	10,788,534	316,109,130
Mellon Emerging Markets Fund	381,841,976	8,151,892	373,690,084
Mellon Balanced Fund	74,331,447	3,040,609	71,290,838

NOTE 6—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. None of the trustees of the Trust, nor the funds, were named in the actions. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Domestic Equity Funds:
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

International and Emerging Markets Funds:
Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02108

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon National Intermediate Municipal Bond Fund
Mellon National Short-Term Municipal Bond Fund
Mellon Pennsylvania Intermediate Municipal Bond Fund
Mellon Massachusetts Intermediate Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2005


Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

This semiannual report for The Mellon Funds covers the period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

The reporting period was generally a good one for the financial markets. After languishing for much of 2004, stocks rallied late in the year. Once uncertainty over the presidential election was resolved, investors became more confident in the economic recovery. International stocks generally produced higher returns than U.S. stocks, due in part to the weakening U.S. dollar. Despite rising short-term interest rates, longer-term bonds also generally gained value as inflation remained contained, business conditions improved for corporate issuers and demand for U.S. Treasury securities was strong from overseas investors. The bond market's performance over the reporting period defied conventional wisdom, which holds that bonds should lose value when interest rates rise.

We believe that the stock market's fourth-quarter rally and the bond market's unexpected strength amid rising interest rates provide good examples of why investors should resist the temptation to invest based on current market performance. Instead, we believe that most investors should remain broadly diversified across markets, asset classes and individual securities. Over the long run, a broadly diversified portfolio can help investors participate in any market gains while providing a measure of protection from shorter-term market volatility.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon National Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund achieved total returns of 1.61% for Class M shares, 1.48% for Investor shares and 1.23% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 0.90% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Intermediate Municipal Debt Funds category was 0.87% for the same period.[3]

Despite rising short-term interest rates, prices of intermediate-term municipal bonds were little changed over the reporting period as investor demand remained robust amid a reduced supply of newly issued securities. The fund produced higher returns than its benchmark and Lipper category average, primarily due to the success of its yield-curve positioning and security selection strategies.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund may occasionally invest in taxable bonds for temporary defensive purposes. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and ten years, and its average effective portfolio duration will not exceed eight years. Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality.

We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The municipal bond market was influenced during the reporting period by changes in the Federal Reserve Board's (the "Fed") monetary policy, which included several increases in short-term interest rates. Historically, longer-term bonds have tended to lose value when short-term rates rise. This time has proved to be an exception so far, with most municipal bonds ending the reporting period with little change in value. We attribute the market's unusual behavior to two primary factors: investors' persistently low inflation expectations and supply-and-demand forces affecting the tax-exempt bond market.

As the U.S. economy has recovered, the fiscal conditions of many states and municipalities have improved. Because many government issuers had less need to borrow, the supply of newly issued bonds moderated compared to the same period one year earlier. At the same time, investor demand remained robust from traditional institutional investors, such as insurance companies, and non-traditional investors, such as hedge funds. Moreover, investors apparently believed that inflation was not yet a concern in the recovering economy. Investors tend to sell bonds when they believe that inflation will erode the value of future interest and principal payments. These factors helped to support tax-exempt bond prices.

In this economic environment, we employed a "barbell" yield-curve positioning strategy that simultaneously emphasized the short and long ends — and de-emphasized the middle — of the intermediate-term maturity range. This strategy enabled the fund to participate more fully in the strength of bonds with 15- to 20-year maturities while limiting participation in bonds with eight- to 10-year maturities, which fared relatively poorly. This barbell positioning resulted in an average effective duration — a measure of sensitivity to changing interest rates — that was slightly shorter than that of the benchmark.

In addition, the fund received strong contributions from our security selection strategy, including investments in California's uninsured general obligation bonds. These securities gained value when California made progress toward addressing its fiscal crisis.

What is the fund's current strategy?

As short-term interest rates have risen, yield differences between shorter- and longer-term securities have narrowed beyond historical norms, suggesting that longer-term yields are likely to begin rising as the Fed continues to tighten monetary policy. Accordingly, we have begun to move gradually away from a barbell yield-curve strategy by reducing the fund's holdings of longer-term securities and redeploying assets to the middle of the intermediate-term range. In addition, we have occasionally taken advantage of temporary market efficiencies to purchase longer- or shorter-term securities at prices we considered attractive.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*



DISCUSSION OF FUND PERFORMANCE

M. Collette O'Brien and Timothy J. Sanville, Portfolio Managers

How did Mellon National Short-Term Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund achieved total returns of –0.04% for Class M shares and –0.09% for Investor shares.[1] In comparison, the Lehman Brothers 3-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of –0.13% for the same period.[2]

Despite rising short-term interest rates, prices of short-term municipal bonds ended the reporting period only slightly lower than where they began, as investor demand remained robust amid a reduced supply of newly issued securities. The fund produced higher returns than its benchmark, primarily due to its short average duration — a measure of sensitivity to changing interest rates — compared to the Index.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The municipal bond market was influenced during the reporting period by changes in the Federal Reserve Board's (the "Fed") monetary policy, which included several increases in short-term interest rates. Historically, bonds across the full maturity range have tended to lose value when short-term rates rise. The reporting period proved to be an exception, with most intermediate- and long-term municipal bond prices changing little, and with shorter-term municipal bonds declining only modestly in value. We attribute the market's unusual behavior to investors' persistently low inflation expectations and supply-and-demand forces affecting the tax-exempt bond market.

As the U.S. economy has recovered, the fiscal conditions of many states and municipalities have improved. Because many government issuers had less need to borrow, the supply of newly issued bonds moderated compared to the same period one year earlier. At the same time, investor demand remained robust. Moreover, investors apparently believed that inflation was not yet a concern in the recovering economy. Investors tend to sell bonds when they believe that inflation will erode the value of future interest and principal payments. These factors helped to support tax-exempt bond prices.

In this rising interest-rate environment, we maintained the fund's average duration in a range we considered shorter than that of the Index, focusing primarily on bonds with maturities in the three- to five-year range. However, this positioning proved to be overly cautious, and the fund's relatively short average duration prevented it from participating more fully in the relative strength of longer-term securities.

In addition, yield differences between higher-quality and lower-quality bonds narrowed during the reporting period, so it made little sense to us to assume the risks that lower-quality bonds typically entail. Other investors apparently disagreed, as demand for more speculative issues enabled them to produce higher returns than the highly rated bonds on which we focused.

What is the fund's current strategy?

As short-term interest rates have risen, yield differences between shorter- and longer-term securities have narrowed considerably, suggesting that longer-term yields may begin to rise as the Fed continues to tighten monetary policy. Accordingly, as of the end of the reporting period, we have continued to set the fund's average duration at approximately two years, which is lower than that of the Index. However, we have occasionally taken advantage of temporary market efficiencies to purchase longer-term securities at prices we considered attractive.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*



DISCUSSION OF FUND PERFORMANCE

John F. Flahive and M. Collette O'Brien,
Portfolio Managers

How did Mellon Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund achieved total returns of 1.15% for Class M shares and 0.94% for Investor shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 0.90% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Pennsylvania Intermediate Municipal Debt Funds category was 0.79% for the same period.[3]

Despite rising short-term interest rates, prices of intermediate-term municipal bonds were little changed over the reporting period as investor demand remained robust amid a reduced supply of newly issued securities. The fund produced modestly higher returns than its benchmark and Lipper category average, primarily due to the success of its yield-curve positioning and security selection strategies.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Pennsylvania state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Pennsylvania personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The municipal bond market was influenced during the reporting period by changes in the Federal Reserve Board's (the "Fed") monetary policy, which included several increases in short-term interest rates. Historically, longer-term bonds have tended to lose value when short-term rates rise. This time has proved to be an exception so far, with most municipal bonds ending the reporting period with little change in value. We attribute the market's unusual behavior to investors' persistently low inflation expectations and supply-and-demand forces affecting the tax-exempt bond market.

As the U.S. economy has recovered, Pennsylvania's fiscal condition has improved. As a result, the state had little need to borrow during the reporting period, and the supply of newly issued Pennsylvania bonds remained low. At the same time, investor demand remained robust. Moreover, investors apparently believed that inflation was not yet a concern in the recovering economy. These factors helped to support tax-exempt bond prices for Pennsylvania and other issuers.

In this economic environment, we employed a "barbell" yield-curve positioning strategy that simultaneously emphasized the short and long ends — and de-emphasized the middle — of the intermediate-term maturity range. This strategy enabled the fund to participate more fully in the strength of bonds with 15- to 20-year maturities while limiting participation in bonds with eight- to 10-year maturities, which fared relatively poorly. This barbell positioning resulted in an average effective duration — a measure of sensitivity to changing interest rates — that was slightly shorter than that of the benchmark.

In addition, the fund received strong contributions from our security selection strategy, which included securities from a broad array of Pennsylvania issuers, including the state's general obligation bonds, bonds backed by revenues from municipal services and bonds backed by education and health care facilities.

What is the fund's current strategy?

As short-term interest rates have risen, yield differences between shorter- and longer-term securities have narrowed beyond historical norms, suggesting that longer-term yields are likely to begin rising as the Fed continues to tighten monetary policy. Accordingly, we have begun to move gradually away from a barbell yield-curve strategy by reducing the fund's holdings of longer-term securities and redeploying assets to the middle of the intermediate-term range. In addition, we have occasionally taken advantage of temporary market efficiencies to purchase longer- or shorter-term securities at prices we considered attractive.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc..*



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Massachusetts Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund achieved total returns of 1.35% for Class M shares, 1.30% for Investor shares and 1.07% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 0.90% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Massachusetts Intermediate Municipal Debt Funds category was 0.79% for the same period.[3]

Despite rising short-term interest rates, prices of intermediate-term municipal bonds were little changed over the reporting period as investor demand remained robust amid a reduced supply of newly issued securities. The fund produced higher returns than its benchmark and Lipper category average, primarily due to the success of its yield-curve positioning and security selection strategies.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Massachusetts state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Massachusetts personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and ten years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is because yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The municipal bond market was influenced during the reporting period by changes in the Federal Reserve Board's (the "Fed") monetary policy, which included several increases in short-term interest rates. Historically, longer-term bonds have tended to lose value when short-term rates rise. This time has proved to be an exception so far, with most municipal bonds ending the reporting period with little change in value.

Massachusetts' fiscal condition has benefited from better business conditions across a relatively diverse mix of industries, which helped boost corporate and personal income tax receipts. Higher tax revenues enabled the state to end its 2004 fiscal year with a small budget surplus, which was used to replenish its rainy day fund. While the supply of Massachusetts bonds remained relatively ample, the national supply fell compared to the same period one year earlier. Moreover, investors apparently believed that inflation was not yet a concern in the recovering economy. These factors helped support tax-exempt bond prices.

In this economic environment, we employed a "barbell" yield-curve positioning strategy that simultaneously emphasized the short and long ends — and de-emphasized the middle — of the intermediate-term maturity range. This strategy enabled the fund to participate more fully in the strength of bonds with 15- to 20-year maturities while limiting participation in bonds with eight- to ten-year maturities, which fared relatively poorly. This barbell positioning resulted in an average effective duration — a measure of sensitivity to changing interest rates — that was slightly shorter than that of the benchmark.

In addition, the fund received strong contributions from our security selection strategy, which included securities from a broad array of Massachusetts issuers, including the state's general obligation bonds, bonds backed by revenues from municipal services and bonds backed by educational institutions and the state's settlement of litigation with U.S. tobacco companies.

What is the fund's current strategy?

As short-term interest rates have risen, yield differences between shorter- and longer-term securities have narrowed beyond historical norms, suggesting that longer-term yields are likely to begin rising as the Fed continues to tighten monetary policy. Accordingly, we have begun to move gradually away from a barbell yield-curve strategy by reducing the fund's holdings of longer-term securities and redeploying assets to the middle of the intermediate-term range. In addition, we have occasionally taken advantage of temporary market efficiencies to purchase longer- or shorter-term securities at prices we considered attractive.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon municipal bond fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.60	$ 3.85	$ 6.34
Ending value (after expenses)	$ 1,016.10	$ 1,014.80	$ 1,012.30
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.68	$ 3.97	–
Ending value (after expenses)	$ 999.60	$ 999.10	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.29	$ 4.53	–
Ending value (after expenses)	$ 1,011.50	$ 1,009.40	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.50	$ 3.74	$ 6.23
Ending value (after expenses)	$ 1,013.50	$ 1,013.00	$ 1,010.70

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .52% for Class M, .77% for Investor shares and 1.27% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .54% for Class M and .80% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.61	$ 3.86	$ 6.36
Ending value (after expenses)	$ 1,022.22	$ 1,020.98	$ 1,018.50
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.71	$ 4.01	–
Ending value (after expenses)	$ 1,022.12	$ 1,020.83	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.31	$ 4.56	–
Ending value (after expenses)	$ 1,021.52	$ 1,020.28	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.51	$ 3.76	$ 6.26
Ending value (after expenses)	$ 1,022.32	$ 1,021.08	$ 1,018.60

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .52% for Class M, .77% for Investor shares and 1.27% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .54% for Class M and .80% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon National Intermediate Municipal Bond Fund

Long-Term Municipal Investments—97.3%	Principal Amount ($)	Value ($)
Alabama—1.8%		
Alabama 5%, 6/1/2009	2,295,000	2,482,638
Alabama Public School & College Authority, Capital Improvement 5.625%, 7/1/2013	3,000,000	3,344,099
Jefferson County, Limited Obligation School Warrants 5%, 1/1/2024	3,500,000	3,595,444
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health):		
0/5%, 11/15/2013 (Insured; MBIA)	1,365,000 [a]	1,288,354
0/5%, 11/15/2014 (Insured; MBIA)	2,500,000 [a]	2,353,424
Alaska—.2%		
Anchorage, Electric Utility Revenue 8%, 12/1/2010 (Insured; MBIA)	1,000,000	1,242,909
Arizona—2.7%		
Arizona School Facilities Board, State School Improvement Revenue 5%, 7/1/2008	1,625,000	1,738,505
Maricopa County Unified School District:		
(Paradise Valley):		
6.35%, 7/1/2010 (Insured; MBIA)	550,000	635,029
7%, 7/1/2011 (Insured; MBIA)	1,905,000	2,296,172
(Scottsdale School)		
6.60%, 7/1/2012	1,250,000	1,503,824
Phoenix:		
5.40%, 7/1/2007	1,000,000	1,062,349
6.25%, 7/1/2016	1,250,000	1,531,924
Phoenix Industrial Development Authority, SFMR 6.60%, 12/1/2029 (Collateralized; FNMA, GNMA, FHLMC)	750,000	750,832
Salt River Project Agricultural Improvement & Power District, Electric System Revenue:		
5%, 1/1/2010	1,000,000	1,085,469
5%, 1/1/2016	1,475,000	1,603,899
5%, 1/1/2017	1,000,000	1,082,709
Scottsdale 5.25%, 7/1/2007	1,000,000	1,059,909
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare) 5.70%, 12/1/2021	1,000,000	1,073,989
Arizona (continued)		
Tucson 5%, 7/1/2012	1,265,000	1,387,287
University Medical Center Corp., HR 5.25%, 7/1/2016	2,310,000	2,477,243
California—17.2%		
Agua Caliente Band, Cahuilla Indians Revenue:		
4%, 7/1/2006	600,000	605,400
5.60%, 7/1/2013	1,815,000	1,845,075
Alameda Corridor Transportation Authority, Revenue (Subordinated Lien) 0/5.25%, 10/1/2021 (Insured; AMBAC)	5,000,000 [a]	3,625,650
California:		
6.80%, 10/1/2005	700,000	718,396
4%, 2/1/2008	2,385,000	2,461,749
5.75%, 3/1/2008	190,000	195,016
5.75%, 3/1/2008 (Prerefunded 3/1/2005)	45,000 [b]	45,464
5.75%, 3/1/2009 (Insured;FGIC)	80,000	82,174
5.75%, 3/1/2009 (Insured; FGIC) (Prerefunded 3/1/2005)	15,000 [b]	15,155
6.60%, 2/1/2009	510,000	576,703
5%, 11/1/2012 (Prerefunded 11/1/2011)	655,000 [b]	723,172
5%, 11/1/2012	345,000	373,159
5.50%, 6/1/2020	5,000,000	5,475,700
5.25%, 11/1/2026	10,500,000	11,147,325
5%, 2/1/2033	1,825,000	1,878,546
5.50%, 11/1/2033	3,900,000	4,240,041
California Department of Water Resources, Power Supply Revenue:		
5.50%, 5/1/2008	4,000,000	4,308,680
5.375%, 5/1/2018 (Insured; AMBAC)	5,000,000	5,560,350
California Economic Recovery 5%, 7/1/2016	7,400,000	7,980,234
California Educational Facilities Authority:		
(Pepperdine University)		
5.75%, 9/15/2030	3,250,000	3,533,108
(Stanford University)		
5%, 11/1/2011	3,000,000	3,322,290
California Housing Finance Agency, Home Mortgage Revenue 5.65%, 8/1/2006 (Insured; MBIA)	655,000	674,074

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Infrastructure & Economic Development Bank, Revenue (Clean Water State Revolving Fund) 5%, 10/1/2017	2,500,000	2,707,300
California Municipal Finance Authority, Solid Waste Disposal Revenue (Waste Management Inc. Project) 4.10%, 9/1/2009	1,000,000	1,008,930
California Statewide Community Development Authority, Revenue:		
(Daughters of Charity Health) 5.25%, 7/1/2024	3,000,000 [c]	3,143,760
(Kaiser Permanente) 3.85%, 8/1/2006	1,250,000	1,270,025
Multi Family Housing:		
(Archstone/Seascape) 5.25%, 6/1/2008	4,000,000	4,229,360
(Equity Residential) 5.20%, 6/15/2009	3,000,000	3,193,920
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue:		
0/5.80%, 1/15/2020 (Insured; MBIA)	1,505,000 [a]	1,326,552
0/5.875%, 1/15/2026 (Insured; MBIA)	8,000,000 [a]	6,883,200
Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue (Enhanced-Asset Backed):		
5.75%, 6/1/2021	6,755,000	7,241,360
5.75%, 6/1/2023	8,240,000	8,780,874
Kern High School District 6.40%, 2/1/2012 (Insured; MBIA)	2,750,000	3,231,525
Los Angeles Department of Water & Power, Power Systems Revenue 5.25%, 7/1/2011 (Insured; MBIA)	2,250,000	2,513,430
Los Angeles Unified School District 5.75%, 7/1/2016 (Insured; MBIA)	2,000,000	2,355,520
Modesto Wastewater Treatment Facility, Revenue 6%, 11/1/2009 (Insured; MBIA)	500,000	567,940
Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) 5.50%, 10/1/2013 (Insured; AMBAC)	1,500,000	1,709,550
Sacramento Municipal Utility District, Electric Revenue:		
5.30%, 7/1/2012	1,275,000	1,373,086
5.25%, 5/15/2013 (Insured; FGIC)	3,530,000	3,962,955

	Principal Amount ($)	Value ($)
California (continued)		
San Francisco City & County Airports Commission, International Airport Revenue 5.625%, 5/1/2006 (Insured; FGIC)	500,000	517,695
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment):		
6%, 8/1/2009 (Insured; MBIA)	205,000	231,707
6%, 8/1/2009 (Insured; MBIA)	420,000	473,714
Santa Margarita-Dana Point Authority, Revenue 7.25%, 8/1/2007 (Insured; MBIA)	500,000	554,445
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3):		
5.50%, 1/1/2013 (Insured; FSA)	3,010,000	3,416,260
5.50%, 1/1/2014 (Insured; FSA)	2,000,000	2,276,540
Westside Unified School District 6%, 8/1/2014 (Insured; AMBAC)	385,000	456,695
Colorado—4.8%		
Colorado Department of Transportation, Transportation Revenue Revenue Anticipation Notes:		
5.25%, 6/15/2010 (Insured; MBIA)	1,000,000	1,102,130
5.50%, 6/15/2015 (Insured; MBIA)	3,000,000	3,430,260
Colorado Educational & Cultural Facilities Authority, Revenue (Regis University Project) 5%, 6/1/2022 (Insured; Radian)	1,825,000	1,886,357
Colorado Health Facilities Authority, Revenue (Vail Valley Medical Center Project) 5%, 1/15/2020	1,250,000	1,279,800
Colorado Housing Finance Authority:		
6.75%, 4/1/2015	165,000	165,777
6.70%, 10/1/2016	100,000	100,488
7.15%, 10/1/2030 (Insured; FHA)	165,000	165,860
(Single Family Program):		
7.10%, 5/1/2015	40,000	40,296
6.05%, 10/1/2016	305,000	310,255
675%, 10/1/2021 (Insured; FHA)	510,000	529,604
7.55%, 11/1/2027	65,000	65,500
6.80%, 11/1/2028	80,000	80,620

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Colorado (continued)		
E-470 Public Highway Authority, Revenue:		
0/5%, 9/1/2016 (Insured; MBIA)	3,565,000 [a]	2,803,516
0/5%, 9/1/2017 (Insured; MBIA)	3,500,000 [a]	2,749,180
Jefferson County School District 6.50%, 12/15/2010 (Insured; MBIA)	1,500,000	1,757,160
Northwest Parkway Public Highway Authority:		
0/5.45%, 6/15/2017 (Insured; AMBAC)	7,690,000 [a]	6,335,868
0/5.55%, 6/15/2018 (Insured; FSA)	5,000,000 [a]	4,110,850
0/5.70%, 6/15/2021 (Insured; AMBAC)	7,345,000 [a]	5,976,847
University of Colorado, Enterprise System Revenue:		
5%, 6/1/2009	500,000	539,630
5.50%, 6/1/2010	500,000	556,325
Connecticut—.9%		
Connecticut Health & Educational Facilities Authority, Revenue:		
(Greenwich Academy):		
4.25%, 3/1/2022 (Insured; FSA)	560,000	557,648
4.25%, 3/1/2023 (Insured; FSA)	475,000	469,400
4.50%, 3/1/2025 (Insured; FSA)	530,000	532,926
4.60%, 3/1/2026 (Insured; FSA)	705,000	713,975
(Yale University) 5.125%, 7/1/2027	300,000	316,887
Mohegan Tribe Indians Gaming Authority, Public Improvement (Priority Distribution):		
5.375%, 1/1/2011	1,400,000	1,482,124
6%, 1/1/2016	1,750,000	1,879,640
Stamford 6.60%, 1/15/2007	500,000	536,590
Florida—1.5%		
Florida Municipal Loan Council, Revenue 5.75%, 11/1/2015 (Insured; MBIA)	520,000	589,592
Hillsborough County Educational Facilities Authority (University of Tampa Project) 5.75%, 4/1/2018 (Insured; Radian)	3,435,000	3,777,813
Florida (continued)		
Key West Utility Board, Electric Revenue 5.75%, 10/1/2006 (Insured; AMBAC)	1,000,000	1,050,620
Orlando & Orange County Expressway Authority, Expressway Revenue 5%, 7/1/2013 (Insured; AMBAC)	4,710,000	5,190,185
Georgia—1.5%		
Atlanta, Water & Wastewater Revenue 5%, 11/1/2029 (Prerefunded 5/1/2009) (Insured; FGIC)	1,435,000 [b]	1,566,245
Chatham County Hospital Authority (Memorial Health Medical Center) 6.125%, 1/1/2024	2,480,000	2,707,962
Georgia:		
5.40%, 11/1/2010	1,000,000	1,119,800
5.75%, 9/1/2011	3,460,000	3,967,686
Georgia Municipal Electric Authority (Project One) 6%, 1/1/2006	1,275,000	1,311,567
Illinois—4.0%		
Chicago:		
Gas Supply Revenue (Peoples Gas, Light & Coke) 4.75%, 3/1/2030	1,000,000	1,040,780
SFMR 4.70%, 10/1/2017 (Collateralized; FNMA, GNMA)	265,000	265,713
Chicago Metropolitan Water Reclamation District (Chicago Capitol Improvement) 7.25%, 12/1/2012	8,500,000	10,663,080
Du Page County Community High School District (Downers Grove) 5.50%, 12/1/2014 (Insured; FSA) (Prerefunded 12/1/2009)	1,000,000 [b]	1,097,250
Illinois Finance Authority, Gas Supply Revenue (People's Gas Light & Coke Co.) 4.30%, 6/1/2016 (Insured; AMBAC)	2,500,000 [c]	2,506,725
Illinois Health Facilities Authority, Revenue (Loyola University Health System) 5.75%, 7/1/2011	3,500,000	3,796,030
Lake County Community Unitary School District (Waukegan) 5.625%, 12/1/2011 (Insured; FSA)	3,150,000	3,491,114
Regional Transportation Authority:		
7.75%, 6/1/2009 (Insured; FGIC)	1,000,000	1,184,970
7.75%, 6/1/2010 (Insured; FGIC)	1,620,000	1,970,957
7.75%, 6/1/2012 (Insured; FGIC)	1,890,000	2,396,350
Iowa—.5%		
Muscatine, Electric Revenue 5.50%, 1/1/2011 (Insured; AMBAC)	3,000,000	3,348,780

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Kansas—.3%		
Burlington, PCR (Kansas Gas & Electric Co. Project) 5.30%, 6/1/2031 (Insured; MBIA)	2,000,000	2,155,560
Kentucky—.7%		
Kentucky Property & Buildings Commission, Revenue 6%, 2/1/2014 (Prerefunded 2/1/2010) (Insured; FSA)	2,000,000 [b]	2,268,940
Kentucky Turnpike Authority, EDR (Revitalization Projects):		
6.50%, 7/1/2007 (Insured; AMBAC)	1,000,000	1,084,790
5.50%, 7/1/2012 (Insured; AMBAC)	1,250,000	1,411,000
Maine—.3%		
Maine Municipal Bond Bank 5.875%, 11/1/2013 (Insured; FSA) (Prerefunded 11/1/2009)	1,660,000 [b]	1,883,038
Maryland—.1%		
Maryland Health & Higher Educational Facilities Authority, Revenue (Johns Hopkins University) 5%, 7/1/2004	1,000,000	1,058,460
Massachusetts—4.1%		
Massachusetts Consolidated Loan:		
5.75%, 9/1/2013 (Prerefunded 9/1/2009)	500,000 [b]	560,035
5%, 8/1/2016 (Prerefunded 8/1/2014)	3,000,000 [b]	3,297,330
5.25%, 11/1/2030 (Prerefunded 11/1/2012)	3,000,000 [b]	3,337,290
Massachusetts Bay Transportation Authority, Sales Tax Revenue 5.50%, 7/1/2016	5,000,000	5,754,600
Massachusetts Development Finance Agency, Revenue (Comb Jewish Philanthropies) 4.75%, 2/1/2015	4,135,000	4,383,762
Massachusetts Housing Finance Agency, HR:		
5.125%, 12/1/2034	350,000	351,124
5.30%, 12/1/2047	1,750,000	1,754,935
Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue (Project Number 6) 5.25%, 7/1/2012 (Insured; MBIA)	2,000,000	2,214,540
Massachusetts (continued)		
Massachusetts Port Authority, Revenue:		
5.75%, 7/1/2010	1,325,000	1,478,952
6%, 7/1/2012	2,035,000	2,258,138
Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5.25%, 8/1/2017	2,500,000	2,775,425
Weston:		
5.625%, 3/1/2017 (Prerefunded 3/1/2010)	650,000 [b]	727,474
5.625%, 3/1/2018 (Prerefunded 3/1/2010)	665,000 [b]	744,261
Michigan—.5%		
Fowlerville Community School District 6.50%, 5/1/2006 (Insured; MBIA)	555,000	580,386
Michigan Hospital Finance Authority, Revenue (Genesys Regional Medical Hospital) 5.50%, 10/1/2008	1,505,000	1,639,397
Michigan Municipal Board Authority, Revenue (Drinking Water Revolving Fund) 5.50%, 10/1/2015	1,000,000	1,154,620
Saint Johns Public Schools (School Bond Loan Fund) 6.50%, 5/1/2006 (Insured; FGIC)	525,000	549,077
Minnesota—3.5%		
Minneapolis (Special School District No. 1) 5%, 2/1/2014 (Insured; FSA)	2,350,000	2,519,247
Minnesota 5%, 10/1/2013	10,000,000	10,874,000
Minnesota Public Facilities Authority, WaterPollution Control Revenue 5.25%, 3/1//2016	10,000,000	11,337,800
Mississippi—1.1%		
Mississippi 5.50%, 12/1/2017	1,250,000	1,452,863
Mississippi Hospital Equipment & Facilities Authority, Revenue (Baptist Memorial Health Care) 5%, 9/1/2024	5,845,000	6,002,990
Mississippi Higher Education Assistance Corporation, Student Loan Revenue 6.05%, 9/1/2007	85,000	85,158
Mississippi University Educational Building Corp., Revenue 5.25%, 8/1/2016 (Insured; MBIA)	400,000	449,980

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Missouri—.8%		
Missouri Environmental Improvement & Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program) 5.50%, 7/1/2014	1,250,000	1,435,325
Missouri Highways & Transport Commission, Road Revenue:		
5.50%, 2/1/2010	2,000,000	2,218,200
5.50%, 2/1/2011	2,000,000	2,241,280
Nebraska—.3%		
Municipal Energy Agency of Nebraska Power Supply System 5%, 4/1/2025 (Insured; FSA)	2,000,000	2,098,780
Nevada—.3%		
Humboldt County, PCR (Sierra Pacific) 6.55%, 10/1/2013 (Insured; AMBAC)	2,000,000	2,098,200
New Hampshire—.2%		
Nashua, Capital Improvement 5.50%, 7/15/2018	560,000	626,287
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,000,000	1,071,170
New Jersey—6.8%		
Garden State Preservation Trust: (Open Space & Farmland Preservation):		
5.80%, 11/1/2019 (Insured; FSA)	5,000,000 [c]	5,679,500
5.80%, 11/1/2023 (Insured; FSA)	5,000,000 [c]	5,597,600
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue:		
6.85%, 12/1/2009	4,000,000	4,492,320
7%, 12/1/2009	1,000,000	1,123,580
New Jersey 6%, 2/15/2011	1,000,000	1,144,080
New Jersey Economic Development Authority:		
Cigarette Tax Revenue:		
5%, 6/15/2013 (Insured; FGIC)	3,000,000	3,258,210
5.375%, 6/15/2015	4,400,000	4,787,992
5.50%, 6/15/2024	4,000,000	4,211,840
5.50%, 6/15/2031	1,000,000	1,037,870
New Jersey (continued)		
New Jersey Economic Development Authority:		
School Facilities Construction Revenue 5.25%, 6/15/2018 (Insured; AMBAC) (Prerefunded 6/15/2011)	5,375,000 [b]	5,980,494
Transportation Sublease Revenue (New Jersey Transit Corp. Light Rail Transit System) 5.875%, 5/1/2014 (Insured; FSA) (Prerefunded 5/1/2009)	1,000,000 [b]	1,116,350
New Jersey Highway Authority, General Revenue (Garden State Parkway):		
5%, 1/1/2009 (Insured; FGIC)	1,060,000	1,142,129
5%, 1/1/2010 (Insured; FGIC)	1,110,000	1,209,045
New Jersey Transit Corp., COP:		
5.50%, 9/15/2009 (Insured; AMBAC)	5,000,000	5,501,200
6%, 9/15/2015 (Insured; AMBAC) (Prerefunded 9/15/2010)	2,000,000 [b]	2,292,380
New Mexico—1.2%		
New Mexico Finance Authority:		
Revenue (Public Project Revolving Fund) 5.25%, 6/1/2017 (Insured; AMBAC)	1,000,000	1,103,600
Transportation Revenue 5.25%, 6/15/2016 (Insured; MBIA)	5,000,000	5,540,350
New Mexico Highway Commission, Tax Revenue 6%, 6/15/2015 (Prerefunded 6/15/2010)	2,000,000 [b]	2,281,440
New York—11.0%		
Greece Central School District:		
6%, 6/15/2010 (Insured; FGIC)	225,000	257,135
6%, 6/15/2011 (Insured; FGIC)	950,000	1,097,877
6%, 6/15/2012 (Insured; FGIC)	950,000	1,110,322
6%, 6/15/2013 (Insured; FGIC)	950,000	1,120,364
6%, 6/15/2014 (Insured; FGIC)	950,000	1,129,978
6%, 6/15/2015 (Insured; FGIC)	950,000	1,137,882
Long Island Power Authority, Electric System Revenue:		
5%, 6/1/2009	2,000,000	2,142,560
5%, 4/1/2010 (Insured; AMBAC)	2,500,000	2,714,700

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Metropolitan Transportation Authority:		
Commuter Facilities Revenue:		
5.50%, 7/1/2007 (Insured; AMBAC)	1,000,000	1,066,260
5.50%, 7/1/2011	1,000,000	1,092,660
(Grand Central Terminal) 5.70%, 7/1/2024 (Insured; FSA) (Prerefunded 7/1/2005)	200,000 [b]	204,390
Service Contract Revenue:		
5.50%, 7/1/2016	5,000,000	5,670,850
5.75%, 1/1/2018	1,500,000	1,739,400
Municipal Assistance Corporation For the City of New York 6%, 7/1/2005 (Insured; AMBAC)	100,000	101,308
Nassau County, General Improvement 5.10%, 11/1/2013 (Insured; AMBAC)	3,000,000	3,233,760
New York City:		
7%, 8/1/2006	300,000	318,087
6%, 4/15/2009	2,885,000	3,088,998
6%, 4/15/2009 (Prerefunded 4/15/2007)	1,115,000 [b]	1,204,847
5.50%, 8/1/2010 (Insured; XLCA)	2,000,000	2,227,160
5.75%, 8/1/2012 (Prerefunded 8/1/2007)	240,000 [b]	260,071
5.75%, 8/1/2012	305,000	327,097
5.75%, 8/1/2013	1,650,000	1,815,528
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue:		
5.75%, 6/15/2026 (Insured; MBIA) (Prerefunded 6/15/2006)	440,000 [b]	462,823
5.75%, 6/15/2026 (Insured; MBIA)	815,000	857,372
New York City Transitional Finance Authority, Revenue:		
5.50%, 11/1/2011	3,000,000	3,333,870
6.125%, 11/15/2014 (Prerefunded 5/15/2010)	825,000 [b]	953,692
6.125%, 11/15/2014	175,000	200,839
6.125%, 11/15/2015 (Prerefunded 5/15/2010)	2,000,000 [b]	2,311,980
New York State Dorm Authority:		
Income Tax Revenue (St Pers) 5.50%, 3/15/2020 (Insured; AMBAC)	6,000,000 [c]	6,984,060
Revenue:		
(Consolidated City University System) 5.75%, 7/1/2018 (Insured; FSA)	200,000	235,562
New York (continued)		
New York State Dorm Authority:		
Revenue (continued):		
(FIT Student Housing) 5.75%, 7/1/2006 (Insured; AMBAC)	130,000	135,474
(Mental Health Services Facilities):		
6%, 8/15/2005	15,000	15,262
6%, 8/15/2005	985,000	1,000,977
(North Shore Long Island Jewish Group) 5%, 5/1/2018	2,800,000	2,901,500
(Vassar College) 6%, 7/1/2005	250,000	253,200
New York State Power Authority, General Purpose Revenue 7%, 1/1/2018 (Prerefunded 1/1/2010)	300,000 [b]	353,760
New York State Thruway Authority:		
(Highway & Bridge Trust Fund):		
5.50%, 4/1/2007 (Insured; FGIC)	500,000	529,480
5.50%, 4/1/2013 (Insured; FGIC)	1,000,000	1,126,130
6%, 4/1/2014 (Insured; FSA) (Prerefunded 4/1/2010)	2,000,000 [b]	2,295,920
6%, 4/1/2016 (Insured; FSA) (Prerefunded 4/1/2010)	1,000,000 [b]	1,147,960
(Second General Highway & Bridge Trust Fund) 5.25%, 4/1/2012 (Insured; AMBAC)	5,000,000	5,561,750
New York State Urban Development Corp., Revenue:		
(Correctional Capital Facilities) 5%, 1/1/2011	5,000,000	5,386,050
(Higher Education Technology Grants) 5.75%, 4/1/2015 (Insured; MBIA)	500,000	511,440
Orange County 5.50%, 11/15/2007	250,000	268,970
Port Authority of New York and New Jersey 5.50%, 10/15/2006 (Insured; MBIA)	3,045,000	3,187,811
Tobacco Settlement Financing Corp., Revenue (Asset Backed) 5.50%, 6/1/2019	5,000,000	5,576,700
North Carolina—5.4%		
Charlotte 5%, 4/1/2013	1,000,000	1,108,970
Charlotte-Mecklenberg Hospital Authority, Health Care System Revenue 5.60%, 1/15/2011	1,000,000	1,045,360
Concord, COP 5.50%, 6/1/2011 (Insured; MBIA)	1,000,000	1,117,730

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina (continued)		
Durham County 5.50%, 4/1/2010	1,000,000	1,115,700
Guilford County, Public Improvement 5.10%, 10/1/2014 (Prerefunded 10/1/2010)	1,500,000 [b]	1,677,735
Mecklenburg County:		
5.50%, 4/1/2011	1,195,000	1,347,052
5%, 3/1/2013	6,285,000	6,967,174
Public Improvement 4.75%, 4/1/2008	1,000,000	1,059,930
North Carolina:		
5%, 2/1/2012	9,000,000	9,931,230
Public Improvement 5%, 3/1/2012	5,000,000	5,519,750
North Carolina Eastern Municipal Power Agency, Power System Revenue 5.375%, 1/1/2016	1,500,000	1,601,655
Raleigh Durham Airport Authority, Revenue 5.25%, 11/1/2013 (Insured; FGIC)	2,565,000	2,820,012
Wake County 5.75%, 2/1/2015 (Prerefunded 2/1/2010)	2,000,000 [b]	2,283,680
Wake County Industrial Facilities & Pollution Control Financing Authority, Revenue (Carolina Power& Light Co.) 5.375%, 2/1/2017	1,000,000	1,074,630
Ohio—3.9%		
Akron, Sewer Systems Revenue 6%, 12/1/2014 (Insured; AMBAC)	500,000	567,025
Butler County Transportation Improvement District 6%, 4/1/2011 (Insured; FSA)	1,000,000	1,109,460
Columbus 6%, 6/15/2008	3,000,000	3,300,210
Cuyahoga County, Revenue (Cleveland Clinic Health System):		
6%, 1/1/2015	2,265,000	2,577,457
6%, 1/1/2017	3,900,000	4,423,224
Erie County, Hospital Facilities Revenue (Firelands Regional Medical Center) 4.50%, 8/15/2006	1,200,000	1,224,684
Ohio Infrastructure Improvements 5.625%, 2/1/2009	1,000,000	1,099,250
Ohio (continued)		
Ohio Building Authority:		
(Adult Correction Building) 5.25%, 4/1/2013 (Prerefunded 4/1/2008)	2,000,000 [b]	2,167,720
(Juvenile Correction Facilities) 5.50%, 4/1/2014	3,295,000	3,679,461
(Sports Building Fund) 5.50%, 4/1/2014	1,945,000	2,171,943
Ohio Water Development Authority, Water Pollution Control Revenue (Water Quality Loan Fund) 5%, 6/1/2016	4,000,000	4,360,040
Toledo—Lucas County Port Authority, Port Facilities Revenue (Cargill Inc. Project) 4.50%, 12/1/2015	900,000	925,245
Oklahoma—.2%		
Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue 5%, 6/1/2006 (Insured; MBIA)	1,200,000	1,237,812
Oklahoma Housing Finance Agency, SFMR 6.80%, 9/1/2016 (Collateralized; FNMA)	130,000	130,969
Oregon—.8%		
Jackson County School District:		
(Central Point) 5.75%, 6/15/2016 (Insured; FGIC) (Prerefunded 6/15/2010)	2,265,000 [b]	2,556,256
(Eagle Point) 5.625%, 6/15/2014	1,500,000	1,690,305
Portland Urban Renewal & Redevelopment (Convention Center) 5.75%, 6/15/2018 (Insured; AMBAC)	1,150,000	1,291,036
Pennsylvania—5.2%		
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center) 5.25%, 6/15/2015	1,620,000	1,767,566
Chester County 5%, 11/15/2010	3,420,000	3,756,767
Pennsylvania (Third Series):		
5.375%, 7/1/2017 (Insured; FSA)	5,000,000	5,729,950
5.375%, 7/1/2018 (Insured; FSA)	15,985,000	18,355,576

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (University of Pennsylvania) 5.35%, 1/1/2008	3,750,000	3,854,813
Scranton-Lackawanna Health & Welfare Authority Catholic Healthcare Revenue (Mercy Health) 5.10%, 1/1/2007 (Insured; MBIA)	100,000	104,243
State Public School Building Authority, College Revenue (Harrisburg Community College) 6.25%, 4/1/2008 (Insured; MBIA)	795,000	874,548
Swarthmore Borough Authority, College Revenue:		
5%, 9/15/2011	1,000,000	1,095,900
5%, 9/15/2012	1,400,000	1,537,032
Rhode Island—.2%		
Rhode Island Health & Educational Building Corp., Higher Educational Revenue (Providence College):		
4.50%, 11/1/2017 (Insured; XLCA)	795,000	814,764
5%, 11/1/2022 (Insured; XLCA)	250,000	262,453
South Carolina—3.5%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner Tomorrow):		
5.25%, 12/1/2010	10,000,000	10,914,200
5.25%, 12/1/2011	5,650,000	6,196,355
5.875%, 12/1/2018	3,000,000	3,385,290
5%, 12/1/2024	1,000,000	1,034,330
South Carolina Jobs-Economic Development Authority, Revenue:		
Economic Development (Waste Management of South Carolina Inc.) 4.10%, 11/1/2004	1,000,000	992,610
Hospital Facilities (Georgetown Memorial Hospital) 5.25%, 2/1/2021 (Insured; Radian)	1,250,000	1,313,138
South Carolina School Facilities 5%, 1/1/2009	1,000,000	1,078,240
Tennessee—.0%		
Shelby County Health Educational & Housing Facilities Board, Revenue (St. Judes Children's Research) 5%, 7/1/2009	300,000	316,752
Texas—2.3%		
Austin Independent School District (Permanent School Fund Guaranteed) 5.70%, 8/1/2011	1,530,000	1,597,152
Dallas Fort Worth, International Airport Revenue 5.50%, 11/1/2031 (Insured; FGIC)	1,000,000	1,055,560
Harris County, Toll Road Revenue 6%, 8/1/2009 (Insured; FGIC)	5,150,000	5,779,279
Laredo Independent School District (Permanent School Fund Guaranteed) 6%, 8/1/2014 (Prerefunded 8/1/2009)	1,000,000 [b]	1,125,850
Lewisville Independent School District Building Bonds (Permanent School Fund Guaranteed):		
7.50%, 8/15/2006	650,000	696,566
7.50%, 8/15/2007	600,000	669,642
Mission Consolidated Independent School District (Permanent School Fund Guaranteed) 5.875%, 2/15/2009	1,690,000	1,832,045
North Forest Independent School District (Permanent School Fund Guaranteed) 5.25%, 8/15/2005	135,000	136,889
San Antonio Electric & Gas Revenue General Improvement 5.90%, 2/1/2016	500,000	557,840
Texas Municipal Power Agency, Revenue 4.40%, 9/1/2011 (Insured; FGIC)	2,750,000	2,821,968
Utah—.8%		
Intermountain Power Agency, Power Supply Revenue:		
6%, 7/1/2008 (Insured; MBIA)	4,200,000	4,612,356
6.25%, 7/1/2009 (Insured; FSA)	750,000	845,730
Vermont—.7%		
Burlington, Electric Revenue:		
6.25%, 7/1/2011 (Insured; MBIA)	2,000,000	2,330,660
6.25%, 7/1/2012 (Insured; MBIA)	2,500,000	2,944,225
Virginia—2.5%		
Chesterfield County Industrial Development Authority, PCR 5.875%, 6/1/2017	3,000,000	3,297,060
Louisa Industrial Development Authority, PCR (Virginia Electric & Power Co.) 5.25%, 12/1/2008	3,000,000	3,147,510

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Newport News Industrial Development Authority, Revenue (Advanced Shipbuilding Carrier) 5.50%, 9/1/2010	1,000,000	1,114,830
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates) 6%, 4/1/2033	7,685,000	8,033,207
Virginia Commonwealth Transportation Board (Federal Highway Reimbursement Notes) 5%, 9/27/2012	2,000,000	2,201,820
Washington—.4%		
Seattle Municipal Light & Power, Revenue 5.50%, 12/1/2010	1,000,000	1,109,590
Washington Public Power Supply System, Revenue (Nuclear Project Number 1):		
6%, 7/1/2006 (Insured; MBIA)	500,000	522,285
7%, 7/1/2008	380,000	431,273
7%, 7/1/2008	620,000	698,157
Wisconsin—.9%		
Kenosha, Waterworks Revenue 5%, 12/1/2012 (Insured; FGIC)	750,000	814,860
Wisconsin 5%, 5/1/2016 (Insured; MBIA)	5,000,000	5,430,600
Wisconsin Health & Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) 5.75%, 11/15/2007 (Insured; FSA)	500,000	537,450
U. S. Related—4.2%		
Puerto Rico Commonwealth:		
6.25%, 7/1/2011 (Insured; MBIA)	950,000	1,111,795
5%, 7/1/2012	2,000,000	2,134,580
6%, 7/1/2013	1,500,000	1,634,265
6.25%, 7/1/2013 (Insured; MBIA)	1,380,000	1,651,860
Public Improvement 5%, 7/1/2027 (Prerefunded 7/1/2012)	5,000,000 [b]	5,531,100
Puerto Rico Commonwealth Highway & Transportation Authority, Transportation Revenue:		
6.25%, 7/1/2009 (Insured; MBIA)	150,000	169,994
5.875%, 7/1/2035 (Insured; MBIA) (Prerefunded 7/1/2010)	1,405,000 [b]	1,610,790
5.875%, 7/1/2035 (Insured; MBIA)	2,595,000	2,917,014
U. S. Related (continued)		
Puerto Rico Electric Power Authority, Power Revenue:		
6.50%, 7/1/2006 (Insured; MBIA)	625,000	658,056
5.25%, 7/1/2015 (Insured; MBIA)	2,000,000	2,267,040
5.25%, 7/1/2029 (Insured; FSA)	2,000,000	2,157,380
Puerto Rico Public Buildings Authority, Government Facility Revenue:		
6.25%, 7/1/2010 (Insured; AMBAC)	750,000	865,643
5.50%, 7/1/2014	1,000,000	1,125,880
5.50%, 7/1/2015	1,000,000	1,126,870
5.50%, 7/1/2016	2,000,000	2,264,440
5.75%, 7/1/2017	1,945,000	2,254,313
University of Puerto Rico, University Revenue 6.25%, 6/1/2008 (Insured; MBIA)	750,000	830,618
Total Long-Term Municipal Investments (cost $662,334,245)		**695,240,028**

Short-Term Municipal Investments—5.0%	Principal Amount ($)	Value ($)
Illinois—.3%		
Illinois Health Facilities Authority, Revenue, VRDN (Resurrection Health) 1.82% (Insured; FSA)	2,400,000 [d]	2,400,000
Massachusetts—1.1%		
Massachusetts, VRDN (Central Artery):		
Series A, 1.82%	1,550,000 [d]	1,550,000
Series B, 1.82%	6,600,000 [d]	6,600,000
Nebraska—.6%		
Lancaster County Hospital Authority, Health Facilities Revenue, VRDN (Immanuel Health System) 1.82% (LOC; La Salle National Bank)	4,000,000 [d]	4,000,000
Rhode Island—.3%		
Rhode Island Health & Educational Building Corp., Educational Institution Revenue, VRDN (Moses Brown School) 1.80% (Insured; MBIA)	1,900,000 [d]	1,900,000

Mellon National Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Tennessee—1.6%		
Clarksville Public Building Authority, Pooled Financing Revenue, VRDN (Tennessee Municipal Bond Fund):		
1.80% (LOC; Bank of America N.A.)	6,330,000 [d]	6,330,000
1.80% (LOC; Bank of America N.A.)	1,000,000 [d]	1,000,000
Montgomery County Public Building Authority, Pooled Financing Revenue, VRDN (Tennessee County Loan Pool) 1.80% (LOC; Bank of America N.A.)	4,100,000 [d]	4,100,000
Texas—1.1%		
Harris County Health Facilities Development Corp., HR, VRDN (Texas Children's Hospital) 1.82% (Insured; MBIA)	7,700,000 [d]	7,700,000
Total Short-Term Municipal Investments (cost $35,580,000)		**35,580,000**

Total Investments (cost $697,914,245)	**102.3%**	**730,820,028**
Liabilities, Less Cash and Receivables	**(2.3%)**	**(16,113,780)**
Net Assets	**100.0%**	**714,706,248**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GNMA**	Government National Mortgage Association
COP	Certificate of Participation	**HR**	Hospital Revenue
EDR	Economic Development Revenue	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHA	Federal Housing Administration	**PCR**	Pollution Control Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**VRDN**	Variable Rate Demand Notes
FSA	Financial Security Assurance	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	55.1
AA		Aa		AA	18.5
A		A		A	14.3
BBB		Baa		BBB	5.9
BB		Ba		BB	.5
F1		MIG1/P1		SP1/A1	4.9
Not Rated [e]		Not Rated [e]		Not Rated [e]	.8
					100.0

[†] *Based on total investments.*
[a] *Zero Coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.*
[b] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*
[c] *Purchased on a delayed delivery basis.*
[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 28, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2005 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	110	11,893,750	March 2005	203,125
U.S. Treasury Futures 10 Year Note	440	48,785,000	March 2005	538,547
U.S. Treasury Futures 30 Year Bond	400	44,937,500	June 2005	225,000
				966,672

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund

Long-Term Municipal Investments—95.1%	Principal Amount ($)	Value ($)
Alabama—3.0%		
State of Alabama 5.25%, 6/1/2007	1,205,000	1,273,866
Alabama Water Pollution Control Authority, Revolving Fund Loan 5.50%, 8/15/2007 (Insured; AMBAC)	2,000,000	2,131,360
Jefferson County, Limited Obligation School Warrant 5%, 1/1/2007	2,500,000	2,593,850
Arizona—1.4%		
Maricopa County Community College District 6.50, 7/1/2009 (Prerefunded 7/1/2006)	1,510,000 [a]	1,604,466
Tucson 5%, 7/1/2005	1,160,000	1,171,043
California—9.6%		
Agua Caliente Band of Cahuilla Indians, Revenue:		
4%, 7/1/2006	400,000	403,600
4.60%, 7/1/2008	800,000	802,416
State of California, Economic Recovery 5%, 7/1/2023	2,500,000	2,663,100
California Infrastructure and Economic Development Bank, Workers Compensation Relief Revenue 5%, 10/1/2009 (Insured; AMBAC)	2,500,000	2,729,175
California Pollution Control Financing Authority, PCR (Southern California Edison Co.) 2%, 3/1/2008	2,000,000	1,980,660
California Statewide Communities Development Authority, Revenue (Kaiser Permanente):		
3.85%, 8/1/2006	1,000,000	1,016,020
2.625%, 5/1/2008	2,000,000	1,964,140
California Department of Water Resources, Power Supply Revenue:		
5%, 2/1/2008	1,000,000	1,060,050
5.50%, 5/1/2008	3,500,000	3,770,095
Santa Clara Transitional Authority, Sales Tax Revenue 4%, 10/2/2006	3,000,000	3,057,900
Colorado—.5%		
Colorado Health Facilities Authority, Revenue (Evangelical Lutheran Hospital) 6.75%, 6/1/2009	1,000,000	996,060
Connecticut—1.0%		
State of Connecticut 4%, 12/15/2005	1,000,000	1,013,680
Mashantucket Western Pequot Tribe 6.50%, 9/1/2006 (Prerefunded 9/1/2006)	495,000 [a]	524,294
Mohegan Tribe of Indians Gaming Authority, Priority Distribution Payment Public Improvement 5%, 1/1/2008	500,000	519,590
Florida—4.3%		
Escambia County Health Facilities Authority, Revenue (Ascension Health Credit):		
5%, 11/15/2006	1,000,000	1,036,860
5%, 11/15/2007	400,000	420,792
Greater Orlando Aviation Authority, Airport Facilities Revenue 5.25%, 10/1/2011	1,000,000	1,074,640
Orlando Utilities Commission, Water and Electric Revenue 5%, 10/1/2006	1,000,000	1,038,830
Pinellas County, Capital Improvement Revenue 4.50%, 1/1/2006	4,000,000	4,072,680
Saint Johns County Industrial Development Authority, IDR (Professional Golf Hall of Fame Project) 5.875%, 9/1/2023 (Insured; MBIA) (Prerefunded 9/1/2006)	1,085,000 [a]	1,149,688
Georgia—2.0%		
College Park Business and Industrial Development Authority, Revenue (Civic Center Project) 5.80%, 9/1/2005 (Insured; FSA)	1,165,000	1,185,982
De Kalb County Development Authority, Revenue (Emory University Project) 5.375%, 11/1/2005	3,000,000	3,062,370
Illinois—3.5%		
Chicago Transit Authority, Capital Grant Receipt Revenue (Douglas Branch Reconstruction) 5%, 6/1/2007 (Insured; AMBAC)	7,000,000	7,048,860

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Indiana—1.0%		
Indiana Health Facilities Financing Authority, Revenue (Ascension Health Subordinate Credit Group) 5%, 5/1/2009	2,000,000	2,127,320
Kansas—1.2%		
Burlington, PCR (Kansas Gas and Electric Co. Project) 2.65%, 6/1/2006	2,500,000	2,503,475
Kentucky—.5%		
Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare Inc.) 6.25%, 10/1/2012	1,000,000	1,085,670
Maryland—1.8%		
Washington Suburban Sanitary District, Sewage Disposal 5%, 6/1/2006	3,500,000	3,611,615
Massachusetts—2.7%		
State of Massachusetts, Federal Highway Grant Anticipation Notes 5.75%, 6/15/2012 (Insured; FSA)	2,000,000	2,259,780
Massachusetts College Building Authority, Project Revenue 4%, 5/1/2006	535,000	543,838
Massachusetts Health and Educational Facilities Authority, Revenue (Springfield College) 4%, 10/15/2007	1,220,000	1,251,134
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies) 3.50%, 2/1/2008	1,435,000	1,447,183
Michigan—3.2%		
State of Michigan, Environmental Program 5%, 5/1/2009	2,000,000	2,160,840
Michigan Building Authority, Revenue (Facilities Program) 5.50%, 10/15/2006	1,250,000	1,309,162
Michigan Hospital Finance Authority, Revenue (Oakwood Obligated Group) 5%, 11/1/2007	1,000,000	1,052,340
Michigan Municipal Bond Authority, Revenue (Clean Water State Revolving Fund):		
4.50%, 10/1/2006	1,000,000	1,030,920
5%, 10/1/2006	1,000,000	1,038,670
Minnesota—1.2%		
State of Minnesota 5%, 10/1/2006	2,000,000	2,078,300
Willmar Independent School District No. 347 5.15%, 2/1/2009	400,000	409,976
Mississippi—1.5%		
State of Mississippi, Highway Revenue, Four Lane Highway Program 5.25%, 6/1/2006	3,000,000	3,102,630
Missouri—1.7%		
Missouri Board of Public Buildings, State Office Building Special Obligation 5.50%, 5/1/2005	3,365,000	3,384,753
Nevada—1.0%		
Clarke County, PCR (Southern California Edison Co.) 3.25%, 3/2/2009	2,000,000	1,968,780
New Hampshire—.5%		
State of New Hampshire 4%, 7/15/2005	1,000,000	1,006,880
New Jersey—2.6%		
New Jersey Economic Development Authority, Revenue:		
Cigarette Tax 5.625%, 6/15/2017	2,000,000	2,100,820
School Facilities Construction 5%, 9/1/2007	1,000,000	1,052,330
New Jersey Transportation Trust Fund Authority 5%, 12/15/2006	1,000,000	1,040,390
University of Medicine and Dentistry, COP 6.75%, 12/1/2009 (Insured; MBIA)	1,050,000	1,054,232
New York—6.2%		
Metropolitan Transportation Authority, Service Contract 5%, 1/1/2006	1,425,000	1,454,255
Municipal Assistance Corp. for the City of New York 5.25%, 7/1/2006	1,415,000	1,467,213
New York City 5.25%, 11/15/2007	2,095,000	2,228,430
New York City Transitional Finance Authority, Revenue (New York City Recovery) 5%, 11/01/2006	1,250,000	1,299,900
New York State Dormitory Authority, Revenue (Lutheran Medical Center) 4%, 8/1/2007 (Insured; MBIA)	1,000,000	1,029,540

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Thruway Authority, Service Contract Revenue, Local Highway and Bridge 5%, 4/1/2006	1,000,000	1,026,240
Tobacco Settlement Financing Corp. 5.50%, 6/1/2009	4,000,000	4,030,000
North Carolina—3.4%		
Guilford County 4%, 10/1/2020	2,000,000	2,062,640
State of North Carolina:		
5.10%, 6/1/2009	1,000,000	1,047,210
Public Improvement 5%, 3/1/2006	1,000,000	1,026,280
North Carolina Eastern Municipal Power Agency, Power System Revenue 5%, 1/1/2007	655,000	677,028
Wake County, Public Improvement 5%, 4/1/2006	2,000,000	2,056,200
Ohio—2.8%		
Ohio Higher Education Capital Facilities:		
5.25%, 5/1/2005	2,500,000	2,513,575
5.25%, 5/1/2006	1,000,000	1,032,070
Ohio Building Authority, State Facilities, Adult Correctional 5.75%, 4/1/2005	2,250,000	2,257,425
Oklahoma—.8%		
Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue 5%, 6/1/2005 (Insured; MBIA)	1,700,000	1,712,410
Pennsylvania—6.9%		
Berks County 5.50%, 11/15/2005 (Insured; AMBAC)	1,835,000	1,876,599
Lehigh County Industrial Development Center, PCR (Peoples Electric Utility Corp.) 3.125%, 11/1/2008 (Insured; AMBAC)	1,250,000	1,260,487
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Association Project) 3.30%, 10/1/2008	2,400,000	2,381,472
State of Pennsylvania:		
5.125%, 9/15/2006 (Insured; AMBAC)	1,175,000	1,221,695
5%, 10/1/2007 (Insured; FGIC)	1,000,000	1,058,080
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority, Revenue (University of Pennsylvania Health System):		
4%, 8/15/2006	1,000,000	1,015,590
5%, 8/15/2007	1,000,000	1,043,660
Pennsylvania Industrial Development Authority, EDR 7%, 7/1/2007 (Insured; AMBAC)	440,000	481,320
Philadelphia, Gas Works Revenue 5%, 8/1/2007 (Insured; FSA)	1,555,000	1,635,673
Pittsburgh 5%, 3/1/2008 (Insured; FGIC)	2,000,000	2,026,320
South Carolina—2.5%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 5%, 12/1/2007	1,000,000	1,052,980
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project) 3.30%, 11/1/2016	4,000,000	3,970,440
Tennessee—2.5%		
Humphreys Industrial Development Board, SWDR (E.I. Dupont Denemours and Co. Project) 6.70%, 5/1/2024	2,000,000	2,045,580
Shelby County Health, Educational and Housing Facilities Board, Revenue (Baptist Memorial Healthcare) 4%, 9/1/2006	3,000,000	3,045,300
Texas—11.5%		
Dallas Civic Center, Improvement 4.80%, 8/15/2011 (Insured; MBIA)	3,050,000	3,245,505
Dallas, Waterworks and Sewage System Revenue 5%, 10/1/2007	1,000,000	1,057,040
Killeen Independent School District 4.50%, 2/15/2007 (Guaranteed; Public School Fund)	500,000	517,245
North Texas Thruway Authority, Dallas North Thruway System Revenue 5%, 7/1/2008 (Insured; AMBAC)	2,000,000	2,135,740

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Spring Independent School District, Schoolhouse 5%, 8/15/2008 (Insured; FSA, SBPA; Dexia Bank)	2,000,000	2,068,860
Texas Public Finance Authority 5.75%, 10/1/2014	4,000,000	4,202,480
Tarrant Regional Water District, Water Revenue 4.50%, 3/1/2006 (Insured; FSA)	1,000,000	1,020,220
Texas A & M University, Financing System Revenues 5.625%, 5/15/2016 (Insured; AMBAC) (Prerefunded 5/15/2006)	2,500,000 [a]	2,594,450
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5%, 6/1/2007	2,500,000	2,623,100
Trinity River Authority, Regional Wastewater System Revenue 5%, 8/1/2005 (Insured; MBIA)	4,000,000	4,046,320
Utah—1.6%		
Jordan School District (Local School Board Program) 5.25%, 6/15/2007	3,000,000	3,171,240
State of Utah 5.50%, 7/1/2005 (Prerefunded 7/1/2005)	85,000 [a]	85,965
Virginia—2.1%		
Hampton, Public Improvement 4%, 8/1/2005	1,000,000	1,007,640
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	2,000,000	2,098,340
Virginia Commonwealth Transportation Board, Federal Highway Reimbursement Notes 5%, 10/1/2009	1,000,000	1,084,050
Washington—2.1%		
Washington Public Power Supply System, Revenue:		
(Nuclear Project No. 1) 6%, 7/1/2005 (Insured; AMBAC)	2,000,000	2,025,120
(Nuclear Project No. 3) 6%, 7/1/2007 (Insured; AMBAC)	2,050,000	2,198,318
West Virginia—.5%		
West Virginia Higher Education Policy Commission Revenue (University Facilities) 5%, 4/1/2005 (Insured; MBIA)	1,000,000	1,002,630
Wisconsin—.5%		
Franklin, SWDR (Waste Management Co.) 2.50%, 5/1/2005	1,000,000	998,810
Wyoming—1.0%		
Uinta County, PCR (Amoco Project) 2.25%, 7/1/2007	2,000,000	1,972,440
U.S. Related—6.5%		
Commonwealth of Puerto Rico:		
5%, 7/1/2008 (Insured; FGIC)	1,500,000	1,606,260
Public Improvement:		
5%, 7/1/2006	1,000,000	1,031,140
5.375%, 7/1/2025 (Insured; FSA) (Prerefunded 7/1/2007)	1,000,000 [a]	1,063,900
Puerto Rico Electric Authority, Power Revenue 4%, 7/1/2008	500,000	516,090
Puerto Rico Highway and Transportation Authority, Highway Revenue:		
5%, 7/1/2005	2,500,000	2,523,250
5%, 7/1/2006	2,500,000	2,577,850
Puerto Rico Municipal Finance Agency 4%, 8/1/2006 (Insured; FSA)	1,355,000	1,384,309
Puerto Rico Public Buildings Authority (Government Facilities) 4.50%, 4/1/2007	2,500,000	2,591,450
Total Long-Term Municipal Investments (cost $193,356,894)		**193,472,479**

Short-Term Municipal Investments—3.7%	Principal Amount ($)	Value ($)
Florida—1.5%		
Capital Projects Finance Authority, Continuing Care Retirement, VRDN (Glenridge on Palmer Ranch) 1.80% (LOC; Bank of Scotland)	2,100,000 [b]	2,100,000
Orange County School Board, COP, VRDN 1.73% (SBPA; Suntrust Bank NA)	900,000 [b]	900,000
Minnesota—1.0%		
Arden Hills, Housing and Health Care Facilities Revenue, VRDN (Presbyterian Homes Arden 1.80% LOC; U.S. Bank NA)	2,100,000 [b]	2,100,000

Mellon National Short-Term Municipal Bond Fund (continued)

Short-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Missouri—.2%		
Missouri Development Finance Board, LR, VRDN (Missouri Association of Municipal Utilities Lease Financing Program) 1.80% (LOC; U.S. Bank NA)	300,000 [b]	300,000
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue, VRDN (Southwest Baptist University Project) 1.80%, (LOC; Bank of America)	100,000 [b]	100,000
Pennsylvania—.7%		
Allegheny County Hospital Development Authority, Revenue, VRDN (Presbyterian University Hospital) 1.87% (LOC; Bank One NA)	1,375,000 [b]	1,375,000
Tennessee—.3%		
Montgomery County Public Building Authority, Pooled Financing Revenue, VRDN (Tennessee County Loan Pool) 1.75% (LOC; Bank of America)	700,000 [b]	700,000
Total Short-Term Municipal Investments (cost $7,575,000)		**7,575,000**
Total Investments (cost $200,931,894)	**98.8%**	**201,047,479**
Cash and Receivables (Net)	**1.2%**	**2,539,116**
Net Assets	**100.0%**	**203,586,595**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue		
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**SBPA**	Standby Bond Purchase Agreement
IDR	Industrial Development Revenue	**SWDR**	Solid Waste Development Revenue
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	44.3
AA		Aa		AA	26.8
A		A		A	15.8
BBB		Baa		BBB	6.6
BB		Ba		BB	.3
F1		MIG1/P1		SP1/A1	3.7
Not Rated [c]		Not Rated [c]		Not Rated [c]	2.5
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund

Long-Term Municipal Investments—100.0%	Principal Amount ($)	Value ($)
Alabama—.6%		
Jefferson County, Limited Obligation School Warrant 5.50%, 1/1/2021	3,500,000	3,797,955
Arizona—.2%		
University Medical Center Corp., HR 5.25%, 7/1/2015	1,160,000	1,249,065
California—3.5%		
Agua Caliente Band Cahuilla Indians, Revenue 6%, 7/1/2018	1,500,000	1,549,515
Alameda Corridor Transportation Authority, Revenue 0/5.25%, 10/1/2021 (Insured; AMBAC)	2,000,000 [a]	1,450,260
State of California:		
5.25%, 11/1/2017	2,500,000	2,728,925
5.50%, 6/1/2020	2,000,000	2,190,280
5.50%, 2/1/2033	6,300,000	6,849,297
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue:		
0/5.875%, 1/15/2027 (Insured; MBIA)	6,000,000 [a]	5,146,260
0/5.875%, 1/15/2029 (Insured; MBIA)	2,000,000 [a]	1,704,740
5.75%, 1/15/2040	2,000,000	2,036,780
Colorado—.6%		
Northwest Parkway Public Highway Authority, Senior Revenue 0/5.70%, 6/15/2021 (Insured; AMBAC)	5,000,000 [a]	4,068,650
Connecticut—.6%		
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment, Public Improvement Bonds:		
6.25%, 1/1/2021	2,500,000	2,658,175
5.125%, 1/1/2023	1,350,000	1,316,925
Illinois—.6%		
Illinois Educational Facilities Authority (University of Chicago) 5.25%, 7/1/2011	1,960,000	2,117,212
Illinois Finance Authority, Revenue (Peoples Gas Light and Coke Co.) 4.30%, 6/1/2005 (Insured; AMBAC)	2,000,000	2,005,380
Kentucky—.3%		
Kentucky Property and Buildings Commission, Revenue (Project Number 68) 5.75%, 10/1/2010	1,500,000	1,692,330
Massachusetts—.8%		
Massachusetts Housing Finance Agency, Housing Revenue:		
5.125%, 12/1/2034	350,000	351,123
5.30%, 12/1/2047	1,750,000	1,754,935
Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5%, 8/1/2032	3,000,000	3,108,060
Michigan—.3%		
Detroit City School District 5.25%, 5/1/2017 (Insured; FGIC)	2,000,000	2,262,720
Mississippi—.8%		
Mississippi Hospital Equipment & Facilities Authority, Revenue (Baptist Memorial Health) 5%, 9/1/2024	5,000,000	5,271,650
Missouri—.1%		
Missouri Housing Development Commission, SFMR 6.40%, 9/1/2029	895,000	914,914
New Hampshire—.2%		
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,015,000	1,087,238
New Jersey—2.1%		
Garden State Preservation Trust (Open Space and Farmland):		
5.80%, 11/1/2019 (Insured; FSA)	4,805,000	5,457,999
5.80%, 11/1/2021 (Insured; FSA)	2,000,000	2,257,080
5.80%, 11/1/2023 (Insured; FSA)	2,000,000	2,239,040
New Jersey Economic Development Authority, Cigarette Tax Revenue 5.75%, 6/15/2029	4,000,000	4,255,760
New York—2.4%		
New York City Transitional Finance Authority, Revenue (Future Tax Secured) 5.50%/14%, 11/1/2026	4,000,000 [b]	4,445,160

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue:		
Education, State Personal Income Tax 5.50%, 3/15/2019 (Insured; AMBAC)	5,000,000	5,808,750
(Mental Health Services Facilities):		
6%, 8/15/2007 (Prerefunded 2/15/2007)	20,000 [c]	21,688
6%, 8/15/2007	2,480,000	2,661,214
(North Shore Long Island Jewish Group) 5%, 5/1/2018	2,000,000	2,072,500
(School Program) 5.25%, 7/1/2011	1,200,000	1,289,400
North Carolina—.5%		
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
5.30%, 1/1/2015	1,500,000	1,599,375
5.125%, 1/1/2023	1,500,000	1,539,825
Ohio—.8%		
Cuyahoga County, Revenue (Cleveland Clinic Health System) 6%, 1/1/2016	5,000,000	5,682,150
Pennsylvania—71.9%		
Allegheny County Hospital Development Authority, Revenue:		
(Pittsburgh Mercy Health System) 5.60%, 8/15/2006 (Insured, AMBAC)	2,135,000	2,229,068
(University of Pittsburgh Medical Center):		
4.95%, 12/1/2007 (Insured, MBIA)	690,000	714,309
5.15%, 12/1/2009 (Insured; MBIA)	750,000	775,402
5%, 6/15/2014	9,720,000	10,309,712
Allegheny County Industrial Development Authority, PCR 4.35%, 12/1/2013 (Insured; AMBAC)	1,000,000	1,042,720
Allegheny County Port Authority, Special Transportation Revenue:		
5.50%, 6/1/2008 (Insured; MBIA)	4,000,000	4,329,360
5.375%, 3/1/2011 (Insured, FGIC)	2,500,000	2,781,350
5.50%, 3/1/2014 (Insured; FGIC)	2,500,000	2,806,725
5.50%, 3/1/2016 (Insured; FGIC)	1,360,000	1,520,725
Pennsylvania (continued)		
Athens Area School District 4.75%, 4/15/2011 (Insured; FGIC)	1,740,000	1,878,034
Bethlehem Area School District 5.50%, 9/1/2007 (Insured; FGIC)	4,000,000	4,270,080
Blair County:		
5.375%, 8/1/2015 (Insured; AMBAC)	1,880,000	2,131,657
5.375%, 8/1/2016 (Insured; AMBAC)	1,980,000	2,265,793
Bucks County Community College Authority, College Building Revenue 5.70%, 6/15/2007	1,205,000	1,285,217
Bucks County Technical School Authority, School Revenue:		
5.10%, 8/15/2008 (Insured; AMBAC)	1,000,000	1,025,260
5.40%, 8/15/2011 (Insured; AMBAC)	1,500,000	1,542,315
Carlisle Area School District 5%, 3/1/2012 (Insured; MBIA)	1,295,000	1,425,109
Central York School District:		
5%, 6/1/2012 (Insured; FGIC)	2,305,000	2,527,133
5.50%, 6/1/2014 (Insured; FGIC)	1,000,000	1,128,250
Coatesville Area School District 5.25%, 8/15/2019 (Insured; FSA)	8,000,000	8,824,400
Conestoga Valley School District:		
5%, 5/1/2010 (Insured; FGIC)	2,070,000	2,251,663
5%, 5/1/2011 (Insured; FGIC)	1,500,000	1,640,025
Conrad Weiser Area School District:		
5.20%, 12/15/2010 (Insured; MBIA)	1,000,000	1,034,500
5.25%, 12/15/2014 (Insured; MBIA)	3,890,000	4,026,656
Cumberland County Municipal Authority, College Revenue:		
(Dickerson College):		
5.25%, 11/1/2008 (Insured; AMBAC)	1,000,000	1,082,340
5.25%, 11/1/2009 (Insured; AMBAC)	1,170,000	1,280,670
(Messiah College) 5.50%, 10/1/2006 (Insured; AMBAC)	3,945,000	4,066,782
Delaware County 5.50%, 10/1/2015	280,000	284,547
Delaware County Authority, College Revenue (Haverford College):		
5.875%, 11/15/2021	1,500,000	1,702,770
5.75%, 11/15/2025	3,000,000	3,364,620

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Delaware County Regional Water Quality Control Authority, Sewer Revenue 4.75%, 5/1/2010 (Insured; FGIC)	1,945,000	2,092,645
Downingtown Area School District:		
5.25%, 2/1/2008	4,870,000	5,206,273
5.375%, 2/1/2009	5,020,000	5,472,051
Erie County 5.375%, 9/1/2016 (Insured; MBIA)	2,445,000	2,726,468
Exeter Township School District 5.15%, 5/15/2010	1,990,000	2,053,461
Fleetwood Area School District 5%, 4/1/2011 (Insured; FGIC)	1,500,000	1,639,200
Harrisburg Authority, Resource Recovery Facility Revenue 5%, 12/1/2033 (Insured; FSA)	4,000,000	4,342,720
Harrisburg Authority, School Revenue (Harrisburg Project) 5%, 4/1/2010 (Insured; FGIC)	2,500,000	2,717,175
Hazleton Area School District 6.50%, 3/1/2008 (Insured; FSA)	1,300,000	1,436,071
Kennett Consolidated School District 5.50%, 2/15/2015 (Insured; FGIC)	1,310,000	1,465,078
Lancaster County Solid Waste Management Authority, RRR:		
5.25%, 12/15/2008 (Insured; AMBAC)	3,940,000	4,210,442
5.25%, 12/15/2009 (Insured; AMBAC)	4,230,000	4,556,006
5.25%, 12/15/2010 (Insured; AMBAC)	2,000,000	2,164,640
Lancaster County Vocational-Technical School Authority, LR:		
5.25%, 2/15/2009 (Insured; FGIC)	1,000,000	1,085,240
5.25%, 2/15/2010 (Insured; FGIC)	1,500,000	1,645,350
Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College) 5.25%, 4/15/2016	1,815,000	1,980,274
Lehigh County General Purpose Authority, Revenues (Good Shepherd Group) 5.25%, 11/1/2014	3,255,000	3,440,665
Lower Merion School District 5%, 5/15/2029	11,975,000	12,494,356

	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Montgomery County:		
5%, 9/15/2010	1,165,000	1,277,492
5%, 9/15/2011	2,155,000	2,374,961
Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) 5%, 6/1/2007 (Insured; AMBAC)	2,940,000	3,082,443
Muhlenberg School District 5.375%, 4/1/2015 (Insured; FGIC)	1,000,000	1,108,540
North Pennsylvania School District Authority, School Revenue (Montgomery and Bucks County) 6.20%, 3/1/2007	860,000	896,266
North Wales Water Authority, Water Revenue 5.40%, 11/1/2010 (Insured; FGIC)	1,000,000	1,020,460
Northampton County Higher Education Authority, Revenue (Lehigh University) 5.50%, 11/15/2011	2,500,000	2,817,125
Northeastern Hospital and Education Authority, College Revenue (Luzerne County Community College) 5.25%, 8/15/2007 (Insured; MBIA)	1,170,000	1,240,504
Northwestern Lehigh School District:		
5%, 3/15/2008 (Insured; FSA)	1,190,000	1,265,624
5%, 3/15/2009 (Insured; FSA)	1,190,000	1,281,606
5%, 3/15/2010 (Insured; FSA)	1,245,000	1,352,593
Owen J. Roberts School District 5.50%, 8/15/2018 (Insured; FSA)	1,440,000	1,614,168
Parkland School District:		
5.25%, 9/1/2011 (Insured; FGIC)	2,220,000	2,464,533
5.375%, 9/1/2014 (Insured; FGIC)	3,110,000	3,521,173
5.375%, 9/1/2016 (Insured; FGIC)	1,490,000	1,706,363
Penn Manor School District:		
5.20%, 6/1/2012 (Insured; FGIC) (Prerefunded 6/1/2006)	355,000 [c]	366,988
5.20%, 6/1/2012 (Insured; FGIC)	395,000	408,339
State of Pennsylvania:		
5.375%, 5/15/2009 (Insured; FGIC) (Prerefunded 5/15/2006)	3,000,000 [c]	3,148,110
5.25%, 10/15/2009	10,000,000	10,952,900
5.25%, 10/15/2010	10,000,000	11,071,000
5.25%, 2/1/2011	7,850,000	8,691,991
6%, 1/15/2012 (Prerefunded 1/15/2010)	2,500,000 [c]	2,855,875
5.25%, 2/1/2012 (Insured; FGIC)	1,000,000	1,113,590

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
State of Pennsylvania (continued):		
5.375%, 7/1/2017 (Insured; FSA)	5,000,000	5,729,950
5.375%, 7/1/2018 (Insured; FSA)	15,000,000	17,224,500
Pennsylvania Economic Development Financing Authority, SWDR (Waste Management Inc. Project) 4.70%, 11/1/2021	5,000,000	5,020,950
Pennsylvania Higher Educational Facilities Authority:		
College and University Revenue:		
(Allegheny College Project) 6.10%, 11/1/2008 (Insured; MBIA)	1,750,000	1,773,555
(Bryn Mawr College) 5.25%, 12/1/2012 (Insured; AMBAC)	3,000,000	3,347,790
(College of Pharmacy and Science) 5.35%, 11/1/2011 (Insured; MBIA)	2,000,000	2,067,060
(Drexel University):		
5.50%, 5/1/2007 (Insured; MBIA)	1,275,000	1,350,556
5.30%, 5/1/2010 (Insured; MBIA)	3,910,000	4,192,888
(Lafayette College Project) 6%, 5/1/2030	5,000,000	5,594,250
(La Salle University) 5.50%, 5/1/2034	2,250,000	2,349,585
(State Systems) 5.75%, 6/15/2010 (Insured; AMBAC)	3,045,000	3,415,546
(State Systems Higher Education):		
5%, 6/15/2010 (Insured; AMBAC)	2,785,000	3,032,865
5%, 6/15/2011 (Insured; AMBAC)	2,935,000	3,211,242
(Temple University) 5.25%, 4/1/2014 (Insured; MBIA)	2,500,000	2,691,875
(University of Scranton) 5.75%, 11/1/2016 (Insured; AMBAC)	1,690,000	1,910,951
(University of Pennsylvania):		
5.30%, 9/1/2006	1,000,000	1,013,880
5.40%, 9/1/2007	2,000,000	2,031,980
(UPMC Health System):		
5%, 1/15/2010	1,630,000	1,731,321
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority:		
College and University Revenue:		
(UPMC Health System) (continued):		
5.125%, 1/15/2011	1,550,000	1,658,345
5.25%, 8/1/2012 (Insured; FSA)	3,000,000	3,270,720
6%, 1/15/2022	2,500,000	2,785,650
Health Services (University of Pennsylvania):		
5.60%, 11/15/2010 (Insured; MBIA)	2,000,000	2,200,460
5.875%, 1/1/2015	2,000,000	2,069,660
Pennsylvania Housing Finance Agency (Single Family Mortgage):		
5.35%, 10/1/2009	1,165,000	1,200,043
5.45%, 10/1/2010	3,025,000	3,167,175
5.50%, 10/1/2011	1,325,000	1,385,036
5.55%, 10/1/2012	3,060,000	3,190,907
5.75%, 10/1/2013	1,000,000	1,040,720
Pennsylvania Industrial Development Authority, EDR:		
6%, 7/1/2008 (Insured; AMBAC)	5,600,000	6,146,056
5.80%, 1/1/2009 (Insured; AMBAC)	5,000,000	5,505,150
5.50%, 7/1/2012 (Insured; AMBAC)	5,335,000	6,000,061
Pennsylvania State University 5%, 3/1/2009	3,000,000	3,229,590
Pennsylvania Turnpike Commission, Turnpike Revenue:		
5%, 6/1/2009 (Insured; FGIC)	3,275,000	3,537,328
5%, 6/1/2011 (Insured; FGIC)	3,000,000	3,285,210
5.50%, 12/1/2011 (Insured; FGIC)	2,510,000	2,832,686
5.50%, 12/1/2012 (Insured; FGIC)	2,000,000	2,268,440
5.50%, 6/1/2015	1,500,000	1,683,780
5%, 12/1/2029 (Insured; AMBAC)	5,000,000	5,245,700
Perkiomen Valley School District:		
5.25%, 3/1/2013 (Insured; FSA)	1,230,000	1,353,553
5.25%, 3/1/2014 (Insured; FSA)	1,290,000	1,419,581

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Philadelphia:		
5.25%, 3/15/2011 (Insured; FSA)	3,500,000	3,808,455
5.25%, 3/15/2012 (Insured; FSA)	235,000	255,711
5.25%, 3/15/2013 (Insured; FSA)	2,000,000	2,176,260
5.25%, 3/15/2014 (Insured; FSA)	1,000,000	1,088,130
Water and Wastewater Revenue:		
5.625%, 6/15/2009 (Insured; AMBAC)	5,000,000	5,515,050
5.25%, 12/15/2012 (Insured; AMBAC)	10,000,000	11,132,700
Philadelphia Authority for Industrial Development, Industrial and Commercial Revenue (Girard Estates Facilities Leasing Project) 5%, 5/15/2019	2,400,000	2,448,432
Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5.50%, 5/15/2008	1,000,000	1,067,960
Philadelphia Parking Authority, Parking Revenue:		
5.25%, 2/1/2013 (Insured; AMBAC)	1,935,000	2,102,571
5.25%, 2/1/2014 (Insured; AMBAC)	2,040,000	2,216,664
Airport 5.75%, 9/1/2009 (Insured; AMBAC)	2,255,000	2,500,412
Philadelphia School District:		
5%, 10/1/2008 (Insured; MBIA)	10,000,000	10,709,400
5.75%, 2/1/2011 (Insured; FSA)	4,000,000	4,517,640
5.75%, 2/1/2013 (Insured; FSA) (Prerefunded 2/1/2011)	3,000,000 [c]	3,407,220
5.25%, 4/1/2014 (Insured; MBIA)	2,500,000	2,699,500
5.50%, 2/1/2017 (Insured; FSA) (Prerefunded 2/1/2012)	1,770,000 [c]	2,000,843
5.50%, 2/1/2019 (Insured; FSA) (Prerefunded 2/1/2012)	1,310,000 [c]	1,480,850
Pittsburgh School District:		
5.50%, 9/1/2016 (Insured; FSA)	4,000,000	4,602,920
5.50%, 9/1/2018 (Insured; FSA)	1,000,000	1,158,210
Saint Mary Hospital Authority, Health System Revenue (Catholic Health East) 5%, 11/15/2021	1,000,000	1,030,590
Pennsylvania (continued)		
Scranton-Lackawanna Health and Welfare Authority, Revenue:		
(Community Medical Center Project):		
5.50%, 7/1/2010 (Insured; MBIA)	3,035,000	3,285,236
5.50%, 7/1/2011 (Insured; MBIA)	3,195,000	3,458,428
(University of Scranton Project):		
5.50%, 11/1/2006 (Insured; AMBAC)	2,295,000	2,405,160
5.50%, 11/1/2007 (Insured; AMBAC)	3,040,000	3,256,661
Southeastern Pennsylvania Transportation Authority, Special Revenue 5.90%, 3/1/2010 (Insured; FGIC) (Prerefunded 3/1/2005)	125,000 [c]	126,291
Springfield School District (Delaware County):		
4.75%, 3/15/2010 (Insured; FSA)	1,145,000	1,230,680
4.75%, 3/15/2011 (Insured; FSA)	780,000	841,573
4.75%, 3/15/2012 (Insured; FSA)	1,085,000	1,171,919
State Public School Building Authority, School Revenue:		
(Lease-Philadelphia School District Project) 5%, 6/1/2029 (Insured; FSA)	5,000,000	5,182,750
(Tuscarora School District Project) 5.25%, 4/1/2017 (Insured; FSA)	1,035,000	1,136,399
Susquehanna Area Regional Airport Authority, Airport System, Revenue:		
5.375%, 1/1/2018	6,000,000	6,159,720
5.50%, 1/1/2020 (Insured; AMBAC)	4,370,000	4,738,347
5%, 1/1/2033 (Insured; AMBAC)	2,400,000	2,476,008
Swarthmore Borough Authority, College Revenue:		
5.50%, 9/15/2011	17,500,000	19,655,825
5.25%, 9/15/2017	1,000,000	1,102,280

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
University Area Joint Authority, Sewer Revenue 5%, 11/1/2011 (Insured; MBIA)	1,430,000	1,568,310
Upper Darby School District 5%, 2/15/2010 (Insured; AMBAC)	1,100,000	1,194,039
Upper Merion Area School District 5%, 2/15/2019 (Insured; MBIA)	1,165,000	1,254,589
Upper Saint Clair Township School District 5.20%, 7/15/2027	7,000,000	7,277,410
Wallenpaupack Area School District 5.50%, 3/1/2008 (Insured, FGIC)	2,090,000	2,251,411
Warwick School District, Lancaster County 5.25%, 2/15/2011 (Insured; FGIC)	1,000,000	1,105,340
Wilson Area School District 5%, 2/15/2011 (Insured; FGIC)	1,910,000	2,085,529
Wilson School District:		
5.375%, 5/15/2015 (Insured; FSA)	1,785,000	1,981,636
5.375%, 5/15/2016 (Insured; FSA)	1,500,000	1,664,235
Wyoming Valley Sanitary Authority,Sewer Revenue 5%,11/15/2007 (Insured; MBIA)	1,960,000	2,076,071
York County 5%, 6/1/2017 (Insured; AMBAC)	1,100,000	1,184,667
York County Solid Waste and Refuse Authority, Solid Waste System Revenue 5.50%, 12/1/2014 (Insured; FGIC)	1,000,000	1,141,670
South Carolina—.3%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 5.875%, 12/1/2018	2,000,000	2,256,860
Texas—.3%		
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport Revenue, Improvement 5.50%, 11/1/2031 (Insured; FGIC)	2,000,000	2,111,120
Virginia—2.2%		
Industrial Development Authority of the County of Charles City, Solid Waste Disposal Facility Revenue (USA Waste of Virginia, Inc. Project) 4.875%, 2/1/2009	6,600,000	6,857,730
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	5,000,000	5,245,850
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates) 6%, 4/1/2033	2,300,000	2,404,213
U.S. Related—10.9%		
Commonwealth of Puerto Rico, Public Improvement:		
5.50%, 7/1/2014 (Insured; MBIA)	7,500,000	8,631,225
5.50%, 7/1/2018 (Insured; FGIC)	9,545,000	11,159,346
5%, 7/1/2027 (Prerefunded 7/1/2012)	5,000,000 [c]	5,531,100
Puerto Rico Electric Power Authority, Power Revenue:		
5.25%, 7/1/2014 (Insured; MBIA)	7,875,000	8,907,728
5.50%, 7/1/2017 (Insured; MBIA)	6,000,000	6,987,480
5.25%, 7/1/2029 (Insured; FSA)	5,000,000	5,393,450
Puerto Rico Highway and Transportation Authority:		
Highway Revenue:		
6.25%, 7/1/2008 Series Y (Insured; MBIA)	1,295,000	1,437,178
6.25%, 7/1/2008 Series Z (Insured; MBIA)	1,000,000	1,109,790
5.50%, 7/1/2013 (Insured; FSA)	1,500,000	1,698,405
5.50%, 7/1/2013 (Insured; MBIA)	4,000,000	4,529,080
Transportation Revenue 5.25%, 7/1/2010	4,000,000	4,368,720

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Municipal Finance Agency:		
5.50%, 8/1/2007	5,000,000	5,337,050
5.50%, 8/1/2009 (Insured; FSA)	7,090,000	7,835,301
Total Long-Term Municipal Investments (cost $635,997,868)		**669,450,204**

Short-Term Municipal Investments—1.5%

Short-Term Investments	Principal Amount ($)	Value ($)
Georgia—.3%		
Gainsville and Hall County Development Authority, Revenue, VRDN (Lanier Senior Living Facility) 1.84%, (LOC; Bank of America)	2,300,000 [d]	2,300,000
New Mexico—.1%		
Hurley, PCR, VRDN 1.77%, (LOC; Bank of America)	100,000 [d]	100,000

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
Rhode Island—.2%		
Rhode Island Health and Educational Building Corp., Educational Institution Revenue, VRDN (Moses Brown School Issue) 1.80%, (SBPA; Fleet National Bank)	1,500,000 [d]	1,500,000
Tennessee—.9%		
Clarksville Public Building Authority, Pooled Financing Revenue, VRDN (Tennessee Municipal Bond Fund) 1.80% (LOC; Bank of America)	5,800,000 [d]	5,800,000
Total Short-Term Municipal Investments (cost $9,700,000)		**9,700,000**
Total Investments (cost $645,697,868)	**101.5%**	**679,150,204**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(10,229,181)**
Net Assets	**100.0%**	**668,921,023**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue	**PCR**	Pollution Control Revenue
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
FSA	Financial Security Assurance	**SBPA**	Standby Bond Purchase Agreement
HR	Hospital Revenue	**SFMR**	Single Family Mortgage Revenue
LOC	Letter of Credit	**SWDR**	Solid Waste Development Revenue
LR	Lease Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	65.3
AA		Aa		AA	19.7
A		A		A	8.3
BBB		Baa		BBB	4.7
BB		Ba		BB	.6
F1		MIG1/P1		SP1/A1	1.4
					100.0

† *Based on total investments.*

[a] *Zero coupon until a specified date, at which time, the stated coupon rate becomes effective until maturity.*

[b] *Subject to interest rate change on November 1, 2011.*

[c] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 28, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2005 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	110	11,893,750	March 2005	203,125
U.S. Treasury Futures 10 Year Note	440	48,785,000	March 2005	538,547
U.S. Treasury Futures 30 Year Bond	400	44,937,500	June 2005	225,000
				966,672

See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund

Long-Term Municipal Investments—95.2%	Principal Amount ($)	Value ($)
Massachusetts—85.3%		
Auburn 5.125%, 6/1/2020 (Insured; AMBAC)	1,225,000	1,335,434
Bellingham 5.375%, 3/1/2014 (Insured; AMBAC)	1,685,000	1,886,223
Boston:		
4%, 1/1/2007	1,000,000	1,025,260
5.75%, 2/1/2010	2,000,000	2,245,740
Boston Water and Sewer Commission, Revenue:		
9.25%, 1/1/2011	100,000	129,085
5%, 11/1/2019	2,170,000	2,347,094
5%, 11/1/2023	3,920,000	4,181,464
Burlington:		
5.25%, 2/1/2012	200,000	223,372
5.25%, 2/1/2013	250,000	280,742
Cambridge, Municipal Purpose Loan:		
5%, 12/15/2011	510,000	564,968
4%, 1/1/2013	2,135,000	2,224,691
4%, 1/1/2014	2,555,000	2,646,418
4%, 1/1/2015	2,900,000	2,986,797
Cohasset:		
5%, 6/15/2022	895,000	957,766
5%, 6/15/2023	895,000	954,204
Easton 6%, 9/15/2006	105,000	107,004
Everett:		
6.125%, 12/15/2014 (Insured; MBIA) (Prerefunded 12/15/2009)	1,000,000 [a]	1,147,760
5.375%, 12/15/2017 (Insured; FGIC)	1,250,000	1,411,362
Hingham, Municipal Purpose Loan 5.375%, 4/1/2017	1,645,000	1,824,420
Holden, Municipal Purpose Loan 6%, 3/1/2014 (Insured; FGIC)	1,000,000	1,140,240
Hopedale:		
4%, 11/15/2013 (Insured; AMBAC)	250,000	258,452
5%, 11/15/2019 (Insured; AMBAC)	650,000	708,753
Lynn 5.25%, 2/15/2008 (Insured; MBIA)	1,500,000	1,606,905
Lynnfield, Municipal Purpose Loan:		
5%, 7/1/2020	505,000	544,218
5%, 7/1/2021	525,000	564,076
5%, 7/1/2022	585,000	626,664
5%, 7/1/2023	585,000	624,318
Marblehead:		
5%, 8/15/2018	1,440,000	1,563,739
5%, 8/15/2022	1,750,000	1,876,035
Massachusetts (continued)		
Mashpee 5.625%, 11/15/2015 (Insured; FGIC) (Prerefunded 11/15/2010)	500,000 [a]	569,390
Massachusetts:		
6.50%, 8/1/2008	600,000	671,880
5.75%, 8/1/2009 (Insured; AMBAC)	2,050,000	2,278,514
Zero Coupon, 12/1/2012 (Insured; XLCA)	1,770,000	1,925,371
Consolidated Loan:		
5.75%, 6/1/2013 (Prerefunded 6/1/2010)	5,000,000 [a]	5,606,650
5.25%, 10/1/2021 (Prerefunded 10/1/2013)	2,500,000 [a]	2,787,750
5%, 8/1/2027 (Insured; MBIA) (Prerefunded 8/1/2012)	420,000 [a]	459,661
5%, 8/1/2027 (Insured; MBIA)	1,580,000	1,641,983
5.25%, 11/1/2030 (Prerefunded 11/1/2012)	2,000,000 [a]	2,224,860
Federal Highway:		
5.50%, 12/15/2009	5,000,000	5,516,550
5.75%, 6/15/2010	2,000,000	2,242,340
5.75%, 6/15/2012	2,500,000	2,824,725
(Grant Anticipation Notes) 5.125%, 6/15/2015 (Insured; MBIA)	1,500,000	1,624,395
Special Obligation Revenue:		
5.375%, 6/1/2011	6,350,000	7,072,122
5.50%, 6/1/2013	1,000,000	1,134,020
Massachusetts Bay Transportation Authority:		
Assessment Revenue:		
5.75%, 7/1/2011 (Prerefunded 7/1/2010)	1,835,000 [a]	2,074,045
5.75%, 7/1/2011	165,000	185,199
5.25%, 7/1/2017 (Prerefunded 7/1/2014)	1,045,000 [a]	1,182,041
5.25%, 7/1/2020 (Prerefunded 7/1/2014)	1,000,000 [a]	1,129,440
General Transportation System:		
5.50%, 3/1/2009 (Insured; FGIC)	2,000,000	2,190,600
5.25%, 3/1/2015 (Insured; FGIC)	1,000,000	1,119,600
Sales Tax Revenue:		
5.50%, 7/1/2016	2,500,000	2,877,300
5.25%, 7/1/2021	2,000,000	2,265,460

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Development Finance Agency, Revenue:		
(College of Pharmacy and Allied Health):		
5%, 7/1/2024	1,000,000	1,045,980
5%, 7/1/2027	1,000,000	1,040,920
5%, 7/1/2035	2,000,000	2,063,460
(Combined Jewish Philanthropies) 5.25%, 2/1/2022	1,000,000	1,086,960
Education (Belmont Hill School) 5%, 9/1/2015	500,000	532,770
Higher Education (Smith College) 5.75%, 7/1/2029 (Prerefunded 7/1/2010)	1,000,000 [a]	1,137,710
(Massachusetts College of Pharmacy):		
6%, 7/1/2008	310,000	334,121
6.30%, 7/1/2010 (Prerefunded 1/1/2010)	350,000 [a]	404,274
6.40%, 7/1/2011 (Prerefunded 1/1/2010)	370,000 [a]	429,030
6.50%, 7/1/2012 (Prerefunded 1/1/2010)	395,000 [a]	459,784
6.375%, 7/1/2023	1,000,000	1,113,870
(Milton Academy) 5%, 9/1/2019	1,000,000	1,077,340
Resource Recovery (Waste Management, Inc) 6.90%, 12/1/2009	1,000,000	1,120,170
Solid Waste Disposal (Waste Management, Inc) 5.45%, 6/1/2014	1,000,000	1,069,810
(Suffolk University) 5.85%, 7/1/2029	1,000,000	1,032,300
Massachusetts Education Loan Authority Education Loan Revenue 6.20%, 7/1/2013 (Insured; AMBAC)	325,000	325,266
Massachusetts Educational Financing Authority Education Loan Revenue 4.70%, 1/1/2010 (Insured; AMBAC)	715,000	721,492
Massachusetts Health and Educational Facilities Authority, Revenue:		
(Boston College) 5.125%, 6/1/2037	2,000,000	2,082,480
(Dartmouth-Hitchcock) 5.125%, 8/1/2022 (Insured; FSA)	2,000,000	2,147,360
Massachusetts (continued)		
Massachusetts Health and Educational Facilities Authority, Revenue (continued):		
(Harvard University) 5%, 7/15/2022	1,500,000	1,595,370
(Jordan Hospital):		
5%, 10/1/2010	500,000	501,500
6.875%, 10/1/2015	900,000	900,261
(Northeastern University) 5.50%, 10/1/2009 (Insured; MBIA)	420,000	464,050
(Partners Healthcare Systems):		
5.25%, 7/1/2013	1,595,000	1,703,524
5%, 7/1/2016	1,045,000	1,119,979
5.125%, 7/1/2019	1,000,000	1,047,900
(Springfield College Radianassurance) 4%, 10/15/2008	1,255,000	1,291,596
(Tufts University):		
5.5%, 8/15/2014	1,000,000	1,141,750
5.50%, 2/15/2036	1,000,000	1,095,530
(Wellesley College) 5%, 7/1/2024	1,000,000	1,053,590
(Winchester Hospital) 6.75%, 7/1/2030 (Prerefunded 7/1/2010)	1,600,000 [a]	1,858,256
Massachusetts Housing Finance Agency:		
Housing:		
5%, 12/1/2026	1,165,000	1,169,625
5.125%, 12/1/2034	200,000	200,642
5.30%, 12/1/2047	250,000	250,705
SFHR 6%, 6/1/2014 (Insured; MBIA)	370,000	370,348
Massachusetts Industrial Finance Agency, Revenue:		
(Babson College) 5.75%, 10/1/2007 (Insured; MBIA)	555,000	596,864
(Concord Academy):		
5.45%, 9/1/2017	500,000	529,585
5.50%, 9/1/2027	1,250,000	1,310,362
(College of The Holy Cross) 5.50%, 3/1/2007 (Insured; MBIA)	1,145,000	1,202,090
Electric Utility (Nantucket Electric Co.) 6.75%, 7/1/2006 (Insured; AMBAC)	1,400,000	1,475,768
(St. John's School, Inc.) 5.70%, 6/1/2018	1,000,000	1,047,230

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Industrial Finance Agency, Revenue (continued):		
(The Tabor Academy)		
5.40%, 12/1/2028	500,000	516,750
(Tufts University):		
5.50%, 2/15/2007 (Insured; MBIA)	750,000	790,710
5.50%, 2/15/2008 (Insured; MBIA)	1,595,000	1,717,592
5.50%, 2/15/2011 (Insured; MBIA)	500,000	559,965
(Wentworth Institute of Technology)		
5.55%, 10/1/2013	500,000	532,780
(Worcester Polytechnic)		
5.35%, 9/1/2006	850,000	885,317
Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue:		
(Nuclear Project 5) 5%, 7/1/2011 (MBIA)	120,000	130,758
(Nuclear Project 4) 5.25%, 7/1/2012 (MBIA)	2,000,000	2,214,540
Massachusetts Port Authority, Revenue:		
5.75%, 7/1/2011	3,500,000	3,938,935
5%, 7/1/2012 (Insured; MBIA)	1,020,000	1,118,603
6%, 7/1/2013	2,500,000	2,762,425
5.50%, 7/1/2014 (Insured; FSA)	1,265,000	1,372,904
Massachusetts Turnpike Authority, Turnpike Revenue		
5%, 1/1/2020 (Insured; MBIA)	3,440,000	3,783,106
Massachusetts Water Pollution Abatement Trust:		
(Pool Loan Program):		
5.25%, 2/1/2009	500,000	543,110
5.625%, 8/1/2013 (Prerefunded 8/1/2010)	975,000 [a]	1,105,553
5.625%, 8/1/2013	25,000	28,151
5.25%, 2/1/2014 (Prerefunded 8/1/2011)	335,000 [a]	373,046
5.25%, 2/1/2014	965,000	1,064,366
5.50%, 8/1/2014 (Prerefunded 8/1/2009)	1,055,000 [a]	1,176,241
5.50%, 8/1/2014	30,000	33,250
5.625%, 2/1/2015 (Prerefunded 2/1/2007)	2,000,000 [a]	2,133,740
5.25%, 8/1/2017	1,500,000	1,665,255
Massachusetts (continued)		
Massachusetts Water Pollution Abatement Trust:		
(Pool Loan Program) (continued):		
5%, 8/1/2018 (Prerefunded 8/1/2012)	3,910,000 [a]	4,319,533
5%, 8/1/2018	75,000	80,672
5%, 8/1/2032	2,000,000	2,072,040
Water Pollution Abatement Revenue:		
(New Bedford Loan Program) 5.25%, 2/1/2012	500,000	554,520
(South Essex Sewer District Loan Program) 6.375%, 2/1/2015	195,000	197,582
Massachusetts Water Resource Authority:		
5.30%, 11/1/2010 (Insured; FGIC)	1,000,000	1,053,830
5.50%, Series B, 8/1/2011 (Insured; FSA)	1,100,000	1,236,136
5.50%, Series D, 8/1/2011 (Insured; FSA)	1,000,000	1,123,760
6%, 8/1/2014 (Insured; MBIA)	1,000,000	1,183,500
5.25%, 8/1/2018 (Insured; FSA)	500,000	567,485
Mendon Upton Regional School District 6%, 6/1/2007 (Insured; FGIC)	600,000	644,232
Northampton 5.125%, 10/15/2016 (Insured; MBIA)	1,985,000	2,215,161
Northbridge 5.25%, 2/15/2017 (Insured; AMBAC)	1,000,000	1,104,520
Pittsfield Massachusetts:		
5%, 4/15/2012 (Insured; MBIA)	1,000,000	1,099,190
5.50%, 4/15/2014 (Insured; MBIA)	500,000	565,525
Randolph:		
5%, 9/1/2017 (Insured; AMBAC)	1,045,000	1,147,640
5%, 9/1/2024 (Insured; AMBAC)	490,000	524,104
Quabbin Regional School District 6%, 6/15/2008 (Insured; AMBAC)	780,000	858,827
Sandwich 5.75%, 8/15/2013 (Insured; MBIA)	1,050,000	1,189,513
Somerville 6%, 2/15/2007 (Insured; FSA)	775,000	825,352

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Southeastern University Building Authority, Project Revenue 5.90%, 5/1/2010 (Insured; AMBAC) (Prerefunded 5/1/2005)	500,000 [a]	513,280
Springfield 5.50%, 8/1/2014 (Insured; FGIC)	1,500,000	1,699,710
University of Massachusetts Building Authority, Project Revenue 5.50%, 11/1/2014 (Insured; AMBAC)	1,000,000	1,114,490
Uxbridge, Municipal Purpose Loan 6.125%, 11/15/2007 (Insured; MBIA)	525,000	572,303
Westfield 6.50%, 5/1/2017 5/1/2017 (Insured; FGIC) (Prerefunded 5/1/2010)	735,000 [a]	860,707
Worchester:		
5.625%, 8/15/2015 (Insured; FGIC)	1,000,000	1,130,950
Municipal Purpose Loan:		
6.25%, 7/1/2010 (Insured; MBIA)	755,000	867,805
5.25%, 11/1/2010 (Insured; MBIA) (Prerefunded 11/1/2008)	1,000,000 [a]	1,094,530
U.S. Related—9.9%		
Guam Economic Development Authority:		
0/5.15%, 5/15/2011	250,000 [b]	224,730
0/5.20%, 5/15/2012	300,000 [b]	268,701
0/5.20%, 5/15/2013	1,175,000 [b]	1,041,790
5.40%, 5/15/2031	485,000	473,986
Puerto Rico Commonwealth:		
6.25%, 7/1/2011 (Insured; MBIA)	1,050,000	1,228,826
6%, 7/1/2013	2,500,000	2,723,775
5%, 7/1/2018	5,000,000	5,290,200
Public Improvement:		
5.50%, 7/1/2014 (Insured; MBIA)	500,000	575,415
5.50%, 7/1/2015 (Insured; FSA)	1,350,000	1,559,048
Puerto Rico Commonwealth Highway and Transportation Authority:		
Highway Revenue 6.25%, 7/1/2009 (Insured; MBIA)	1,000,000	1,133,290
U.S. Related (continued)		
Puerto Rico Commonwealth Highway and Transportation Authority (continued):		
Transportation Revenue:		
5.25%, 7/1/2015 (Insured; FGIC)	1,905,000	2,123,846
5.25%, 7/1/2018 (Insured; FGIC)	2,500,000	2,764,475
Puerto Rico Electric Power Authority, Power Revenue:		
6.50%, 7/1/2006 (Insured; MBIA)	1,000,000	1,052,890
5%, 7/1/2009	500,000	536,400
Puerto Rico Public Buildings Authority, Revenue (Guaranteed Government Facilities) 4%, 7/1/2007 (Insured; MBIA)	1,050,000	1,084,808
Total Long-Term Municipal Investments (cost $203,546,972)		**211,694,896**

Short-Term Municipal Investments—3.7%

	Principal Amount ($)	Value ($)
Massachusetts, VRDN (Central Artery):		
Series A 1.82%	500,000 [c]	500,000
Series B 1.82%	4,700,000 [c]	4,700,000
Massachusetts Heatlth and Educational Facilities Authority, Revenue, VRDN (Capital Asset Program):		
Series B 1.72% (Insured; MBIA)	200,000 [c]	200,000
Series C 1.72% (Insured; MBIA)	700,000 [c]	700,000
1.83% (LOC; Bank One International Corp.)	1,400,000 [c]	1,400,000
Massachusetts Water Resources Authority, VRDN 1.80% (LOC; Landesbank Baden-Wurttemberg)	700,000 [c]	700,000
Total Short-Term Municipal Investments (cost $8,200,000)		**8,200,000**
Total Investment (cost $211,746,972)	**98.9%**	**219,894,896**
Cash and Receivables (Net)	**1.1%**	**2,446,876**
Net Assets	**100.0%**	**222,341,772**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**SFHR**	Single Family Housing Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes
LOC	Letter of Credit	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	57.7
AA		Aa		AA	28.4
A		A		A	3.9
BBB		Baa		BBB	6.3
F1		MIG1 / P1		SP1, A1	3.7
					100.0

† *Based on total investments.*
[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*
[b] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 28, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 2/28/2005 ($)
Financial Futures Sold Short				
U.S. Treasury Future 5 year Note	30	3,243,750	March 2005	55,398
U.S. Treasury Future 10 year Note	60	6,652,500	March 2005	37,875
U.S. Treasury Future 10 year Note	60	6,652,500	March 2005	109,001
U.S. Treasury Future 30 year Bond	100	11,234,375	June 2005	56,250
				258,524

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Assets ($):				
Investments in securities— See Statement of Investments†	730,820,028	201,047,479	679,150,204	219,894,896
Cash on Initial Margin—Note 5	994,500	–	994,500	258,500
Interest receivable	7,938,300	2,421,350	8,014,553	2,030,922
Receivable for investment securites sold	–	2,576,783	–	–
Receivable for futures variation margin—Note 5	637,500	–	637,500	165,625
Receivable for shares of Beneficial Interest subscribed	184,380	220,000	203,380	295,000
Prepaid expenses	26,840	12,682	21,273	12,774
	740,601,548	**206,278,294**	**689,021,410**	**222,657,717**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 4(c)	209,402	58,165	259,147	55,400
Due to Administrator—Note 4(a)	74,291	21,274	69,903	23,107
Cash overdraft due to Custodian	1,097,729	281,244	1,667,386	167,670
Payable for investment securities purchased	24,270,140	2,071,144	18,059,675	–
Payable for shares of Beneficial Interest redeemed	200,159	221,860	4,500	45,500
Accrued expenses and other liabilities	43,579	38,012	39,776	24,268
	25,895,300	**2,691,699**	**20,100,387**	**315,945**
Net Assets ($)	**714,706,248**	**203,586,595**	**668,921,023**	**222,341,772**
Composition of Net Assets ($):				
Paid-in capital	676,231,919	203,739,799	631,493,774	213,489,454
Accumulated undistributed investment income—net	252,005	1,021	162,165	6,590
Accumulated net realized gain (loss) on investments	4,349,869	(269,810)	2,846,076	439,280
Accumulated net unrealized appreciation (depreciation) (including $966,672, $966,672 and $258,524 net unrealized appreciation on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively)	33,872,455	115,585	34,419,008	8,406,448
Net Assets ($)	**714,706,248**	**203,586,595**	**668,921,023**	**222,341,772**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	680,861,144	203,437,598	665,911,730	211,297,269
Shares Outstanding	51,418,674	16,067,187	51,438,037	16,574,609
Net Asset Value Per Share ($)	**13.24**	**12.66**	**12.95**	**12.75**
Investor Shares				
Net Assets ($)	28,504,236	148,997	3,009,293	10,815,500
Shares Outstanding	2,155,099	11,783	232,514	848,516
Net Asset Value Per Share ($)	**13.23**	**12.65**	**12.94**	**12.75**
Dreyfus Premier Shares				
Net Assets ($)	5,340,868	–	–	229,003
Shares Outstanding	403,715	–	–	17,924
Net Asset Value Per Share ($)	**13.23**	**–**	**–**	**12.78**
† **Investments at cost ($)**	**697,914,245**	**200,931,894**	**645,697,868**	**211,746,972**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Investment Income ($):				
Interest Income	**15,122,446**	**3,010,783**	**14,970,334**	**4,404,503**
Expenses:				
Investment advisory fee—Note 4(a)	1,213,663	376,125	1,677,370	371,251
Administration fee—Note 4(a)	470,645	145,871	455,346	143,962
Shareholder servicing costs—Note 4(c)	44,988	297	3,971	15,663
Custodian fees—Note 4(c)	26,848	9,827	25,410	7,410
Registration fees	24,194	12,831	13,932	17,264
Auditing fees	17,869	11,877	15,992	14,939
Trustees' fees and expenses—Note 4(d)	14,168	4,705	13,513	4,614
Distribution fees—Note 4(b)	13,613	–	–	1,010
Prospectus and shareholders' reports	9,745	–	–	–
Legal fees	6,954	2,442	8,129	–
Miscellaneous	32,495	12,187	22,606	14,552
Total Expenses	**1,875,182**	**576,162**	**2,236,269**	**590,665**
Less—reduction in investment advisory fee due to undertaking—Note 4(a)	–	–	–	(44,588)
Less—reduction in custody fees due to earnings credits—Note 2(b)	–	–	(735)	–
Net Expenses	**1,875,182**	**576,162**	**2,235,534**	**546,077**
Investment Income—Net	**13,247,264**	**2,434,621**	**12,734,800**	**3,858,426**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):				
Net realized gain (loss) on investments	4,783,005	(267,898)	3,091,492	1,017,347
Net realized gain (loss) on financial futures	(1,744,001)	–	(1,993,297)	(509,632)
Net Realized Gain (Loss)	**3,039,004**	**(267,898)**	**1,098,195**	**507,715**
Net unrealized (depreciation) on investments (including $2,475,266, $2,776,985 and $711,102 appreciation on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively)	(5,487,484)	(2,153,157)	(6,293,610)	(1,514,199)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,448,480)**	**(2,421,055)**	**(5,195,415)**	**(1,006,484)**
Net Increase in Net Assets Resulting from Operations	**10,798,784**	**13,566**	**7,539,385**	**2,851,942**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):				
Investment income—net	13,247,264	25,732,162	2,434,621	5,102,377
Net realized gain (loss) on investments	3,039,004	6,932,040	(267,898)	132,115
Net unrealized appreciation (depreciation) on investments	(5,487,484)	7,949,583	(2,153,157)	(1,163,845)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,798,784**	**40,613,785**	**13,566**	**4,070,647**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(12,609,823)	(24,381,081)	(2,432,111)	(5,123,165)
Investor Shares	(524,359)	(1,140,332)	(1,489)	(2,209)
Dreyfus Premier Shares	(83,996)	(214,978)	–	–
Net realized gain on investments:				
Class M Shares	(2,952,454)	(1,938,957)	(33,941)	–
Investor Shares	(130,078)	(101,785)	(25)	–
Dreyfus Premier Shares	(24,499)	(22,614)	–	–
Total Dividends	**(16,325,209)**	**(27,799,747)**	**(2,467,566)**	**(5,125,374)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	70,625,769	92,725,243	37,103,200	107,345,169
Investor Shares	473,031	1,795,226	62,881	189,212
Dreyfus Premier Shares	35,290	93,493	–	–
Dividends reinvested:				
Class M Shares	2,317,466	2,709,006	239,058	476,987
Investor Shares	426,478	789,805	1,138	2,102
Dreyfus Premier Shares	58,537	115,490	–	–
Cost of shares redeemed:				
Class M Shares	(33,614,060)	(86,237,556)	(53,052,839)	(95,741,349)
Investor Shares	(2,334,159)	(7,739,754)	(7,315)	(130,394)
Dreyfus Premier Shares	(656,837)	(2,251,287)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**37,331,515**	**1,999,666**	**(15,653,877)**	**12,141,727**
Total Increase (Decrease) In Net Assets	**31,805,090**	**14,813,704**	**(18,107,877)**	**11,087,000**
Net Assets ($):				
Beginning of Period	682,901,158	668,087,454	221,694,472	210,607,472
End of Period	**714,706,248**	**682,901,158**	**203,586,595**	**221,694,472**
Undistributed investment income—net	252,005	–	1,021	–

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:				
Class M Shares				
Shares sold	5,298,207	6,985,297	2,910,378	8,362,321
Shares issued for dividends reinvested	174,124	203,894	18,784	37,189
Shares redeemed	(2,521,017)	(6,501,591)	(4,167,007)	(7,474,588)
Net Increase (Decrease) in Shares Outstanding	**2,951,314**	**687,600**	**(1,237,845)**	**924,922**
Investor Shares[a]				
Shares sold	35,547	135,711	4,919	14,726
Shares issued for dividends reinvested	32,072	59,490	90	164
Shares redeemed	(175,389)	(583,659)	(575)	(10,145)
Net Increase (Decrease) in Shares Outstanding	**(107,770)**	**(388,458)**	**4,434**	**4,745**
Dreyfus Premier Shares[a]				
Shares sold	2,665	6,920	–	–
Shares issued for dividends reinvested	4,402	8,697	–	–
Shares redeemed	(49,241)	(170,369)	–	–
Net Increase (Decrease) in Shares Outstanding	**(42,174)**	**(154,752)**	**–**	**–**

[a] During the period ended February 28, 2005, 16,222 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $215,955 were automatically converted to 16,222 Investor shares and during the year ended August 31, 2004, 65,825 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $868,322 were automatically converted to 65,833 Investor shares.

See notes to financial statements.

	Mellon Pennsylvania Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income—net	12,734,800	27,375,623
Net realized gain (loss) on investments	1,098,195	8,628,398
Net unrealized appreciation (depreciation) on investments	(6,293,610)	2,964,408
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,539,385**	**38,968,429**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(12,665,901)	(27,371,553)
Investor Shares	(52,282)	(107,403)
Net realized gain on investments:		
Class M Shares	(4,276,843)	(1,786,516)
Investor Shares	(19,443)	(8,199)
Total Dividends	**(17,014,469)**	**(29,273,671)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	30,354,130	44,955,224
Investor Shares	444,481	426,469
Dividends reinvested:		
Class M Shares	2,478,827	1,156,977
Investor Shares	13,535	24,195
Cost of shares redeemed:		
Class M Shares	(38,784,066)	(115,052,210)
Investor Shares	(147,461)	(700,100)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,640,554)**	**(69,189,445)**
Total Increase (Decrease) In Net Assets	**(15,115,638)**	**(59,494,687)**
Net Assets ($):		
Beginning of Period	684,036,661	743,531,348
End of Period	**668,921,023**	**684,036,661**
Undistributed investment income—net	162,165	–
Capital Share Transactions:		
Class M Shares		
Shares sold	2,322,719	3,434,644
Shares issued for dividends reinvested	190,366	88,092
Shares redeemed	(2,966,298)	(8,799,386)
Net Increase (Decrease) in Shares Outstanding	**(453,213)**	**(5,276,650)**
Investor Shares		
Shares sold	33,933	32,810
Shares issued for dividends reinvested	1,038	1,845
Shares redeemed	(11,309)	(53,183)
Net Increase (Decrease) in Shares Outstanding	**23,662**	**(18,528)**

See notes to financial statements.

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income—net	3,858,426	7,288,002
Net realized gain (loss) on investments	507,715	1,467,739
Net unrealized appreciation (depreciation) on investments	(1,514,199)	1,828,686
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,851,942**	**10,584,427**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(3,657,968)	(6,855,459)
Investor Shares	(193,714)	(434,236)
Dreyfus Premier Shares	(6,054)	(27,069)
Total Dividends	**(3,857,736)**	**(7,316,764)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	32,715,286	43,023,674
Investor Shares	177,185	475,539
Dreyfus Premier Shares	447	–
Dividends reinvested:		
Class M Shares	821,399	1,562,472
Investor Shares	104,641	238,712
Dreyfus Premier Shares	2,166	7,098
Cost of shares redeemed:		
Class M Shares	(18,425,183)	(23,788,847)
Investor Shares	(1,114,764)	(2,204,270)
Dreyfus Premier Shares	(426,227)	(307,248)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**13,854,950**	**19,007,130**
Total Increase (Decrease) in Net Assets	**12,849,156**	**22,274,793**
Net Assets ($):		
Beginning of Period	209,492,616	187,217,823
End of Period	**222,341,772**	**209,492,616**
Undistributed investment income—net	6,590	–

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class M Shares[a]		
Shares sold	2,555,168	3,374,954
Shares issued for dividends reinvested	64,226	122,397
Shares redeemed	(1,440,233)	(1,871,173)
Net Increase (Decrease) in Shares Outstanding	**1,179,161**	**1,626,178**
Investor Shares[a]		
Shares sold	13,834	37,334
Shares issued for dividends reinvested	8,183	18,690
Shares redeemed	(87,172)	(172,545)
Net Increase (Decrease) in Shares Outstanding	**(65,155)**	**(116,521)**
Dreyfus Premier Shares		
Shares sold	35	–
Shares issued for dividends reinvested	169	555
Shares redeemed	(33,316)	(24,198)
Net Increase (Decrease) in Shares Outstanding	**(33,112)**	**(23,643)**

[a] *During the period ended February 28, 2005, 4,790 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $61,460 were automatically converted to 4,801 Investor shares and during the period ended August 31, 2004, 552 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $6,996 were automatically converted to 553 Investor shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares				
	Six Months Ended				
Mellon National Intermediate	February 28, 2005	Year Ended August 31,			
Municipal Bond Fund	(Unaudited)	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	13.34	13.09	13.25	13.24	12.50
Investment Operations:					
Investment income—net	.25[d]	.51[d]	.50[d]	.52[d]	.51
Net realized and unrealized gain (loss) on investments	(.04)	.29	(.14)	.14	.74
Total from Investment Operations	.21	.80	.36	.66	1.25
Distributions:					
Dividends from investment income—net	(.25)	(.51)	(.50)	(.52)	(.51)
Dividends from net realized gain on investments	(.06)	(.04)	(.02)	(.13)	(.00)[e]
Total Distributions	(.31)	(.55)	(.52)	(.65)	(.51)
Net asset value, end of period	13.24	13.34	13.09	13.25	13.24
Total Return (%)	1.61[f]	6.22	2.77	5.16	10.21[f]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.52[g]	.52	.53	.53	.53[g]
Ratio of net expenses to average net assets	.52[g]	.52	.52	.52	.52[g]
Ratio of net investment income to average net assets	3.84[g]	3.84	3.77	4.04	4.33[g]
Portfolio Turnover Rate	18.97[f]	53.26	50.68	60.12	47.78[f]
Net Assets, end of period ($ x 1,000)	680,861	646,793	625,558	555,158	477,595

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.04% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

See notes to financial statements.

	Investor Shares				
	Six Months Ended				
Mellon National Intermediate	February 28, 2005	Year Ended August 31,			
Municipal Bond Fund	(Unaudited)	2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	13.33	13.08	13.24	13.23	12.91
Investment Operations:					
Investment income—net	.24[c]	.48[c]	.50[c]	.50[c]	.07
Net realized and unrealized gain (loss) on investments	(.04)	.29	(.18)	.13	.32
Total from Investment Operations	.20	.77	.32	.63	.39
Distributions:					
Dividends from investment income—net	(.24)	(.48)	(.46)	(.49)	(.07)
Dividends from net realized gain on investments	(.06)	(.04)	(.02)	(.13)	–
Total Distributions	(.30)	(.52)	(.48)	(.62)	(.07)
Net asset value, end of period	13.23	13.33	13.08	13.24	13.23
Total Return (%)	1.48[d]	6.04	2.36	4.98	3.05[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77[e]	.77	.79	.84	.85[e]
Ratio of net expenses to average net assets	.77[e]	.77	.77	.77	.77[e]
Ratio of net investment income to average net assets	3.59[e]	3.60	3.52	3.74	3.91[e]
Portfolio Turnover Rate	18.97[d]	53.26	50.68	60.12	47.78[d]
Net Assets, end of period ($ x 1,000)	28,504	30,164	34,673	909	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.73% to 3.74% for Class M shares and Investor shares, respectively. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Mellon National Intermediate Municipal Bond Fund	Dreyfus Premier Shares		
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	13.33	13.08	13.37
Investment Operations:			
Investment income—net[b]	.20	.41	.36
Net realized and unrealized gain (loss) on investments	(.04)	.29	(.28)
Total from Investment Operations	.16	.70	.08
Distributions:			
Dividends from investment income—net	(.20)	(.41)	(.35)
Dividends from net realized gain on investments	(.06)	(.04)	(.02)
Total Distributions	(.26)	(.45)	(.37)
Net asset value, end of period	13.23	13.33	13.08
Total Return (%)	1.23[c]	5.43	.58[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.27[d]	1.27	1.29[d]
Ratio of net expenses to average net assets	1.27[d]	1.27	1.27[d]
Ratio of net investment income to average net assets	3.09[d]	3.09	3.03[d]
Portfolio Turnover Rate	18.97[c]	53.26	50.68[c]
Net Assets, end of period ($ x 1,000)	5,341	5,945	7,856

[a] *From close of business on October 11, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund	Class M Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	12.81	12.86	12.91	12.90	12.50
Investment Operations:					
Investment income—net	.14[d]	.29[d]	.34[d]	.46[d]	.48
Net realized and unrealized gain (loss) on investments	(.15)	(.05)	(.03)	.10	.40
Total from Investment Operations	(.01)	.24	.31	.56	.88
Distributions:					
Dividends from investment income—net	(.14)	(.29)	(.35)	(.46)	(.48)
Dividends from net realized gain on investments	–	–	(.01)	(.09)	–
Total Distributions	(.14)	(.29)	(.36)	(.55)	(.48)
Net asset value, end of period	12.66	12.81	12.86	12.91	12.90
Total Return (%)	(.04)[e]	2.00	2.35	4.43	7.15[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.54[f]	.53	.55	.57	.58[f]
Ratio of net expenses to average net assets	.54[f]	.53	.52	.52	.52[f]
Ratio of net investment income to average net assets	2.27[f]	2.28	2.66	3.56	4.11[f]
Portfolio Turnover Rate	13.96[e]	28.12	22.15	50.86	44.18[e]
Net Assets, end of period ($ x 1,000)	203,438	221,600	210,574	138,670	119,026

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund	Investor Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	12.79	12.84	12.91	12.90	12.78
Investment Operations:					
Investment income—net	.13[c]	.29[c]	.29[c]	.42[c]	.07
Net realized and unrealized gain (loss) on investments	(.14)	(.07)	(.04)	.10	.12
Total from Investment Operations	(.01)	.22	.25	.52	.19
Distributions:					
Dividends from investment income—net	(.13)	(.27)	(.31)	(.42)	(.07)
Dividends from net realized gain on investments	–	–	(.01)	(.09)	–
Total Distributions	(.13)	(.27)	(.32)	(.51)	(.07)
Net asset value, end of period	12.65	12.79	12.84	12.91	12.90
Total Return (%)	(.09)[d]	1.72	2.01	4.16	1.48[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80[e]	.79	.81	.72	.96[e]
Ratio of net expenses to average net assets	.80[e]	.79	.76	.67	.77[e]
Ratio of net investment income to average net assets	2.00[e]	2.08	2.44	4.15	3.76[e]
Portfolio Turnover Rate	13.96[d]	28.12	22.15	50.86	44.18[d]
Net Assets, end of period ($ x 1,000)	149	94	33	1	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Class M Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	13.13	12.95	13.15	13.16	12.50
Investment Operations:					
Investment income—net	.25[d]	.50[d]	.51[d]	.53[d]	.50
Net realized and unrealized gain (loss) on investments	(.10)	.21	(.20)	.11	.66
Total from Investment Operations	.15	.71	.31	.64	1.16
Distributions:					
Dividends from investment income—net	(.25)	(.50)	(.51)	(.53)	(.50)
Dividends from net realized gain on investments	(.08)	(.03)	–	(.12)	(.00)[e]
Total Distributions	(.33)	(.53)	(.51)	(.65)	(.50)
Net asset value, end of period	12.95	13.13	12.95	13.15	13.16
Total Return (%)	1.15[f]	5.60	2.35	5.03	9.50[f]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.66[g]	.66	.67	.68	.68[g]
Ratio of net expenses to average net assets	.66[g]	.66	.67	.67	.67[g]
Ratio of net investment income to average net assets	3.80[g]	3.82	3.88	4.09	4.25[g]
Portfolio Turnover Rate	9.48[f]	18.87	17.58	34.50	39.32[f]
Net Assets, end of period ($ x 1,000)	665,912	681,295	740,587	837,441	879,711

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.08% to 4.09% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Investor Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	13.13	12.95	13.14	13.16	12.90
Investment Operations:					
Investment income—net	.23[c]	.47[c]	.48[c]	.54[c]	.07
Net realized and unrealized gain (loss) on investments	(.11)	.21	(.20)	.06	.26
Total from Investment Operations	.12	.68	.28	.60	.33
Distributions:					
Dividends from investment income—net	(.23)	(.47)	(.47)	(.50)	(.07)
Dividends from net realized gain on investments	(.08)	(.03)	–	(.12)	–
Total Distributions	(.31)	(.50)	(.47)	(.62)	(.07)
Net asset value, end of period	12.94	13.13	12.95	13.14	13.16
Total Return (%)	.94[d]	5.41	2.09	4.69	2.58[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91[e]	.92	.93	.94	1.14[e]
Ratio of net expenses to average net assets	.91[e]	.92	.92	.92	.92[e]
Ratio of net investment income to average net assets	3.54[e]	3.56	3.59	3.84	3.86[e]
Portfolio Turnover Rate	9.48[d]	18.87	17.58	34.50	39.32[d]
Net Assets, end of period ($ x 1,000)	3,009	2,741	2,944	963	230

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.83% to 3.84% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Investor shares, Class M shares and Dreyfus Premier shares represents the financial highlights of the Class A shares, Class R shares and Class B shares, respectively, of the fund's predecessor, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the Premier Massachusetts Fund) before the fund commenced operations as of the close of business on September 6, 2002, and represents the performance of the fund's Investor shares, Class M shares and Dreyfus Premier shares thereafter. Before the fund commenced operations, substantially all of the assets of the Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. Total return for the periods before the fund commenced operations shows how much an investment in the Premier Massachusetts Fund's Class A shares, Class R shares and Class B shares would have increased (or decreased) during those periods, assuming all dividends and distributions were reinvested. Total return for the period since the fund commenced operations also reflects how much an investment in the fund's Investor shares, Class M shares and Dreyfus Premier shares would have increased (or decreased), assuming all dividends and distributions were reinvested.

	Class M Shares						
Mellon Massachusetts Intermediate Municipal Bond Fund	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Year Ended August 31, 2003[a]	Two Months Ended August 31, 2002[b]	Year Ended June 30, 2002[c]	Year Ended June 30, 2001	Year Ended June 30, 2000
Per Share Data ($):							
Net asset value, beginning of period	12.81	12.59	12.79	12.62	12.38	11.89	12.04
Investment Operations:							
Investment income—net	.23[d]	.48[d]	.50[d]	.09[d]	.52[d]	.55	.54
Net realized and unrealized gain (loss) on investments	(.06)	.22	(.21)	.17	.24	.49	(.15)
Total from Investment Operations	.17	.70	.29	.26	.76	1.04	.39
Distributions:							
Dividends from investment income—net	(.23)	(.48)	(.49)	(.09)	(.52)	(.55)	(.54)
Dividends from net realized gain on investments	–	–	–	–	–	–	–
Total Distributions	(.23)	(.48)	(.49)	(.09)	(.52)	(.55)	(.54)
Net asset value, end of period	12.75	12.81	12.59	12.79	12.62	12.38	11.89
Total Return (%)	1.35[e]	5.72	2.23	2.10[e]	6.19	8.90	3.37
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.54[f]	.55	.58	.50[f]	.50	.50	.50
Ratio of net expenses to average net assets	.50[f]	.50	.50	.50[f]	.50	.50	.50
Ratio of net investment income to average net assets	3.65[f]	3.74	3.93	3.94[f]	4.18	4.49	4.58
Portfolio Turnover Rate	17.41[e]	27.26	15.54	4.48[e]	11.45	14.88	31.89
Net Assets, end of period ($ x 1,000)	211,297	197,140	173,311	170,030	162,413	126,264	96,832

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*
[c] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*
[d] *Based on average shares outstanding at each month end.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund	Investor Shares						
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,		Two Months Ended August 31, 2002[a]	Year Ended June 30,		
		2004	2003		2002[b]	2001	2000
Per Share Data ($):							
Net asset value, beginning of period	12.80	12.59	12.79	12.61	12.38	11.89	12.03
Investment Operations:							
Investment income—net	.22[c]	.45[c]	.47[c]	.08[c]	.49[c]	.52	.51
Net realized and unrealized gain (loss) on investments	(.05)	.21	(.20)	.18	.23	.49	(.14)
Total from Investment Operations	.17	.66	.27	.26	.72	1.01	.37
Distributions:							
Dividends from investment income—net	(.22)	(.45)	(.47)	(.08)	(.49)	(.52)	(.51)
Dividends from net realized gain on investments	–	–	–	–	–	–	–
Total Distributions	(.22)	(.45)	(.47)	(.08)	(.49)	(.52)	(.51)
Net asset value, end of period	12.75	12.80	12.59	12.79	12.61	12.38	11.89
Total Return (%)	1.30[d]	5.38	1.97	2.06[d,e]	5.92[e]	8.63[e]	3.21[e]
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.79[f]	.80	.83	.75[f]	.75	.75	.75
Ratio of net expenses to average net assets	.75[f]	.75	.75	.75[f]	.75	.75	.75
Ratio of net investment income to average net assets	3.41[f]	3.50	3.68	3.69[f]	3.93	4.24	4.32
Portfolio Turnover Rate	17.41[d]	27.26	15.54	4.48[d]	11.45	14.88	31.89
Net Assets, end of period ($ x 1,000)	10,816	11,698	12,965	13,866	13,553	12,850	12,581

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[b] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.*

[f] *Annualized.*

See notes to financial statements.

	Dreyfus Premier Shares						
Mellon Massachusetts Intermediate Municipal Bond Fund	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003	Two Months Ended August 31, 2002[a]	Year Ended June 30, 2002[b]	2001	2000
Per Share Data ($):							
Net asset value, beginning of period	12.83	12.61	12.81	12.64	12.40	11.92	12.06
Investment Operations:							
Investment income—net	.19[c]	.38[c]	.40[c]	.07[c]	.43[c]	.46	.45
Net realized and unrealized gain (loss) on investments	(.05)	.22	(.20)	.17	.24	.48	(.14)
Total from Investment Operations	.14	.60	.20	.24	.67	.94	.31
Distributions:							
Dividends from investment income—net	(.19)	(.38)	(.40)	(.07)	(.43)	(.46)	(.45)
Dividends from net realized gain on investments	–	–	–	–	–	–	–
Total Distributions	(.19)	(.38)	(.40)	(.07)	(.43)	(.46)	(.45)
Net asset value, end of period	12.78	12.83	12.61	12.81	12.64	12.40	11.92
Total Return (%)	1.07[e]	4.85	1.55	1.98[d,e]	5.40[d]	8.00[d]	2.70[d]
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	1.29[f]	1.30	1.33	1.25[f]	1.25	1.25	1.25
Ratio of net expenses to average net assets	1.25[f]	1.25	1.25	1.25[f]	1.25	1.25	1.25
Ratio of net investment income to average net assets	3.00[f]	3.01	3.19	3.17[f]	3.41	3.74	3.80
Portfolio Turnover Rate	17.41[e]	27.26	15.54	4.48[e]	11.45	14.88	31.89
Net Assets, end of period ($ x 1,000)	229	655	941	1,484	1,251	862	738

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[b] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.40% to 3.41%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Exclusive of sales charge which was applicable to Class B shares of the Premier Massachusetts Fund.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following non-diversified municipal bond funds: Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund (each, a "fund" and collectively, the "funds"). Mellon National Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund seek to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Mellon Pennsylvania Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. Mellon Massachusetts Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a front-end sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund. Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in municipal securities (excluding options and financial futures on municipal, U.S. Treasury securities and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of each fund's securities) are valued by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits, if any, as expense offsets in the Statements of Operations.

(c) Concentration of risk: Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(d) Dividends to shareholders: The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 1 summarizes each relevant fund's unused capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004.

Table 1.

Expiring in fiscal†	2009 ($)	2010 ($)	2011 ($)	Total ($)
Mellon Massachusetts Intermediate Municipal Bond Fund	15,683	388,128	117,202	521,013

† *If not applied, the carryovers expire in the above year.*

Table 2 summarizes each relevant fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the funds did not borrow under the line of credit.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .35 of 1% of the Mellon National Intermediate Municipal Bond Fund, .35 of 1% of the Mellon National Short-Term Municipal Bond Fund, .50 of 1% of the Mellon Pennsylvania Intermediate Municipal Bond Fund and .35 of 1% of the Mellon Massachusetts Intermediate Municipal Bond Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15 of 1%
$6 billion up to $12 billion	.12 of 1%
In excess of $12 billion	.10 of 1%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon Bank has agreed, until September 30, 2007, with respect to Mellon Massachusetts Intermediate Municipal Bond Fund, to waive receipt of its fees and/or reimburse a portion of the fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses, in the aggregate, do not exceed an annual rate of .50 of 1% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, for Mellon Massachusetts Intermediate Bond Fund, amounted to $44,588 during the period ended February 28, 2005.

During the period ended February 28, 2005, the Distributor retained $8,360 from contingent deferred sales charges on redemptions of the Mellon National Intermediate Municipal Bond Fund's Dreyfus Premier shares, and $16,495 from contingent deferred sales charges on redemptions of the Mellon Massachusetts Intermediate Municipal Bond Fund's Dreyfus Premier shares.

Table 2.

	Tax-Exempt Income ($) 2004	Ordinary Income ($) 2004	Long-Term Capital Gains ($) 2004
Mellon National Intermediate Municipal Bond Fund	25,736,391	306,202	1,757,154
Mellon National Short-Term Municipal Bond Fund	5,125,374	–	–
Mellon Pennsylvania Intermediate Municipal Bond Fund	27,478,956	–	1,794,715
Mellon Massachusetts Intermediate Municipal Bond Fund	7,316,764	–	–

(b) Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. The funds each pay the Distributor a fee at an annual rate of .50 of 1% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 28, 2005, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, Dreyfus Premier shares were charged $13,613 and $1,010, respectively, pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to its Investor shares, and Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 3 summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 28, 2005, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations include fees paid to the transfer agent.

Table 3.

Mellon National Intermediate Municipal Bond Fund (Investor Shares)	$ 36,560
Mellon National Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	6,806
Mellon National Short-Term Municipal Bond Fund	186
Mellon Pennsylvania Intermediate Municipal Bond Fund	3,700
Mellon Massachusetts Intermediate Municipal Bond Fund (Investor Shares)	14,203
Mellon Massachusetts Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	505

The funds compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. Table 4 summarizes the amounts the funds were charged during the period ended February 28, 2005 pursuant to the custody agreement.

Table 4.

Mellon National Intermediate Municipal Bond Fund	$26,848
Mellon National Short-Term Municipal Bond Fund	9,827
Mellon Pennsylvania Intermediate Municipal Bond Fund	25,410
Mellon Massachusetts Intermediate Municipal Bond Fund	7,410

Table 5 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

Table 5.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Fees ($)	Custodian Fees ($)	Reimbursement($)
Mellon National Intermediate Municipal Bond Fund	192,291	2,064	6,557	8,490	–
Mellon National Short-Term Municipal Bond Fund	55,020	–	29	3,116	–
Mellon Pennsylvania Intermediate Municipal Bond Fund	258,566	–	581	–	–
Mellon Massachusetts Intermediate Municipal Bond Fund	59,807	2,145	89	2,547	9,188

(d) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. Prior to September 14, 2004, the attendance fee payable to each trustee was $3,000 for each in-person meeting attended.

NOTE 5—Securities Transactions:

Table 6 summarizes each fund's aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended February 28, 2005.

The funds may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The funds are exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the funds to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the funds recognize a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at February 28, 2005 are set forth in the Statement of Financial Futures.

Table 7 summarizes accumulated net unrealized appreciation on investments for each fund at February 28, 2005.

NOTE 6—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-

Table 6.

	Purchases ($)	Sales ($)
Mellon National Intermediate Municipal Bond Fund	163,318,357	128,321,549
Mellon National Short-Term Municipal Bond Fund	28,859,652	45,740,070
Mellon Pennsylvania Intermediate Municipal Bond Fund	69,929,238	63,017,507
Mellon Massachusetts Intermediate Municipal Bond Fund	42,952,425	35,925,028

Table 7.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon National Intermediate Municipal Bond Fund	34,577,929	1,672,146	32,905,783
Mellon National Short-Term Municipal Bond Fund	917,773	802,188	115,585
Mellon Pennsylvania Intermediate Municipal Bond Fund	33,974,770	522,434	33,452,336
Mellon Massachusetts Intermediate Municipal Bond Fund	8,553,311	405,387	8,147,924

law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. None of the trustees of the Trust, nor the funds, were named in the actions. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon Money Market Fund
Mellon National Municipal Money Market Fund

SEMIANNUAL REPORT February 28, 2005


Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

This semiannual report for The Mellon Funds covers the period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

The reporting period was generally a good one for the financial markets. After languishing for much of 2004, stocks rallied late in the year. Once uncertainty over the presidential election was resolved, investors became more confident in the economic recovery. International stocks generally produced higher returns than U.S. stocks, due in part to the weakening U.S. dollar. Despite rising short-term interest rates, longer-term bonds also generally gained value as inflation remained contained, business conditions improved for corporate issuers and demand for U.S. Treasury securities was strong from overseas investors. The bond market's performance over the reporting period defied conventional wisdom, which holds that bonds should lose value when interest rates rise.

We believe that the stock market's fourth-quarter rally and the bond market's unexpected strength amid rising interest rates provide good examples of why investors should resist the temptation to invest based on current market performance. Instead, we believe that most investors should remain broadly diversified across markets, asset classes and individual securities. Over the long run, a broadly diversified portfolio can help investors participate in any market gains while providing a measure of protection from shorter-term market volatility.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Mellon Money Market Fund perform during the period?

For the six-month period ended February 28, 2005, the fund produced annualized yields of 1.77% for its Class M shares and 1.52% for its Investor shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 1.78% and 1.53% for its Class M shares and Investor shares, respectively.[1]

We attribute these results to rising short-term interest rates as the Federal Reserve Board (the "Fed") continued to move gradually away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including U.S. government securities; certificates of deposit, time deposits, bankers' acceptances and other short-term domestic or foreign bank obligations; repurchase agreements; asset-backed securities; high-grade commercial paper and other short-term corporate obligations; and taxable municipal obligations. Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

The U.S. economy continued to recover during the reporting period, with gross domestic product expanding at an estimated 3.8% annualized rate during the fourth quarter of 2004. The economy's recent strength was fueled, in part, by robust exports as the weak U.S. dollar made U.S. goods more affordable to overseas businesses and consumers. Despite these factors as well as rising energy prices and a falling unemployment rate, inflation appeared to remain low through the end of the reporting period, supporting prices of longer-term fixed-income securities.

The Fed continued to raise short-term interest rates in the growing economy, implementing increases of 25 basis points in the overnight federal funds rate at each meeting of the Federal Open Market Committee during the reporting period. By the end of February 2005, the federal funds rate stood at 2.5%, up from a low of 1% in June 2004, and most economists expect more increases in the months ahead. Indeed, the Fed has been unusually candid regarding its intention to raise interest rates gradually toward a "neutral" position, and market volatility has remained relatively muted across the entire maturity range of money market instruments.

We generally maintained a defensive posture in the rising interest-rate environment, including setting the fund's weighted average maturity in a range we consider slightly shorter than industry averages. This strategy was designed to enhance liquidity and keep cash available for higher-yielding securities as they became available. In an effort to balance this relatively conservative position with opportunities to capture incrementally higher levels of current income from longer-dated securities, we have focused primarily on money market instruments in the one- to three-months range. At times, we also have taken advantage of technical market influences to purchase money market instruments in the six-months to one-year maturity range at prices we considered attractive.

The fund's composition during the reporting period generally reflected our conservative positioning of the fund's weighted average maturity. For example, we reduced the fund's holdings of longer-term commercial paper in favor of greater exposure to bank certificates of deposit and floating-rate securities on which yields are reset daily or weekly. We also increased the fund's positions in shorter-term U.S. government agency securities, which recently have offered what we believe are relatively attractive yields.

What is the fund's current strategy?

Although the economy continues to appear strong overall, we are aware of headwinds that threaten to limit the pace of economic growth. For example, oil and gas prices have edged closer to record highs after moderating earlier in the reporting period, and we have seen signs that U.S. consumer spending may be moderating. Nonetheless, we believe that U.S. monetary policy remains stimulative to the economy at current levels, and the Fed is likely to continue raising short-term interest rates until a more neutral posture is achieved.

As the economy continued to gain strength during the opening months of 2005, yield differences between short-term and longer-term money market securities widened. Accordingly, we began to extend the fund's weighted average maturity gradually toward a neutral position by increasing the fund's holdings of longer-term securities. By doing so, we have attempted to capture the higher yields offered by longer-dated money market instruments without locking in those rates for a full year. In our view, these are prudent strategies while the economic recovery continues and the Fed moves toward a less accommodative monetary policy.

March 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Mellon National Municipal Money Market Fund perform during the period?

For the six-month period ended February 28, 2005, the fund produced annualized yields of 1.31% for its Class M shares and 1.06% for its Investor shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 1.32% and 1.07% for its Class M shares and Investor shares, respectively. [1]

We attribute these results to rising short-term interest rates as the Federal Reserve Board (the "Fed") continued to move gradually away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. To pursue its goal, the fund invests at least 80% of its assets in short-term municipal obligations that provide income exempt from federal income tax. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund may invest up to 20% of its total assets in taxable money market securities, such as U.S. government obligations, bank and corporate obligations and commercial paper.

What other factors influenced the fund's performance?

The U.S. economy continued to recover during the reporting period, with gross domestic product expanding at an estimated 3.8% annualized rate during the fourth quarter of 2004. The economy's recent strength was fueled, in part, by robust exports as the weak U.S. dollar made U.S. goods more affordable to overseas businesses and consumers. Despite these factors as well as rising energy prices and a falling unemployment rate, inflation appeared to remain low through the end of the reporting period, supporting prices of longer-term fixed-income securities.

The Fed continued to raise short-term interest rates in the growing economy, implementing increases of 25 basis points in the overnight federal funds rate at each meeting of the Federal Open Market Committee during the reporting period. By the end of February 2005, the federal funds rate stood at 2.5%, up from a low of 1% in June 2004, and most economists expect more increases in the months ahead. Indeed, the Fed has been unusually candid regarding its intention to raise interest rates gradually toward a "neutral" position.

The recovering economy has benefited the fiscal condition of many states and municipalities, alleviating some of the budget pressures affecting government issuers. As a result, they generally have had less need to borrow to finance budget deficits, and the supply of newly-issued money market securities declined compared to the same period one year earlier. Yet, investor demand has remained robust, moderating the rise in rates on tax-exempt money market yields and contributing to a moderate degree of market volatility.

We maintained a relatively defensive posture in the rising interest-rate environment, setting the fund's weighted average maturity in a range we consider slightly shorter than industry averages. This strategy was designed to keep cash available for higher-yielding securities as they became available. In an effort to balance this relatively conservative position with opportunities to capture incrementally higher levels of current income from longer-dated securities, we have focused primarily on tax-exempt money market instruments in the one- to three-months range. At times, we also have taken advantage of technical market influences to purchase longer-dated money market instruments at prices we considered attractive.

The fund's composition during the reporting period generally reflected our maturity-management strategy. For example, we reduced the fund's holdings of variable-rate demand notes on which yields are reset daily or weekly in favor of longer-term commercial paper. This strategy also was designed to avoid the full brunt of heightened volatility among very short-term securities caused by changes in the balance between supply and demand.

What is the fund's current strategy?

Although the economy appears to remain strong overall, we are aware of headwinds that threaten to limit the pace of economic growth. For example, as of the reporting period's end, oil and gas prices have edged closer to record highs after moderating earlier, and we have seen signs that U.S. consumer spending may be moderating. Nonetheless, we believe that U.S. monetary policy remains stimulative to the economy at current levels, and the Fed is likely to continue raising short-term interest rates until a more neutral posture is achieved.

As the economy gained strength during the opening months of 2005, yield differences between short-term and longer-term tax-exempt money market securities widened beyond historical norms. Accordingly, we recently began to increase the fund's holdings of longer-term securities. By doing so, we have attempted to capture the higher yields offered by longer-dated money market instruments without locking in those rates for a full year. In our view, these are prudent strategies while the economic recovery continues and the Fed moves toward a less accommodative monetary policy.

March 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of the funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from September 1, 2004 to February 28, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.54	$ 2.84
Ending value (after expenses)	$1,008.80	$1,007.60
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.59	$ 2.83
Ending value (after expenses)	$1,006.50	$1,005.30

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.56	$ 2.86
Ending value (after expenses)	$1,023.26	$1,021.97
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.61	$ 2.86
Ending value (after expenses)	$1,023.21	$1,021.97

† *Expenses are equal to the Mellon Money Market Fund annualized expense ratio of .31% for Class M and .57% for Investor Class and Mellon National Municipal Money Market Fund, .32% for Class M and .57% for Investor Class, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Money Market Fund

Bond Anticipation Notes—2.3%	Principal Amount ($)	Value ($)
Camden County Improvement Authority 2.65%, 8/4/2005	4,000,000	4,000,000
State of Maine 3.50%, 6/23/2005	9,750,000	9,776,381
Total Bond Antcipation Notes (cost $13,776,381)		**13,776,381**

Negotiable Bank Certificates of Deposit—17.7%	Principal Amount ($)	Value ($)
Dexia Credit Locale (Domestic) 2.78%, 5/20/2005	25,000,000	25,000,552
HSBC Bank USA (Domestic) 2.84%, 7/26/2005	22,500,000	22,500,000
State Street Bank & Trust Co. (Domestic) 2.04%, 3/23/2005	12,000,000	12,000,000
Toronto Dominion Bank (Yankee) 2.50%, 4/4/2005	22,000,000	22,000,207
Wells Fargo Bank N.A. (Domestic) 2.59%, 4/4/2005	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit (cost $106,500,759)		**106,500,759**

Commercial Paper—49.7%	Principal Amount ($)	Value ($)
AIG Funding Inc., Discount Notes 2.57%–2.73% 4/6/2005–5/18/2005	25,000,000	24,902,300
American Express Credit Corp. Discount Notes 2.50%, 3/3/2005	24,000,000	23,996,667
Barclays US Funding Corp., Discount Notes 2.59%, 4/11/2005	22,500,000	22,433,631
Bellsouth Corp., Discount Notes 2.49%, 3/7/2005	19,400,000 [a]	19,391,949
General Electric Capital Corp. Discount Notes 2.63%, 4/18/2005	24,000,000	23,915,840
ING America Insurance Holdings Discount Notes 2.42%, 3/22/2005	22,000,000	21,968,943
KFW International Finance Inc. Discount Notes 2.36%, 3/8/2005	22,400,000 [a]	22,389,721
Kredietbank N.A. Finance Corp. Discount Notes 2.62%, 4/4/2005	25,000,000	24,938,139
Oakland—Alameda County Coliseum Authority 1.65%–2.65% 4/1/2005–4/5/2005	23,900,000	23,900,000
Royal Bank of Scotland PLC Discount Notes 2.50%, 3/18/2005	25,000,000	24,970,486
Salvation Army 2.57%–2.62% 3/18/2005–3/22/2005	19,880,000	19,880,000
Societe Generale N.A. Discount Notes 2.50%, 3/2/2005	24,000,000	23,998,333
State Street Bank & Trust Co. Discount Notes 2.52%, 3/18/2005	10,000,000	9,988,100
Transmission Authority of Northern California 2.58%, 3/1/2005	4,325,000	4,325,000
University of Michigan 2.42%, 3/11/2005	7,935,000	7,935,000
Total Commercial Paper (cost $298,934,109)		**298,934,109**

Mandatory Demand Notes—1.1%	Principal Amount ($)	Value ($)
Grand Prairie Texas Sports Facility Development Corp. Inc. 2.53%, 9/15/2005 (cost $6,535,000)	6,535,000	**6,535,000**

Revenue Notes—1.3%	Principal Amount ($)	Value ($)
New York State Thruway Authority 2.02%, 3/15/2005 (cost $8,000,176)	8,000,000	**8,000,176**

Mellon Money Market Fund (continued)

U.S. Government Agencies—7.0%	Principal Amount ($)	Value ($)
Federal Home Loan Mortgage Corporation, Notes 2.51%, 3/1/2005	38,000,000	38,000,000
Federal National Mortgage Association, Notes 1.81%, 5/27/2005	4,000,000	4,000,000
Total U.S. Government Agencies (cost $42,000,000)		**42,000,000**

Variable Rate Demand Notes—21.6%	Principal Amount ($)	Value ($)
Bochasanwasi Shree Akshar Purushottam Swaminaryan Sanstha 2.75%, 3/7/2005	6,100,000 [b]	6,100,000
Cuyahoga County 2.62%, 3/8/2005	8,600,000 [b]	8,600,000
Eskaton Lodge Granite 2.65%, 3/1/2005	7,000,000 [b]	7,000,000
General Secretariate OAS 2.59%, 3/7/2005	4,370,000 [b]	4,370,000
Loanstar Assets Pantners 2.55%, 3/8/2005	25,000,000 [a,b]	25,000,000
Mullenix—St. Charles Properties LP 2.67%, 3/7/2005	7,000,000 [b]	7,000,000
New Jersey Economic Development Authority 2.57%, 4/1/2005	5,600,000 [b]	5,600,000
New York State Dormitory Authority 2.57%, 3/8/2005	10,000,000 [b]	10,000,000
New York State Housing Finance Agency 2.57%, 3/8/2005	8,500,000 [b]	8,500,000
Pitney Road Partners 2.72%, 3/7/2005	5,335,000 [b]	5,335,000
Rochester New York Institute of Technology 2.75%, 3/8/2005	4,300,000 [b]	4,300,000
Sacramento County 2.56%, 3/8/2005	15,800,000 [b]	15,800,000
Tulsa Oklahoma Airport Improvement Trust 2.62%, 3/8/2005	17,150,000 [b]	17,150,000
Washington State Housing Finance Commission 2.57%-2.67%, 3/1/2005	5,635,000 [b]	5,635,000
Total Variable Rate Demand Notes (cost $130,390,000)		**130,390,000**

Total Investments (cost $606,136,425)	**100.7%**	**606,136,425**
Liabilities, Less Cash and Receivables	**(.7%)**	**(4,118,334)**
Net Assets	**100.0%**	**602,018,091**

[a] *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed liquid by the fund's trustees. At February 28, 2005, these securities amounted to $66,781,670 or 11.1% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)
Banking	35.4
Finance	11.7
Insurance	7.8
U.S. Government Agencies	7.0
Industrial Revenue	5.2
Lease Revenue	4.0
Other	29.6
	100.7

† *Based on net assets.*

See notes to financial statements.

Mellon National Municipal Money Market Fund

Tax Exempt Investments—100.2%	Principal Amount ($)	Value ($)
Alabama—6.3%		
Alabama Special Care Facilities Financing Authority, HR VRDN 1.77% (Insured; FGIC and Liquidity Facility; FGIC)	4,500,000 [a]	4,500,000
Birmingham-Carraway Special Care Facilities Financing Authority, Health Care Facilities Revenue, VRDN (Carraway Methodist Hospitals) 1.90% (LOC; Amsouth Bank)	15,100,000 [a]	15,100,000
Daphne-Villa Mercy Special Care Facilities Financing Authority Health Care Facilities Revenue VRDN (Mercy Medical Project) 1.86% (LOC; Amsouth Bank)	4,200,000 [a]	4,200,000
Port City Medical Clinic Board Health Care Facilities Revenue VRDN (Infirmary Health Systems) 1.88% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	10,000,000 [a]	10,000,000
Arizona—2.9%		
Maricopa County Industrial Development Authority, MFHR VRDN (Gran Victoria Housing Project) 1.87% (Insured; FNMA)	4,000,000 [a]	4,000,000
City of Phoenix Civic Improvement Corporation, Revenue, CP 1.87%, 3/24/2005 (Liquidity Facility; Dexa Credit Locale)	11,400,000	11,400,000
Arkansas—.8%		
Arkansas Development Finance Authority, Revenue, VRDN Higher Education Capital Asset Program 1.85% (Insured; FGIC and Liquidity Facility; Citibank)	4,500,000 [a]	4,500,000
California—3.9%		
State of California, GO Notes, VRDN (Kindergarten University) 1.78% (LOC; Citibank N.A., National Australia Bank and State Street Bank and Trust Co.)	2,500,000 [a]	2,500,000
California Pollution Control Financing Authority, PCR, Refunding, VRDN (Pacific Gas and Electric Corp.) 1.80% (LOC; Bank One)	7,800,000 [a]	7,800,000
California (continued)		
Los Angeles Community Redevelopment Agency, COP VRDN (Baldwin Hills Public Park) 1.84% (LOC; Wells Fargo Bank)	7,000,000 [a]	7,000,000
San Diego Housing Authority, MFHR Refunding, VRDN (Paseo) 1.83% (LOC; FHLMC)	3,500,000 [a]	3,500,000
Colorado—4.9%		
Castlewood Ranch Metropolitan District, GO Notes 2.30% 12/1/2005 (LOC; U.S. Bank NA)	6,050,000	6,050,000
Colorado Health Facilities Authority Health Care Facilities Revenue VRDN (Exempla Inc.) 1.81% (LOC; U.S. Bank NA)	9,755,000 [a]	9,755,000
Dove Valley Metropolitan District GO Notes 1.95%, 11/1/2005 (LOC; BNP Paribas)	3,590,000	3,590,000
Pinery West Metropolitan District Number 2, GO Notes 1.95% 11/1/2005 (LOC; U.S. Bank NA)	7,015,000	7,015,000
Connecticut—3.0%		
North Haven, GO Notes, BAN 2%, 4/27/2005	16,000,000	16,004,296
District of Columbia—1.6%		
District of Columbia, Revenue, CP (American Red Cross Project) 1.88%, 3/2/2005 (LOC; JPMorgan Chase Bank)	8,500,000	8,500,000
Florida—5.9%		
Broward County Housing Finance Authority, MFHR Refunding, VRDN (Waters Edge Project) 1.86% (Insured; FNMA)	6,740,000 [a]	6,740,000
Capital Projects Finance Authority, Health Care Facilities Revenue, VRDN (Glenridge on Palmer Ranch) 1.80% (LOC; Bank of Scotland)	2,000,000 [a]	2,000,000
Jacksonville Health Facility Authority, HR, VRDN, Refunding (Genesis Rehabilitation Hospital) 1.80% (LOC; Bank of America)	5,825,000 [a]	5,825,000

Mellon National Municipal Money Market Fund

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
Sunshine State Governmental Financing Commission, Revenue VRDN 1.87% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	8,000,000 [a]	8,000,000
University of South Florida Foundation, Inc., COP, VRDN 1.83% (LOC; Wachovia Bank)	9,000,000 [a]	9,000,000
Georgia—6.3%		
Burke County Development Authority, PCR, VRDN (Oglethorpe Power Corp.) 1.90% (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	10,995,000 [a]	10,995,000
Clayton County Housing Authority MFHR, Refunding, VRDN (Chateau Forest Apartments) 1.95% (Insured; FSA and Liquidity Facility; Societe Generale)	6,530,000 [a]	6,530,000
Conyers-Rockdale-Big Haynes Impoundment Authority Revenue, VRDN 1.88% (Insured; FSA and Liquidity Facility; Wachovia Bank)	7,500,000 [a]	7,500,000
Gainesville & Hall County Development Authority, Health Care Facilities Revenue, VRDN (Lanier Village Estates) 1.84% (LOC; Bank of America)	3,700,000 [a]	3,700,000
Marietta Housing Authority MFHR, Refunding, VRDN (Summit) 1.87% (Insured; FNMA)	4,900,000 [a]	4,900,000
Hawaii—3.0%		
Honolulu City and County Revenue, CP 2%, 6/2/2005 (LOC; Helaba Bank)	16,000,000	16,000,000
Idaho—1.1%		
Idaho Health Facilities Authority Health Care Facilities Revenue VRDN, Aces-Pooled Financing Program 1.90% (LOC; U.S. Bank NA)	6,000,000 [a]	6,000,000
Illinois—16.8%		
City of Chicago, GO Notes:		
2.20%, 12/8/2005 (LOC; State Street Bank and Trust Co.)	11,500,000	11,500,000
2.30%, 12/8/2005 (LOC; Bank of America)	2,700,000	2,700,000
Chicago O' Hare International Airport, Airport and Marina Revenue, VRDN 1.81% (LOC; Societe Generale)	6,500,000 [a]	6,500,000
Illinois Development Finance Authority, VRDN:		
Health Care Facilities Revenue (Provena Health) 1.84% (Insured; MBIA and Liquidity Facility; JPMorgan Chase)	5,000,000 [a]	5,000,000
IDR (Institute of Gas Technology Project) 1.93% (LOC; Bank of Montreal)	2,600,000 [a]	2,600,000
MFHR, Refunding (Orleans-Illinois Project) 1.89% (Insured; FSA and Liquidity Facility; The Bank of New York)	12,000,000 [a]	12,000,000
Illinois Educational Facilities Authority, College and University Revenue, VRDN (Columbia College) 1.86% (LOC; Bank of Montreal)	9,705,000 [a]	9,705,000
Illinois Health Facilities Authority Revenues, VRDN:		
(Decatur Memorial Hospital Project) 1.86% (Insured; MBIA and Liquidity Facility; Northern Trust Co.)	5,400,000 [a]	5,400,000
(Ingalls Memorial Hospital) 1.88% (LOC; Northern Trust Co.)	14,800,000 [a]	14,800,000
Revolving Fund Pooled Program 1.86% (LOC; Bank One)	5,800,000 [a]	5,800,000
(Rush Presbyterian St. Luke's Medical Center) 1.88% (LOC; Northern Trust Co.)	3,000,000 [a]	3,000,000
(Swedish Covenant Hospital Project) 1.86% (Insured; AMBAC and Liquidity Facility; Fifth Third Bank)	5,100,000 [a]	5,100,000

Mellon National Municipal Money Market Fund

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Illinois (continued)		
Jackson-Union Counties Regional Port District, Port Facilities Revenue Refunding, VRDN (Enron Transportation Services) 1.86% (LOC; Wachovia Bank)	2,200,000 [a]	2,200,000
Regional Transportation Authority Sales Tax Revenue 5%, 6/1/2005 (Insured; FGIC)	4,125,000	4,162,474
Kentucky—2.3%		
Breckinridge County, Program Revenue, VRDN (Kentucky Association Counties Leasing Trust) 1.87% (LOC U.S. Bank NA)	5,900,000 [a]	5,900,000
Kentucky Economic Development Finance Authority, Hospital Facilities Revenue, VRDN (Baptist Healthcare System) 1.80% (Insured; MBIA and Liquidity Facility; National City Bank)	6,355,000 [a]	6,355,000
Louisiana—1.4%		
Parish of St. James, PCR, Refunding CP (Texaco Project) 2.03%, 3/17/2005	7,530,000	7,530,000
Maine—.9%		
Finance Authority of Maine Private Schools Revenue VRDN (Foxcroft Academy) 1.89% (LOC; Allied Irish Bank)	4,800,000 [a]	4,800,000
Maryland—1.1%		
Baltimore Industrial Development Authority, IDR, VRDN (Baltimore Capital Acquisition) 1.86% (LOC; Bayerische Landesbank)	2,500,000 [a]	2,500,000
Community Development Administration, MFHR, Refunding VRDN (Avalon Lea Apartments Project) 1.82% (Insured; FNMA)	3,400,000 [a]	3,400,000
Massachusetts—5.8%		
Massachusetts Health and Educational Facilities Authority, VRDN, Capital Asset Program:		
Health Care Facilities Revenue 1.83% (LOC; Bank of Scotland)	21,300,000 [a]	21,300,000
Revenue 1.83% (LOC; Bank of America)	10,050,000 [a]	10,050,000
Michigan—3.2%		
City of Detroit, Sewer Disposal Revenue 1.55%, 8/4/2005 (Insured; FGIC and Liquidity Facility; FGIC)	6,000,000	6,000,000
Michigan, Hospital Finance Authority, Health Care Facilities Revenue, VRDN, Hospital Equipment Loan Program 1.88% (LOC; National City Bank)	6,000,000 [a]	6,000,000
Michigan Municipal Bond Authority Revenue 3%, 8/19/2005	5,100,000	5,134,093
Nebraska—1.0%		
Lancaster County Hospital Authority, Health Care Facilities Revenue, VRDN (Immanuel Health System) 1.82% (LOC; ABN-AMRO)	5,600,000 [a]	5,600,000
New Hampshire—1.4%		
New Hampshire Business Finance Authority, RRR, Refunding, VRDN (Wheelabrator Concord) 1.86% (LOC; Wachovia Bank)	7,600,000 [a]	7,600,000
New Jersey—.4%		
New Jersey Sports and Exposition Authority, Recreational Revenue VRDN 1.83% (Insured; MBIA and Liquidity Facility; Credit Suisse)	2,000,000 [a]	2,000,000
New York—7.6%		
New York City, GO Notes, VRDN:		
1.77% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	6,400,000 [a]	6,400,000
1.77% (LOC; Bayerische Landesbank)	4,300,000 [a]	4,300,000
New York City Housing Development Corporation, MFMR, VRDN (63 Wall Street) 1.88% (LOC; HSBC Bank USA)	15,300,000 [a]	15,300,000
Long Island Power Authority Revenue, CP 1.95%, 3/10/2005 (LOC; JPMorgan Chase)	15,000,000	15,000,000
Oklahoma—.2%		
Tulsa County Industrial Authority Revenue, VRDN (Montercau) 1.81% (LOC; BNP Paribas)	900,000 [a]	900,000

Mellon National Municipal Money Market Fund

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania—2.5%		
Blair County Industrial Development Authority, Health Care Facilities Revenue, VRDN (Village of Pennsylvania State Project) 1.81% (LOC; BNP Paribas)	2,630,000 [a]	2,630,000
Lehigh County Industrial Development Authority, PCR, VRDN (Allegheny Electric Cooperative) 1.90% (LOC; Rabobank)	300,000 [a]	300,000
Luzerne County Convention Center Authority, Hotel Room Rent Tax Revenue, VRDN 1.86% (LOC; Wachovia Bank)	7,340,000 [a]	7,340,000
Philadelphia Hospitals and Higher Education Facilities Authority HR, VRDN (Temple University) 1.85% (LOC; PNC Bank)	3,400,000 [a]	3,400,000
Rhode Island—1.0%		
Rhode Island Convention Center Authority, Revenue, Refunding VRDN 1.85% (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	5,500,000 [a]	5,500,000
Tennessee—.5%		
Chattanooga Health, Educational and Housing Facility Board, Housing Revenue, VRDN (Chattanooga Housing Project) 1.86% (LOC; Wachovia Bank)	2,600,000 [a]	2,600,000
Texas—2.4%		
Grand Prairie Sports Facilities Development Corp., Inc., Sales Tax Revenue, Refunding 1.75% 9/15/2005 (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,000,000	3,000,000
State of Texas, Revenue, TRAN 3%, 8/31/2005	10,000,000	10,068,973
Washington—5.5%		
City of Seattle, Water System Revenue, VRDN 1.75% (LOC; Bayerische Landesbank)	10,800,000 [a]	10,800,000
Snohomish County Public Utility District Number 001, General System Revenue, Refunding VRDN 1.85% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	15,100,000 [a]	15,100,000
Washington Public Power Supply System, Electric Power and Light Revenue, Refunding, VRDN (Nuclear Project Number 1) 1.86% (LOC; Bank of America)	3,800,000 [a]	3,800,000
West Virginia—3.7%		
Marshall County, PCR, VRDN (Ohio Power Co. Project) 1.82% (LOC; Bank of Scotland)	20,200,000 [a]	20,200,000
Wisconsin—2.8%		
Middleton-Cross Plains Area School District, Revenue TRAN 3%, 8/24/2005	4,500,000	4,529,886
University Hospitals and Clinics Authority, Health Care Facilities Revenue, VRDN 1.86% (Insured; MBIA and Liquidity Facility; U.S. Bank NA)	2,500,000 [a]	2,500,000
Wisconsin Health and Educational Facilities Authority, Health Care Facilities Revenue, VRDN (University of Wisconsin Medical Foundation) 1.86% (LOC; ABN-AMRO)	8,000,000 [a]	8,000,000
Total Investments (cost $538,808,722)	**100.2%**	**538,909,722**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,149,615)**
Net Assets	**100.0%**	**537,760,107**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CP	Commercial Paper	**MFHR**	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**MFMR**	Multi-Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**PCR**	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**RRR**	Resources Recovery Revenue
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes
HR	Hospital Revenue		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	92.1
AAA, AA, A[b]		Aaa, Aaa, A[b]		AAA, AA, A[b]	4.1
Not Rated[c]		Not Rated[c]		Not Rated[c]	3.8
					100.0

† *Based on total investments.*
a *Securities payable on demand. Variable interest rate—subject to periodic change.*
b *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Advisor. to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Assets ($):		
Investments in securities—See Statement of Investments†	606,136,425	538,909,722
Interest receivable	966,740	1,327,889
Prepaid expenses	21,708	22,464
	607,124,873	**540,260,075**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 4(a)	71,291	71,665
Due to Administrator—Note 4(a)	55,907	55,782
Cash overdraft due to Custodian	4,950,666	609,758
Bank note payable—Note 3	–	1,730,000
Interest payable—Note 4	–	225
Accrued expenses	28,918	32,538
	5,106,782	**2,499,968**
Net Assets ($)	**602,018,091**	**537,760,107**
Composition of Net Assets ($):		
Paid-in capital	602,018,631	537,758,682
Accumulated net realized gain (loss) on investments	(540)	1,425
Net Assets ($)	**602,018,091**	**537,760,107**
Net Asset Value Per Share		
Class M Shares		
Net Assets ($)	601,726,234	537,759,096
Shares Outstanding	601,726,774	537,758,585
Net Asset Value Per Share ($)	**1.00**	**1.00**
Investor Shares		
Net Assets ($)	291,857	1,011
Shares Outstanding	291,857	1,011
Net Asset Value Per Share ($)	**1.00**	**1.00**
† **Investments at cost ($)**	**606,136,425**	**538,909,722**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 28, 2005 (Unaudited)

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Investment Income ($):		
Interest Income	**4,982,760**	**4,452,252**
Expenses:		
Investment advisory fee—Note 3(a)	357,459	409,069
Administration fee—Note 3(a)	323,426	370,138
Custodian fees—Note 4(b)	22,967	22,041
Registration fees	18,867	22,463
Trustees' fees and expenses—Note 4(c)	9,584	12,335
Professional fees	4,904	17,046
Prospectus and shareholders' reports	4,495	1,215
Interest expense—Note 3	–	9,793
Shareholder servicing costs—Note 4(b)	367	994
Miscellaneous	4,148	7,274
Total Expenses	**746,217**	**872,368**
Less—expense reduction in custody fees due to earnings credits—Note 2(b)	(1,462)	(658)
Net Expenses	**744,755**	**871,710**
Investment Income—Net	**4,238,005**	**3,580,542**
Realized and Unrealized Gain (Loss) on Investments—Note 2(b) ($):		
Net Realized Gain (Loss) on Investments	–	1,425
Net unrealized appreciation (depreciation) on investments	–	(786)
Net Realized and Unrealized Gain (Loss) on Investments	**–**	**639**
Net Increase in Net Assets Resulting from Operations	**4,238,005**	**3,581,181**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Money Market Fund		Mellon National Municipal Money Market Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):				
Investment income—net	4,238,005	3,402,144	3,580,542	2,763,190
Net realized gain (loss) on investments	–	(540)	1,425	–
Net unrealized appreciation (depreciation) on investments	–	–	(786)	786
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,238,005**	**3,401,604**	**3,581,181**	**2,763,976**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(4,236,182)	(3,401,824)	(3,576,710)	(2,763,184)
Investor Shares	(1,823)	(320)	(3,832)	(6)
Total Dividends	**(4,238,005)**	**(3,402,144)**	**(3,580,542)**	**(2,763,190)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Class M Shares	567,418,899	893,105,183	547,097,137	867,387,196
Investor Shares	99,755	309,407	–	–
Dividends reinvested:				
Class M Shares	9	8	143,740	7
Investor Shares	1,823	319	6	4
Cost of shares redeemed:				
Class M Shares	(437,415,309)	(810,361,313)	(498,408,514)	(643,530,026)
Investor Shares	(22,258)	(107,759)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**130,082,919**	**82,945,845**	**48,832,369**	**223,857,181**
Total Increase (Decrease) In Net Assets	**130,082,919**	**82,945,305**	**48,833,008**	**223,857,967**
Net Assets ($):				
Beginning of Period	471,935,172	388,989,867	488,927,099	265,069,132
End of Period	**602,018,091**	**471,935,172**	**537,760,107**	**488,927,099**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares		
	Six Months Ended February 28, 2005	Year Ended August 31,	
Mellon Money Market Fund	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.009	.008	.002
Distributions:			
Dividends from investment income—net	(.009)	(.008)	(.002)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.77[b]	.82	.76[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.31[b]	.33	.36[b]
Ratio of net expenses to average net assets	.31[b]	.33	.36[b]
Ratio of net investment income to average net assets	1.78[b]	.82	.78[b]
Net Assets, end of period ($ x 1,000)	601,726	471,723	388,979

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

Mellon Money Market Fund	Investor Shares Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.008	.006	.001
Distributions:			
Dividends from investment income—net	(.008)	(.006)	(.001)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.53[b]	.57	.52[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.57[b]	.64	.62[b]
Ratio of net expenses to average net assets	.57[b]	.64	.62[b]
Ratio of net investment income to average net assets	1.55[b]	.79	.48[b]
Net Assets, end of period ($ x 1,000)	292	213	11

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

	Class M Shares		
	Six Months Ended February 28, 2005	Year Ended August 31,	
Mellon National Municipal Money Market Fund	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.007	.007	.002
Distributions:			
Dividends from investment income—net	(.007)	(.007)	(.002)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.31[b]	.70	.64[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.32[b]	.33	.35[b]
Ratio of net expenses to average net assets	.32[b]	.33	.35[b]
Ratio of net investment income to average net assets	1.31[b]	.71	.62[b]
Net Assets, end of period ($ x 1,000)	537,759	488,926	265,068

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*

[b] *Annualized.*

See notes to financial statements.

Mellon National Municipal Money Market Fund	Investor Shares		
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.005	.005	.001
Distributions:			
Dividends from investment income—net	(.005)	(.005)	(.001)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.07[b]	.45	.36[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.58[b]	.60	.57[b]
Ratio of net expenses to average net assets	.57[b]	.60	.57[b]
Ratio of net investment income to average net assets	1.04[b]	.58	.48[b]
Net Assets, end of period ($ x 1,000)	1	1	1

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified money market funds: Mellon Money Market Fund and Mellon National Municipal Money Market Fund (each, a "fund" and collectively, the "funds"). Mellon Money Market Fund investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Mellon National Municipal Money Market Fund investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized gains or losses on investments are allocated to each Class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Trust's Board to represent the fair value of the fund's investments.

It is the funds' policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The funds have an arrangement with the custodian bank whereby the funds receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Repurchase agreements: The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the Mellon Money Market Fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. It is the policy of the Mellon National Municipal Money Market Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

The Mellon Money Market Fund has an unused capital loss carryover of $540 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004 was all ordinary income for the Mellon Money Market Fund and all tax exempt income for the Mellon National Municipal Money Market Fund. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Bank Line of Credit

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the Mellon Money Market Fund did not borrow under the line of credit.

The average daily amount of borrowings outstanding for Mellon National Municipal Money Market Fund during the period ended February 28, 2005 was approximately $778,400 with a related weighted average annualized interest rate of 2.54%.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .15 of 1% of the Mellon Money Market Fund and .15 of 1% of the Mellon National Municipal Money Market Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15 of 1%
$6 billion up to $12 billion	.12 of 1%
In excess of $12 billion	.10 of 1%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 1 summarizes the amounts Investor shares were charged during the period ended February 28, 2005, pursuant to the Shareholder Services Plan.

Table 1.

Mellon Money Market Fund	$293
Mellon National Municipal Money Market Fund	$923

The funds compensate Mellon Bank under a Custody Agreement for providing custodial services for the funds. Table 2 summarizes the amounts the funds were charged during the period ended February 28, 2005, pursuant to the custody agreements.

Table 2.

Mellon Money Market Fund	$22,967
Mellon National Municipal Money Market Fund	$22,041

Table 3 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

(c) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. Prior to September 14, 2004, the attendance fee payable to each trustee was $3,000 for each in-person meeting attended.

Table 3.

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custody Fees ($)
Mellon Money Market Fund	62,017	54	9,220
Mellon National Municipal Money Market Fund	64,004	–	7,661

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. None of the trustees of the Trust, nor the funds, were named in the actions. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon Bond Fund

Mellon Intermediate Bond Fund

Mellon Short-Term U.S. Government Securities Fund

SEMIANNUAL REPORT February 28, 2005


Mellon

Contents

The Funds

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

This semiannual report for The Mellon Funds covers the period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

The reporting period was generally a good one for the financial markets. After languishing for much of 2004, stocks rallied late in the year. Once uncertainty over the presidential election was resolved, investors became more confident in the economic recovery. International stocks generally produced higher returns than U.S. stocks, due in part to the weakening U.S. dollar. Despite rising short-term interest rates, longer-term bonds also generally gained value as inflation remained contained, business conditions improved for corporate issuers and demand for U.S. Treasury securities was strong from overseas investors. The bond market's performance over the reporting period defied conventional wisdom, which holds that bonds should lose value when interest rates rise.

We believe that the stock market's fourth-quarter rally and the bond market's unexpected strength amid rising interest rates provide good examples of why investors should resist the temptation to invest based on current market performance. Instead, we believe that most investors should remain broadly diversified across markets, asset classes and individual securities. Over the long run, a broadly diversified portfolio can help investors participate in any market gains while providing a measure of protection from shorter-term market volatility.

Thank you for your continued confidence and support.

Sincerely,

Lawrence P. Keblusek
President
Mellon Funds Trust
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Eric N. Gutterson, CFA, Portfolio Manager

How did Mellon Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares achieved a total return of 0.96%, and its Investor shares achieved a total return of 0.76%.[1] In comparison, the Lehman Brothers U.S. Aggregate Index, the fund's benchmark, achieved a total return of 1.26% for the same period.[2]

Despite rising short-term interest rates throughout the reporting period, longer-term bond prices fell only slightly as investors' inflation expectations remained benign and investor demand was strong. The fund produced lower returns than its benchmark, primarily due to an average duration — a measure of sensitivity to changing interest rates — that was shorter than the benchmark, preventing the fund from participating fully in the relative strength of longer-term securities.

What is the fund's investment approach?

Effective December 31, 2004, the fund changed the way it describes its investment objective, which is to seek total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. Treasury and government agency bonds, corporate bonds, mortgage-related securities and foreign corporate and government bonds. The fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration will not exceed eight years.

What other factors influenced the fund's performance?

The fund and bond market were influenced during the reporting period by changes in the Federal Reserve Board's (the "Fed") monetary policy, which included several increases in short-term interest rates. Historically, bonds across the full maturity range have tended to lose value when short-term rates rise. The reporting period proved to be an exception, with most intermediate-term bond prices changing little, and with shorter-term issues declining only modestly in value.

We attribute the market's unusual behavior partly to robust investor demand for U.S. Treasury securities, especially from central banks in Asia, which helped support bond prices. In addition, investors' expectations of future inflation remained surprisingly benign in the recovering U.S. economy. During past recoveries, investors typically have grown concerned that an acceleration of inflation might erode the value of future interest and principal payments, causing bond prices to fall. Despite rising commodity prices and stronger U.S. labor markets during the reporting period, the bond market appears to have not yet factored rising inflation expectations, if any, into bond prices.

Although the fund's relatively short average duration helped it avoid the full brunt of periodic market declines early in the reporting period, it limited the fund from participating fully in subsequent rallies. To achieve its average duration, we employed a "barbell" strategy for much of the reporting period in which longer-maturity bonds were balanced by securities with very short maturities. This strategy, however, detracted from the fund's performance when, despite yield differences between longer and shorter-term bonds narrowing as anticipated, intermediate-term bonds unexpectedly produced some of the bond market's stronger returns.

Strong security selections among corporate bonds, including above-average performance from holdings issued by companies in the cable television and media industries helped the fund's performance, as did longer-term zero-coupon corporate bonds and shorter-term fixed-rate mortgages. As a result of narrower yield differences between higher-quality and lower-quality bonds during the reporting period, we reduced the fund's exposure to lower-quality corporate bonds to a range that was roughly in line with that of the Index. Nonetheless more speculative corporate issues continued to produce higher returns than higher-rated bonds which hurt the fund's returns overall. Similarly, our emphasis on short-term U.S. government agency securities and higher-coupon mortgage-backed securities held back the fund's returns during the recent bond market rallies.

What is the fund's current strategy?

Because yield differences between shorter- and longer-term securities already have narrowed considerably, the risk is rising that longer-term yields may begin to rise more steeply as the Fed continues to tighten monetary policy. Accordingly, as of the end of the reporting period, we have continued to set the fund's average duration in a range that is shorter than that of the Index. However, we have begun shifting gradually away from a "barbell" strategy toward a more curve-neutral one. We have also recently increased the fund's exposure to mortgage-backed securities, which we believe still offer more attractive yields than comparable Treasuries. At the same time, we continue to employ a variety of risk management tools that help us monitor the fund's performance and risk exposures relative to its benchmark.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*



DISCUSSION OF FUND PERFORMANCE

Lawrence R. Dunn, CFA, Portfolio Manager

How did Mellon Intermediate Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares achieved a total return of –0.01%, and its Investor shares achieved a total return of –0.20%.[1] In comparison, the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index"), the fund's benchmark, achieved a 0.25% total return for the same period.[2]

Despite rising short-term interest rates throughout the reporting period, intermediate-term bond prices fell only slightly as investors' inflation expectations remained benign and investor demand was strong. The fund produced lower returns than its benchmark primarily due to an average duration — a measure of sensitivity to changing interest rates — that was shorter than industry averages, preventing the fund from participating fully in the relative strength of securities at the longer end of the intermediate-term range.

What is the fund's investment approach?

Effective December 31, 2004, the fund changed the way it describes its investment objective, which is to seek total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. government and agency bonds, corporate bonds, mortgage-related securities, foreign corporate and government bonds and municipal bonds. The fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will be between 2.5 and 5.5 years.

When managing the fund, we use a disciplined process to select securities and manage risk. We generally choose individual securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets. Our management process also includes computer modeling and scenario testing of possible changes in market conditions.

What other factors influenced the fund's performance?

The fund was influenced during the reporting period by changes in the Federal Reserve Board's (the "Fed") monetary policy, which included several increases in short-term interest rates. Historically, bonds across the full maturity range have tended to lose value when short-term rates rise. The reporting period proved to be an exception, with most longer-term bond prices changing little, and with shorter-term municipal bonds declining only modestly in value.

We attribute the market's unusual behavior partly to robust investor demand for U.S. Treasury securities, especially from central banks in Asia, which helped support bond prices. In addition, investors' expectations of future inflation remained surprisingly benign in the recovering U.S. economy. During past recoveries, investors typically have grown concerned that an acceleration of inflation might erode the value of future interest and principal payments, causing bond prices to fall. Despite rising commodity prices and stronger U.S. labor markets during the reporting period, the bond market appears to have not yet factored rising inflation expectations, if any, into bond prices.

Although the fund's relatively short average duration helped it avoid the full brunt of periodic market declines early in the reporting period, it somewhat prevented the fund from participating fully in subsequent rallies. In addition, yield differences, or "spreads," between longer- and shorter-term bonds unexpectedly narrowed beyond historical norms at a time in which we positioned the fund for higher spreads.

Yield spreads between higher-quality and lower-quality bonds also narrowed during the reporting period, so we reduced the fund's exposure to lower-quality corporate bonds. However, more speculative corporate issues continued to produce higher returns than higher-rated bonds. Similarly, the fund's underweight position in mortgage-backed securities held back the fund's returns.

These negative factors were partially offset by strong security selections among corporate bonds, including above-average performance from higher-quality bonds issued by companies in the cable television and media industries.

What is the fund's current strategy?

Because yield differences between shorter- and longer-term securities already have narrowed considerably, it seems to us that longer-term yields may begin to rise more steeply as the Fed continues to tighten monetary policy. Accordingly, as of the end of the reporting period, we have continued to set the fund's average duration in a range that is slightly shorter than that of the Index. We also recently have de-emphasized U.S. Treasury securities in favor of U.S. government agency securities and mortgage-backed securities, which we believe have offered more attractive yields than comparable Treasuries. At the same time, we have continued to employ a variety of risk management tools that help us monitor the fund's performance and risk exposures relative to its benchmark.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*



DISCUSSION OF FUND PERFORMANCE

Lawrence R. Dunn, CFA, Portfolio Manager

How did Mellon Short-Term U.S. Government Securities Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund's Class M shares achieved a total return of –0.19%, and its Investor shares achieved a total return of –0.29%.[1] In comparison, the Lehman Brothers 1-3 Year U.S. Government Index (the "Index"), the fund's benchmark, achieved a total return of –0.25% for the same period.[2]

Despite rising short-term interest rates throughout the reporting period, most short-term bond prices fell only moderately as investors' inflation expectations remained benign and investor demand was strong. The fund produced returns that were in line with its benchmark, primarily due to an average duration — a measure of sensitivity to changing interest rates — that was modestly shorter than industry averages.

What is the fund's investment approach?

The fund seeks to provide as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and in repurchase agreements. The fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, such as mortgage pass-through securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The fund may also invest in collateralized mortgage obligations ("CMOs"), including stripped mortgage-backed securities. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

When choosing securities, we typically first examine U.S. and global economic conditions and other market factors to estimate long- and short-term interest rates. Using a research-driven investment process, we then seek to identify what we believe are potentially profitable sectors before they are widely perceived by the market. We also seek to identify underpriced or mispriced securities that appear likely to perform well over time.

What other factors influenced the fund's performance?

The fund was influenced during the reporting period by changes in the Federal Reserve Board's (the "Fed") monetary policy, which included several increases in short-term interest rates. Historically, bonds across the full maturity spectrum have tended to lose value when short-term rates rise. The reporting period proved to be an exception, with most intermediate- and longer-term bond prices changing little, and with shorter-term bonds declining only modestly in value.

We attribute the market's unusual behavior partly to robust investor demand for U.S. Treasury securities, especially from central banks in Asia, which helped support bond prices. In addition, investors' expectations of future inflation remained surprisingly benign in the recovering U.S. economy. During past recoveries, investors typically have grown concerned that an acceleration of inflation might erode the value of future interest and principal payments, causing bond prices to fall. Despite rising commodity prices and stronger U.S. labor markets during the reporting period, the bond market appears to have not yet factored rising inflation expectations, if any, into bond prices.

Although the fund's relatively short average duration helped it avoid the full brunt of periodic market declines during the reporting period, it somewhat prevented the fund from participating fully in subsequent rallies. This positioning was partially offset however by strong results from the fund's holdings of U.S. government agency debentures, which provided higher yields than comparable Treasury securities and comprised approximately one-third of the fund's holdings as of the close of the reporting period. In addition, the fund's holdings of mortgage-backed securities benefited its performance relative to the benchmark, which typically contains no mortgage-backed securities.

What is the fund's current strategy?

Because most analysts expect the Fed to tighten monetary policy further in the recovering U.S. economy, we have continued to set the fund's average duration in a range that is slightly shorter than that of the Index. We also have continued to de-emphasize U.S. Treasury securities in favor of U.S. government agency securities and mortgage-backed securities. However, U.S. government agency securities currently appear fully valued to us, and we may begin to reduce the fund's exposure to the sector. At the same time, we employ a variety of risk management tools to help us monitor the fund's performance and risk exposures relative to its benchmark.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LEHMAN BROTHERS — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 1-3 Year U.S. Government Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon Fixed Income Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.79	$ 4.03
Ending value (after expenses)	$1,009.60	$1,007.60
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.83	$ 3.91
Ending value (after expenses)	$ 999.90	$ 998.00
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.68	$ 3.91
Ending value (after expenses)	$ 998.10	$ 997.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.81	$ 4.06
Ending value (after expenses)	$1,022.02	$1,020.78
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.86	$ 3.96
Ending value (after expenses)	$1,021.97	$1,020.88
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.71	$ 3.96
Ending value (after expenses)	$1,022.12	$1,020.88

† *Expenses are equal to the Mellon Bond Fund annualized expense ratio of .56% for Class M and .81% for Investor shares, Mellon Intermediate Bond Fund .57% for Class M and .79% for Investor shares and Mellon Short-Term U.S. Government Securities Fund .54% for Class M and .79% for Investor shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Bond Fund

Bonds and Notes—96.3%	Principal Amount ($)	Value ($)
Asset-Backed Ctfs.—Automobile Receivables—1.0%		
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 2011	4,650,000	4,573,444
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl A4, 3.28%, 2010	3,820,000	3,721,277
		8,294,721
Asset-Backed Ctfs.—Credit Cards—1.3%		
Bank One Issuance Trust, Ser. 2003-03, Cl. C3, 4.77%, 2016	11,000,000	**10,677,344**
Auto Manufacturing—.4%		
Ford Motor, Notes, 7.45%, 2031	1,345,000 [a]	1,300,494
General Motors, Sr. Debs, 8.375%, 2033	1,700,000 [a]	1,674,384
		2,974,878
Bank & Finance—10.7%		
AXA Financial, Sr. Notes, 7.75%, 2010	5,650,000	6,490,528
American Express, Notes, 4.75%, 2009	3,000,000 [a]	3,051,192
Bank of America, Sr. Notes, 5.875%, 2009	6,585,000	6,959,489
Bear Stearns Cos., Notes, 4.5%, 2010	2,000,000	1,995,898
CIT, Sr. Debs., 5.875%, 2008	4,800,000	5,034,792
Caterpillar Financial Services, Notes, 3.625%, 2007	5,825,000	5,754,267
Citigroup:		
Sr. Notes, 6.2%, 2009	1,825,000	1,952,301
Sub. Notes, 6.625%, 2032	1,900,000	2,174,875
Countrywide Home Loans, Notes, 3.25%, 2008	6,165,000	5,962,843
Ford Motor Credit, Sr. Notes, 5.8%, 2009	1,265,000	1,264,763
GMAC, Sr. Notes, 5.85%, 2009	6,500,000 [a]	6,446,297
General Electric Capital, Notes, Ser. A, 6.75%, 2032	900,000	1,063,760
Goldman Sachs, Notes, 4.75%, 2013	6,500,000	6,405,438
Bank & Finance (continued)		
J.P.Morgan, Sub. Notes, 6.25, 2009	1,800,000	1,914,865
KfW, Gtd. Global Notes, (Gtd. By Federal Rep. of Germany), 3.75%, 2008	7,530,000 [a]	7,516,597
Landwirtschaftliche Rentenbank, Gtd. Global Notes, (Gtd. By Bundes Republik Deutschland), 3.25%, 2007	6,555,000	6,419,259
Lehman Brothers, Notes, 7%, 2008	2,000,000	2,151,796
Merrill Lynch & Co, Notes, 4.125%, 2009	3,250,000	3,207,935
Morgan Stanley, Sub. Notes, 4.75%, 2014	8,300,000	8,095,405
Wells Fargo & Co.:		
Notes, 3.12%, 2008	2,425,000	2,351,268
Sr. Notes, 5.125%, 2007	2,400,000	2,455,200
		88,668,768
Collateralized Mortgage Obligations—1.2%		
ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.639%, 2032	1,492,465 [b]	1,514,062
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs., REMIC, Ser. 1660, Cl. H, 6.50%, 1/15/2009	3,231,612	3,326,459
Federal National Mortgage Association:		
REMIC Trust, Pass-Through Ctfs.:		
Ser. 1992-18, Cl. HC, 7.5%, 3/25/2007	456,654	468,870
(Interest Only Obligation) Ser. 333, Cl. 2, 5.5%, 3/1/2033	9,057,007 [c]	2,021,883
Washington Mutual Mortgage Securities, Ser. 2003-S4, Cl. 4A1, 4%, 2032	2,466,736	2,463,469
		9,794,743
Commercial Mortgage Pass-Through Ctfs.—1.4%		
Asset Securitization, Ser.1995-MD IV, Cl. A-1, 7.10%, 2029	2,338,801	2,399,467

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)		
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A-2, 6.562%, 2031	8,750,000	9,249,450
		11,648,917
Foreign Governmental—3.0%		
Mexico Government, Notes, 6.625%, 2015	8,000,000	8,592,000
Province of Ontario:		
Notes, 5.125%, 2012	3,500,000	3,661,696
Sr. Bonds, 5.5%, 2008	4,000,000 [a]	4,181,748
Province of Quebec, Notes, 5%, 2009	5,400,000 [a]	5,561,957
Republic of Italy, Notes, 3.25%, 2009	2,930,000	2,807,368
		24,804,769
Industrial—3.2%		
Canadian National Railway, Notes, 4.25%, 2009	2,600,000	2,582,372
Conoco Funding, Sr. Notes, 3.625%, 2007	4,000,000	3,952,444
ConocoPhillips Notes, 7.25%, 2031	1,150,000	1,441,787
EI du Pont de Nemours & Co., Notes, 4.125%, 2010	2,100,000	2,079,076
Emerson Electric, Notes, 5%, 2014	4,290,000	4,344,346
Federated Department Stores, Notes, 6.3%, 2009	4,000,000	4,264,572
IBM:		
Debs., 7%, 2025	2,000,000	2,407,966
Notes, 4.375%, 2009	3,000,000	3,008,733
Weyerhaeuser, Debs., 6.875%, 2033	2,000,000	2,279,568
		26,360,864
Media & Telecommunications—7.3%		
America Movil SA de CV, Notes, 6.375%, 2035	7,250,000	7,101,984
Bell Atlantic, Notes, 7.6%, 2007	750,000	800,731
Comcast Cable Communications:		
Bonds, 7.05%, 2033	2,395,000	2,795,283
Notes, 6.2%, 2008	1,000,000	1,061,467
Sr. Notes, 6.875%, 2009	4,775,000	5,215,804
Media & Telecommunications (continued)		
News America, Notes, 7.75%, 2045	3,500,000	4,311,069
Sprint Capital, Sr. Notes, 6.125%, 2008	4,800,000	5,067,773
Time Warner, Debs., 6.95%, 2028	8,350,000	9,462,554
Univision Communications, Sr. Notes, 3.5%, 2007	9,400,000	9,186,479
Verizon New York, Debs., Ser. B, 7.375%, 2032	4,500,000 [a]	5,214,240
Verizon Virginia, Debs., Ser. A, 4.625%, 2013	1,625,000	1,577,321
Vodafone, Notes, 7.75%, 2010	8,105,000	9,281,311
		61,076,016
Real Estate Investment Trust—.9%		
Liberty Property, Sr. Notes, 7.25%, 2011	2,025,000	2,259,954
Mack-Cali Realty, Notes, 7.75%, 2011	4,775,000	5,445,544
		7,705,498
Retail—.4%		
Wal-Mart Stores, Sr. Notes, 6.875%, 2009	2,975,000	**3,281,261**
U.S. Government—15.2%		
U.S. Treasury Bonds, 5.375%, 2/15/2031	39,065,000	42,965,250
U.S. Treasury Notes:		
3.375%, 9/15/2009	2,125,000 [a]	2,072,374
3.375%, 10/15/2009	9,425,000 [a]	9,183,861
4%, 11/15/2012	9,480,000 [a]	9,339,222
4%, 2/15/2015	10,600,000 [a]	10,298,568
4.25%, 11/15/2014	9,400,000 [a]	9,313,717
4.375%, 5/15/2007	28,125,000 [a]	28,574,156
6%, 8/15/2009	7,925,000 [a]	8,585,866
6.5%, 10/15/2006	5,850,000 [a]	6,126,003
		126,459,017
U.S. Government Agencies—11.1%		
Federal Farm Credit Bank:		
Bonds, 3%, 12/17/2007	4,570,000	4,473,230
Bonds, 3.25%, 6/15/2007	6,980,000	6,892,199

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
U.S. Government Agencies (continued)			
Federal Home Loan Banks:			
Bonds, 2.75%, 12/15/2006	5,745,000		5,661,066
Bonds, 3.625%, 1/15/2008	5,570,000		5,532,921
Bonds, 3.625%, 5/15/2008	365,000		361,309
Bonds, 3.875%, 2/15/2008	6,040,000		6,026,307
Bonds, Ser. BZ08, 3.625%, 11/14/2008	7,470,000		7,371,986
Bonds, Ser. S107, 3.75%, 8/15/2007	1,920,000		1,912,954
Federal Home Loan Mortgage Corp.:			
Notes, 3.25%, 11/2/2007	3,445,000		3,391,665
Notes, 3.3%, 9/14/2007	6,375,000		6,293,400
Notes, 3.375%, 8/23/2007	5,755,000		5,686,516
Notes, 3.75%, 8/3/2007	5,225,000		5,208,343
Notes, 4.375%, 1/25/2010	6,570,000		6,568,811
Notes, 4.75%, 12/8/2010	6,970,000		6,976,063
Federal National Mortgage Association:			
Notes, 3.125%, 12/15/2007	6,105,000		5,977,173
Notes, 3.8%, 1/18/2008	4,995,000		4,959,550
Notes, 4%, 12/15/2008	7,590,000		7,531,443
Tennessee Valley Authority, Bonds, Ser. A, 5.625%, 1/18/2011	1,450,000		1,536,382
			92,361,318
U.S. Government Agencies/ Mortgage-Backed—37.8%			
Federal Home Loan Mortgage Corp.:			
4.078%, 7/1/2031	933,692	b	957,016
4.5%, 6/1/2018	13,165,327		13,037,755
5%, 10/1/2018	10,762,808		10,860,319
5.5%	20,875,000	d,e	21,077,237
5.5%, 9/1/2006-12/1/2032	18,941,296		19,427,889
6%, 7/1/2017-7/1/2034	5,776,358		6,002,143
6.5%, 8/1/2031-7/1/2032	3,368,267		3,510,340
7%, 4/1/2032	1,132,708		1,195,007
8.5%, 6/1/2018	3,919,416		4,266,009
Federal National Mortgage Association:			
4.5%, 6/1/2019	11,521,673		11,390,238
5%	16,250,000	d,e	16,361,637
5%, 5/1/2019-7/1/2034	86,421,223		86,030,273
5.5%, 2/1/2033-7/1/2034	28,866,055		29,149,233
U.S. Government Agencies/ Mortgage-Backed (continued)			
Federal National Mortgage Association (continued):			
6%	29,430,000	d,e	30,193,120
6%, 10/1/2032	397,977		408,548
6.5%, 3/1/2017-9/1/2032	16,811,878		17,552,708
7%, 6/1/2009-6/1/2032	6,205,235		6,537,453
7.5%, 7/1/2032	1,799,717		1,925,121
8%, 7/1/2007-2/1/2013	1,710,141		1,788,640
Government National Mortgage Association I:			
6%, 10/15/2008-10/15/2033	7,783,868		8,050,216
6.5%, 2/15/2024-8/15/2034	14,337,989		15,072,939
7%, 5/15/2023-12/15/2023	1,972,243		2,101,050
7.5%, 3/15/2027	1,108,279		1,192,786
8%, 5/15/2007-9/15/2008	2,561,641		2,629,692
9%, 12/15/2009	2,122,757		2,236,175
Government National Mortgage Association II, 6.5%, 4/20/2031	885,125		926,610
			313,880,154
Utilities—1.4%			
FPL Group Capital, Debs., 6.125%, 2007	6,800,000		7,094,672
Southern California Edison, First Mortgage, 4.65%, 2015	4,200,000		4,096,252
Virginia Electric and Power, Notes, 4.5%, 2010	800,000		795,526
			11,986,450
Total Bonds and Notes (cost $795,188,446)			**799,974,718**

Short-Term Investments—10.9%

	Principal Amount ($)	Value ($)
Repurchase Agreements—2.7%		
JPMorgan Chase & Co., 2.55%, dated 2/28/2005, due 3/1/2005 in the amount of 22,386,586 (fully collateralized by $22,901,000 U.S. Treasury Bills, 4/14/2005 value $22,832,297)	22,385,000	**22,385,000**

Mellon Bond Fund (continued)

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Government Agency—8.2%		
Federal Home Loan Banks:		
2.38%, 3/19/2004	13,583,000	13,571,326
2.42%, 3/15/2004	21,334,000	21,315,356
Federal National Mortgage Association:		
2.28%, 3/19/2004	16,887,000	16,872,243
2.42%, 3/22/2004	16,538,000	16,520,212
		68,279,137
Total Short-Term Investments (cost $90,664,138)		**90,664,137**

Investment of Cash Collateral for Securities Loaned—10.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $86,383,306)	86,383,306 [f]	**86,383,306**
Total Investments (cost $972,235,890)	**117.6%**	**977,022,161**
Liabilities, Less Cash and Receivables	**(17.6%)**	**(146,434,096)**
Net Assets	**100.0%**	**830,588,065**

[a] *All or a portion of these securities are on loan. At February 28, 2005 the total market value of the fund's securities on loan is $86,899,714 and the total market value of the collateral held by the fund is $90,107,132, consisting of cash collateral of $86,383,306 and U.S. Governement debt valued at $3,723,826.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Notional face amount shown.*

[d] *Purchased on a forward commitment basis.*

[e] *Securities acquired under mortgage dollar roll agreement (Note 4).*

[f] *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Governments/Agencies Securities	64.1	Mortgage/Asset Backed Securities	4.9
Corporate Bonds/ Notes	24.3	Foreign Government Securities	3.0
Short-Term/Money Market Investments	21.3		**117.6**

† *Based on net assets.*

See notes to financial statements.

Mellon Intermediate Bond Fund

Bonds and Notes—97.6%	Principal Amount ($)	Value ($)
Asset-Backed-Ctfs.-Automotive Receivables—.8%		
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 2011	2,470,000	2,429,334
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl A4, 3.28%, 2/18/10	2,030,000	1,977,538
		4,406,872
Asset-Backed Ctfs.-Credit Cards—.8%		
Bank One Issuance Trust, Ser. 2003-03, Cl. C3, 4.77%, 2016	4,275,000	**4,149,604**
Asset-Backed Ctfs.-Other—.4%		
John Deere Owner Trust, Ser. 2004-A, Cl. A4, 3.02%, 2011	2,245,000	**2,193,440**
Bank & Finance—21.6%		
AXA Financial, Sr. Notes, 7.75%, 2010	3,625,000	4,164,277
American Express, Notes, 4.75%, 2009	2,000,000 [a]	2,034,128
Bank of America, Sr. Notes, 5.875%, 2009	3,500,000	3,699,045
Bank of New York, Sr. Notes, 3.625%, 2009	4,575,000	4,467,721
Bear Stearns & Cos., Notes, 4.5%, 2010	2,100,000	2,095,693
CIT, Debs., 5.875%, 2008	2,275,000	2,386,282
Caterpillar Financial Services, Notes, 3.625%, 2007	5,700,000	5,630,785
Citigroup, Sr. Notes, 6.2%, 2009	4,400,000	4,706,918
Countrywide Home Loans, Notes, 3.25%, 2008	4,630,000	4,478,178
Fifth Third Bancorp, Notes, 3.375%, 2008	2,800,000	2,726,388
Ford Motor Credit, Notes, 6.75%, 2008	8,000,000	8,200,496
GMAC:		
Notes, 6.125%, 2007	4,000,000 [a]	4,075,692
Sr. Notes, 5.85%, 2009	1,500,000	1,487,607
General Electric Capital, Notes, Ser. A, 3.125%, 2009	5,885,000 [a]	5,630,968
Goldman Sachs:		
Notes, 4.75%, 2013	2,375,000	2,340,449
Notes, 6.65%, 2009	3,200,000	3,476,189
Bank & Finance (continued)		
Household Finance, Notes, 4.75%, 2013	5,400,000	5,335,070
KfW, Gtd. Global Notes, (Gtd. by Federal Rep. of Germany), 3.75%, 2008	9,470,000	9,453,143
Landwirtschaftliche Rentenbank, Gtd. Global Notes, (Gtd. by Bundes Republik Deutschland), 3.25%, 2007	8,320,000	8,147,709
Lehman Brothers, Notes, 7%, 2008	1,680,000	1,807,509
Merrill Lynch & Co., Notes, 4.125%, 2009	6,700,000	6,613,282
Morgan Stanley:		
Bonds, 5.8%, 2007	5,000,000	5,179,345
Sub. Notes, 4.75%, 2014	2,275,000	2,218,921
US Bank, Notes, 2.87%, 2007	4,000,000	3,931,108
Wachovia, Sub. Notes, 6.375%, 2009	4,000,000	4,285,520
Wells Fargo & Co., Notes, 3.12%, 2008	5,000,000	4,847,975
		113,420,398
Collateralized Mortgage Obligations—.7%		
ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.639%, 2032	621,860 [b]	630,859
Federal Home Loan Mortgage Corp., Mulitclass Mortgage Participation Ctfs., REMIC, Ser. 2134, Cl. PM, 5.5%, 3/15/2014	3,090,330	3,165,394
		3,796,253
Commercial Mortgage Pass-Through Ctfs.—.9%		
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A-2, 6.562%, 2031	4,250,000	**4,492,590**
Food & Beverages—.6%		
Anheuser-Busch, Sr. Notes, 6%, 2011	3,150,000	**3,376,554**
Foreign Government—3.1%		
Mexico Government, Notes, 6.625%, 2015	5,725,000	6,148,650

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Foreign Government (continued)		
Province of Ontario,		
Notes, 5.125%, 2012	2,200,000	2,301,638
Province of Quebec,		
Notes, 5%, 2009	5,000,000 [a]	5,149,960
Republic of Italy,		
Notes, 3.25%, 2009	2,675,000	2,563,041
		16,163,289
Health Care–.3%		
Johnson & Johnson,		
Debs, 3.8%, 5/15/2013	1,400,000	**1,325,512**
Industrials–2.2%		
Conoco Funding:		
Notes, 6.35%, 2011	1,825,000	2,013,499
Sr. Notes, 3.625%, 2007	4,400,000	4,347,688
El du Pont de Nemours& Co.,		
Notes, 4.125%, 2010	3,175,000	3,143,364
Federated Department Stores,		
Notes, 6.3%, 2009	1,750,000	1,865,750
		11,370,301
Media & Telecommunications–6.7%		
AOL Time Warner,		
Notes, 6.875%, 2012	4,275,000	4,797,499
Comcast Cable Communications:		
Sr. Notes, 6.5%, 2015	2,225,000	2,454,188
Sr. Notes, 6.875%, 2009	1,950,000	2,130,014
News America,		
Sr. Notes, 4.7%, 2010	4,115,000	4,131,555
Sprint Capital:		
Notes, 8.375%, 2012	3,000,000	3,595,293
Sr. Notes, 6.125%, 2008	2,250,000	2,375,519
Univision Communications,		
Sr. Notes, 3.5%, 2007	4,965,000	4,852,220
Verizon Virginia,		
Debs., Ser. A, 4.625%, 2013	6,500,000	6,309,284
Vodafone,		
Notes, 7.75%, 2010	4,000,000	4,580,536
		35,226,108
Real Estate Investment Trust–1.4%		
ERP Operating,		
Notes, 4.75%, 2009	1,200,000	1,210,282
Liberty Property,		
Sr. Notes, 7.25%, 2011	1,480,000	1,651,720
Mack-Cali Realty:		
Notes, 7.25%, 2009	2,525,000	2,742,968
Notes, 7.75%, 2011	1,500,000	1,710,642
		7,315,612

	Principal Amount ($)	Value ($)
Retail–.9%		
Wal-Mart Stores,		
Sr. Notes, 6.875%, 2009	4,500,000	**4,963,253**
Technology–1.0%		
IBM,		
Notes, 4.375%, 2009	5,000,000	**5,014,555**
U.S. Government–26.0%		
U.S. Treasury Notes:		
3.5%, 11/15/2009	13,515,000 [a]	13,243,078
4%, 2/15/2015	3,600,000 [a]	3,497,627
4.25%, 11/15/2014	7,510,000 [a]	7,441,066
4.375%, 5/15/2007	30,500,000 [a]	30,987,085
5.5%, 2/15/2008	36,025,000 [a]	37,800,672
6.5%, 10/15/2006	41,415,000 [a]	43,368,960
		136,338,488
U.S. Government Agencies–26.4%		
Federal Farm Credit Banks:		
Bonds, 2.125%, 7/17/2006	7,700,000	7,553,169
Bonds, 2.375%, 10/2/2006	4,770,000	4,678,631
Bonds, 3%, 12/17/2007	5,760,000	5,638,032
Bonds, 3.25%, 6/15/2007	4,530,000	4,473,017
Federal Home Loan Banks:		
Bonds, 2.1%, 10/13/2006	7,875,000	7,689,174
Bonds, 2.75%, 12/15/2006	8,965,000	8,834,021
Bonds, 3.625%, 1/15/2008	7,080,000	7,032,868
Bonds, Ser. BZ08,		
3.625%, 11/14/2008	7,400,000	7,302,904
Bonds, Ser. S107,		
3.75%, 8/15/2007	6,990,000	6,964,347
3.875%, 2/15/2008	7,485,000	7,468,032
Bonds, Ser. QP06,		
4.125%, 11/15/2006	7,870,000	7,927,994
Federal Home Loan Mortgage Corp.:		
Notes, 3.25%, 11/2/2007	1,545,000	1,521,080
Notes, 3.3%, 9/14/2007	7,700,000	7,601,440
Notes, 3.375%, 8/23/2007	7,170,000	7,084,677
Notes, 3.75%, 8/3/2007	6,660,000	6,638,768
Notes, 4.75%, 12/8/2010	4,485,000	4,488,902
Federal National Mortgage Association:		
Notes, 2.71%, 1/30/2007	3,685,000	3,615,059
Notes, 2.81%, 9/28/2006	520,000	512,860
Notes, 3.125%, 12/15/2007	7,710,000	7,548,568
Notes, 3.375%, 5/15/2007	1,360,000	1,347,445
Notes, 3.55%, 2/16/2007	9,665,000	9,623,875
Notes, 3.8%, 1/18/2008	6,490,000	6,443,940
Notes, 4%, 12/15/2008	5,000,000	4,961,425
Tennessee Valley Authority, Bonds,		
Ser. A, 5.625%, 1/18/2011	1,830,000	1,939,020
		138,889,248

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
U.S. Government Agencies/ Mortgage-Backed–2.2%			
Federal Home Loan Mortgage Corp.:			
3.5%, 5/1/2008	1,367,235		1,339,890
4.5%, 11/1/2007	1,614,322		1,625,912
4.92%, 11/1/2032	1,379,856	b	1,414,409
Federal National Mortgage Association:			
5%	5,220,000	c	5,255,861
5.5%, 6/1/2006	397,528		402,123
7%, 6/1/2009	451,361		471,248
Government National Mortgage Association I:			
6.5%, 9/15/2013	812,094		860,308
8%, 2/15/2008	389,587		401,882
			11,771,633
Utilities–1.6%			
Alabama Power, Sr. Notes, Cl. CC, 3.5%, 2007	3,675,000		3,620,684
FPL Group Capital, Debs., 6.125%, 2007	3,250,000		3,390,836
Virginia Electric and Power, Notes, 4.5%, 2010	1,225,000		1,218,150
			8,229,670
Total Bonds and Notes (cost $515,955,001)			**512,443,380**

Short-Term Investments–2.4%	Principal Amount ($)	Value ($)
Repurchase Agreement–1.4%.		
JPMorgan Chase & Co., 2.55%, dated 02/28/2005 due 3/1/2005 in the amount of $7,489,530. (fully collateralized by $7,704,000 U.S. Treasury Bills, 6/23/2005, value $7,637,746)	7,489,000	**7,489,000**
U.S. Government Agencies–1.0%		
Federal National Mortgage Association, 2.42%, 3/17/2005	5,313,000	**5,307,286**
Total Short Term Investments (cost $12,796,286)		**12,796,286**

Investment of Cash Collateral for Securities Loaned–25.7%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $135,079,981)	135,079,981	d	**135,079,981**

Total Investments (cost $663,831,268)	**125.7%**	**660,319,647**
Liabilities, Less Cash and Receivables	**(25.7%)**	**(135,119,666)**
Net Assets	**100.0%**	**525,199,981**

[a] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $142,378,218 and the total market value of the collateral held by the fund is $147,585,116, consisting of cash collateral of $135,079,981 and U.S Government debt valued at $12,505,135.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Purchased on a forward commitment basis.*

[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Governments/Agencies Securities	54.6	Mortgages/Asset Backed Securities	3.6
Corporate Bonds/ Notes	36.3	Foreign Government Securities	3.1
Short-Term/Money Market Investments	28.1		**125.7**

† *Based on net assets.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund

Bonds and Notes—97.6%	Principal Amount ($)	Value ($)
Collateralized Mortgage Obligations—.2%		
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs., REMIC, Ser. 2495, Cl. UC, 5%, 7/15/2032	313,372	**315,727**
U.S. Government—41.4%		
U.S. Treasury Notes:		
3%, 11/15/2007	5,000,000 [a]	4,911,100
4.375%, 5/15/2007	12,470,000 [a]	12,669,145
5.625%, 2/15/2006	17,500,000 [a]	17,903,900
5.75%, 11/15/2005	16,000,000 [a]	16,296,160
6.5%, 10/15/2006	14,000,000 [a]	14,660,520
		66,440,825
U.S. Government Agencies—44.0%		
Federal Farm Credit Banks:		
Bonds, 1.875%, 1/16/2007	2,000,000	1,933,304
Bonds, 2.125%, 7/17/2006	2,470,000	2,422,900
Bonds, 2.25%, 9/1/2006	1,000,000	980,499
Bonds, 2.375%, 10/2/2006	1,425,000	1,397,704
Bonds, 3%, 12/17/2007	1,975,000	1,933,179
Bonds, 3.25%, 6/15/2007	1,570,000	1,550,251
Federal Home Loan Banks:		
Bonds, 2.1%, 10/13/2006	2,735,000	2,670,462
Bonds, 2.75%, 5/15/2006	895,000	887,250
Bonds, 2.75%, 12/15/2006	3,065,000	3,020,220
Bonds, 2.95%, 9/14/2006	2,150,000	2,129,648
Bonds, 3.625%, 1/15/2008	2,280,000	2,264,822
Bonds, 3.875%, 2/15/2008	2,270,000	2,264,854
Bonds, Ser. QP06, 4.125%, 11/15/2006	3,385,000	3,409,944
Bonds, Ser. EY06, 5.25%, 8/15/2006	690,000	706,359
Bonds, Ser. S706, 5.375%, 5/15/2006	1,605,000	1,640,377
Federal Home Loan Mortgage Corp.:		
Notes, 2.14%, 2/24/2006	1,000,000	987,801
Notes, 2.2%, 12/30/2005	1,220,000	1,209,107
Notes, 2.25%, 2/17/2006	2,765,000	2,734,869
Notes, 3%, 4/25/2007	2,000,000	1,968,990
Notes, 3.25%, 11/2/2007	1,490,000	1,466,932
Notes, 3.3%, 9/14/2007	2,470,000	2,438,384
Notes, 3.375%, 8/23/2007	2,480,000	2,450,488
Notes, 3.75%, 8/3/2007	2,295,000	2,287,684
Notes, 4.375%, 1/25/2010	2,770,000	2,769,499
Notes, 5.25%, 1/15/2006	1,000,000	1,016,350
U.S. Government Agencies (continued)		
Federal National Mortgage Association:		
Notes, 2.35%, 4/29/2006	1,335,000	1,317,800
Notes, 2.5%, 5/12/2006	1,009,000	997,329
Notes, 2.71%, 1/30/2007	745,000	730,860
Notes, 3%, 12/15/2006	1,000,000	987,947
Notes, 3%, 3/2/2007	550,000	541,888
Notes, 3.01%, 6/2/2006	2,000,000	1,982,930
Notes, 3.05%, 4/20/2007	510,000	502,210
Notes, 3.125%, 12/15/2007	2,645,000	2,589,619
Notes, 3.5%, 12/28/2006	2,000,000	1,983,528
Notes, 3.55%, 1/12/2007	3,545,000	3,533,078
Notes, 3.55%, 2/16/2007	3,425,000	3,410,427
Notes, 3.8%, 1/18/2008	1,970,000	1,956,019
Notes, 5.15%, 5/3/2007	1,500,000	1,505,304
		70,580,816
U.S. Government Agencies/ Mortgage-Backed—12.0%		
Federal Home Loan Mortgage Corp.:		
3.5%, 5/1/2008-9/1/2008	5,512,251	5,402,006
4%, 2/1/2008-3/1/2010	4,967,761	4,960,612
4.078%, 7/1/2031	95,763 [b]	98,155
4.5%, 11/1/2007-5/1/2008	2,865,449	2,893,155
4.92%, 11/1/2032	344,964 [b]	353,602
5%, 3/1/2008-4/1/2009	462,457	470,060
Federal National Mortgage Association:		
4.436%, 4/1/2032	185,349 [b]	192,029
4.5%, 1/1/2010	437,245	438,609
4.697%, 6/1/2032	545,387 [b]	554,075
4.734%, 5/1/2032	389,250 [b]	400,558
4.992%, 3/1/2032	130,595 [b]	134,971
5.081%, 5/1/2032	165,568 [b]	171,713
5.5%, 6/1/2009	134,768	137,168
5.501%, 6/1/2032	268,208 [b]	278,338
5.773%, 3/1/2032	64,754 [b]	65,921
5.83%, 6/1/2032	626,108 [b]	639,163
Government National Mortgage Association I, 6%, 12/15/2008-4/15/2009	1,853,909	1,928,655
		19,118,790
Total Bonds and Notes (cost $158,630,849)		**156,456,158**

Mellon Short-Term U.S. Government Securities Fund (continued)

Short-Term Investments—1.7%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
JP Morgan Chase & Co., 2.55%, dated 2/28/2005, due 3/01/2005 in the amount of $2,771,196 (fully collateralized by $2,851,000 U.S. Treasury Bills, 6/23/2005 value $2,826,481 (cost $2,771,000)	2,771,000	**2,771,000**

Investment of Cash Collateral for Securities Loaned—33.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $53,313,893)	53,313,893 [c]	**53,313,893**
Total Investments (cost $214,715,742)	**132.6%**	**212,541,051**
Liabilities, Less Cash and Receivables	**(32.6%)**	**(52,204,278)**
Net Assets	**100.0%**	**160,336,773**

[a] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $53,292,491 and the total market value of the collateral held by the fund is $55,092,173, consisting of cash collateral of $53,313,893 and U.S. Government debt valued at $1,778,280.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Government / Agencies Securities	97.6
Short-Term / Money Market Investments	35.0
	132.6

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Assets ($):			
Investments in securities— See Statement of Investments†—Note 2(c) (including securities loaned)††—Note 2(b):			
Unaffiliated issuers	890,638,855	525,239,666	159,227,158
Affiliated issuers	86,383,306	135,079,981	53,313,893
Cash	3,186,208	–	–
Receivable for investment securites sold	7,148,517	5,396,535	–
Dividend and interest receivable	6,233,084	5,345,220	1,391,324
Paydowns receivable	356,457	16,787	7,134
Receivable for shares of Beneficial Interest subscribed	211,756	1,223,173	33,945
Prepaid expenses	26,172	14,374	14,213
	994,184,355	**672,315,736**	**213,987,667**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 3(b)	272,395	169,366	47,639
Due to Administrator—Note 3(a)	86,870	54,775	17,091
Cash overdraft due to Custodian	–	679,745	249,461
Liability for securities loaned—Note 2(b)	86,383,306	135,079,981	53,313,893
Payable for open Mortgage Backed Dollar Rolls	67,132,697	–	–
Payable for investment securities purchased	9,615,699	10,764,996	–
Payable for shares of Beneficial Interest redeemed	85,965	347,802	7,000
Accrued expenses	19,358	19,090	15,810
	163,596,290	**147,115,755**	**53,650,894**
Net Assets ($)	**830,588,065**	**525,199,981**	**160,336,773**
Composition of Net Assets ($):			
Paid-in capital	830,449,326	532,492,001	165,448,176
Accumulated distributions in excess of investment income—net	(1,353,264)	(1,453,986)	(1,280,773)
Accumulated net realized gain (loss) on investments	(3,294,268)	(2,326,413)	(1,655,939)
Accumulated net unrealized appreciation (depreciation) on investments	4,786,271	(3,511,621)	(2,174,691)
Net Assets ($)	**830,588,065**	**525,199,981**	**160,336,773**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	827,773,478	524,765,299	160,325,538
Shares Outstanding	65,512,047	41,891,080	13,117,642
Net Asset Value Per Share ($)	**12.64**	**12.53**	**12.22**
Investor Shares			
Net Assets ($)	2,814,587	434,682	11,235
Shares Outstanding	223,177	34,712	919.561
Net Asset Value Per Share ($)	**12.61**	**12.52**	**12.22**
† **Investments at cost ($):**			
Unaffiliated issuers	885,852,584	528,751,287	161,401,849
Affiliated issuers	86,383,306	135,079,981	53,313,893
†† **Value of securities loaned ($)**	**86,899,714**	**142,378,218**	**53,292,491**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Investment Income ($):			
Income:			
Interest	17,959,452	9,739,929	2,270,107
Income from securites lending	46,732	54,421	15,001
Total Income	**18,006,184**	**9,794,350**	**2,285,108**
Expenses:			
Investment advisory fee—Note 3(a)	1,649,263	1,042,584	302,398
Administration fee—Note 3(a)	559,630	353,773	117,278
Custodian fees—Note 3(b)	34,303	22,138	11,196
Registration fees	16,094	16,226	11,761
Auditing fees	13,342	11,179	9,556
Legal fees	7,960	5,347	2,186
Trustees' fees and expenses—Note 3(c)	7,511	10,233	4,341
Prospectus and shareholders' reports	4,895	1,934	2,816
Shareholder servicing costs—Note 3(b)	4,385	918	102
Miscellaneous	13,711	5,919	4,675
Total Expenses	**2,311,094**	**1,470,251**	**466,309**
Investment Income—Net	**15,695,090**	**8,324,099**	**1,818,799**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):			
Net realized gain (loss) on investments	1,520,189	491,158	(488,388)
Net unrealized appreciation (depreciation) on investments	(9,661,511)	(9,033,229)	(1,665,986)
Net Realized and Unrealized Gain (Loss) on Investments	**(8,141,322)**	**(8,542,071)**	**(2,154,374)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,553,768**	**(217,972)**	**(335,575)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Bond Fund		Mellon Intermediate Bond Fund	
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):				
Investment income—net	15,695,090	31,494,946	8,324,099	16,432,387
Net realized gain (loss) on investments	1,520,189	(133,402)	491,158	939,931
Net unrealized appreciation (depreciation) on investments	(9,661,511)	13,882,009	(9,033,229)	3,822,793
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,553,768**	**45,243,553**	**(217,972)**	**21,195,111**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(17,685,160)	(36,121,179)	(9,885,989)	(20,375,125)
Investor Shares	(61,402)	(157,181)	(7,704)	(34,773)
Net realized gain on investments:				
Class M Shares	–	(17,018,671)	–	(9,166,862)
Investor Shares	–	(61,689)	–	(8,352)
Total Dividends	**(17,746,562)**	**(53,358,720)**	**(9,893,693)**	**(29,585,112)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	77,188,137	103,772,972	60,595,179	140,283,197
Investor Shares	212,143	7,537,232	168,253	6,057,622
Dividends reinvested:				
Class M Shares	1,678,805	14,963,476	783,772	8,032,347
Investor Shares	28,198	93,985	6,726	14,821
Cost of shares redeemed:				
Class M Shares	(60,601,306)	(137,503,943)	(51,099,795)	(83,021,807)
Investor Shares	(456,987)	(8,341,659)	(187,172)	(5,859,825)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**18,048,990**	**(19,477,937)**	**10,266,963**	**65,506,355**
Total Increase (Decrease) In Net Assets	**7,856,196**	**(27,593,104)**	**155,298**	**57,116,354**
Net Assets ($):				
Beginning of Period	822,731,869	850,324,973	525,044,683	467,928,329
End of Period	**830,588,065**	**822,731,869**	**525,199,981**	**525,044,683**
Undistributed (distributions in excess of) investment income—net	(1,353,264)	698,208	(1,453,986)	115,608
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	6,049,254	8,082,403	4,772,602	10,880,644
Shares issued for dividends reinvested	131,979	1,166,839	61,913	624,731
Shares redeemed	(4,754,181)	(10,693,762)	(4,022,674)	(6,483,796)
Net Increase (Decrease) in Shares Outstanding	**1,427,052**	**(1,444,520)**	**811,841**	**5,021,579**
Investor Shares				
Shares sold	16,614	596,511	13,238	475,368
Shares issued for dividends reinvested	2,221	7,335	531	1,151
Shares redeemed	(35,939)	(662,727)	(14,697)	(464,298)
Net Increase (Decrease) in Shares Outstanding	**(17,104)**	**(58,881)**	**(928)**	**12,221**

See notes to financial statements.

	Mellon Short-Term U.S. Government Securities Fund	
	Six Months Ended February 28, 2004 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income—net	1,818,799	3,244,676
Net realized gain (loss) on investments	(488,388)	(296,064)
Net unrealized appreciation (depreciation) on investments	(1,665,986)	(247,165)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(335,575)**	**2,701,447**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(3,176,004)	(5,914,214)
Investor Shares	(195)	(4,708)
Net realized gain on investments:		
Class M Shares	–	(198,147)
Investor Shares	–	(1)
Total Dividends	**(3,176,199)**	**(6,117,070)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	40,213,507	104,633,452
Investor Shares	–	1,639,534
Dividends reinvested:		
Class M Shares	424,301	1,064,461
Investor Shares	195	279
Cost of shares redeemed:		
Class M Shares	(53,102,218)	(65,962,515)
Investor Shares	–	(1,619,458)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(12,464,215)**	**39,755,753**
Total Increase (Decrease) In Net Assets	**(15,975,989)**	**36,340,130**
Net Assets ($):		
Beginning of Period	176,312,762	139,972,632
End of Period	**160,336,773**	**176,312,762**
Undistributed (distributions in excess of) investment income—net	(1,280,773)	76,627
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	3,247,840	8,281,381
Shares issued for dividends reinvested	34,389	84,550
Shares redeemed	(4,298,920)	(5,255,350)
Net Increase (Decrease) in Shares Outstanding	**(1,016,691)**	**3,110,581**
Investor Shares		
Shares sold	–	130,906
Shares issued for dividends reinvested	16	22
Shares redeemed	–	(130,114)
Net Increase (Decrease) in Shares Outstanding	**16**	**814**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares				
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Bond Fund	(Unaudited)	2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	12.79	12.92	12.95	13.15	12.50
Investment Operations:					
Investment income—net	.24[d]	.49[d]	.56[d]	.67[d]	.70
Net realized and unrealized gain (loss) on investments	(.12)	.21	.06	(.02)	.65
Total from Investment Operations	.12	.70	.62	.65	1.35
Distributions:					
Dividends from investment income—net	(.27)	(.56)	(.62)	(.69)	(.70)
Dividends from net realized gain on investments	–	(.27)	(.03)	(.16)	–
Total Distributions	(.27)	(.83)	(.65)	(.85)	(.70)
Net asset value, end of period	12.64	12.79	12.92	12.95	13.15
Total Return (%)	.96[e]	5.63	4.73	5.11	11.05[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.56[f]	.56	.57	.57	.58[f]
Ratio of net expenses to average net assets	.56[f]	.56	.55	.55	.56[f]
Ratio of net investment income to average net assets	3.81[f]	3.79	4.30	5.19	5.96[f]
Portfolio Turnover Rate	60.97[e,g]	133.00[g]	134.12	163.78	120.55[e]
Net Assets, end of period ($ x 1,000)	827,773	819,664	846,464	966,170	675,666

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.32% to 5.19%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Annualized.*

[g] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended February 28, 2005 and August 31, 2004, were 43.61% and 106.10%, respectively.*

See notes to financial statements.

	Investor Shares				
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Bond Fund	(Unaudited)	2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	12.77	12.90	12.94	13.15	12.94
Investment Operations:					
Investment income—net	.23[c]	.50[c]	.54[c]	.63[c]	.10
Net realized and unrealized gain (loss) on investments	(.13)	.17	.04	(.02)	.23
Total from Investment Operations	.10	.67	.58	.61	.33
Distributions:					
Dividends from investment income—net	(.26)	(.53)	(.59)	(.66)	(.12)
Dividends from net realized gain on investments	–	(.27)	(.03)	(.16)	–
Total Distributions	(.26)	(.80)	(.62)	(.82)	(.12)
Net asset value, end of period	12.61	12.77	12.90	12.94	13.15
Total Return (%)	.76[d]	5.29	4.48	4.73	2.54[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81[e]	.81	.82	.82	1.34[e]
Ratio of net expenses to average net assets	.81[e]	.81	.80	.80	.81[e]
Ratio of net investment income to average net assets	3.56[e]	3.52	4.11	4.96	6.03[e]
Portfolio Turnover Rate	60.97[d,f]	133.00[f]	134.12	163.78	120.55[d]
Net Assets, end of period ($ x 1,000)	2,815	3,068	3,861	3,693	957

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.08% to 4.96%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended February 28, 2005 and August 31, 2004, were 43.61% and 106.10%, respectively.*

See notes to financial statements.

Mellon Intermediate Bond Fund	Six Months Ended February 28, 2005 (Unaudited)	Class M Shares — Year Ended August 31, 2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	12.77	12.97	13.04	13.08	12.50
Investment Operations:					
Investment income—net	.20[d]	.42[d]	.51[d]	.62[d]	.68
Net realized and unrealized gain (loss) on investments	(.20)	.14	.11	.15	.58
Total from Investment Operations	–	.56	.62	.77	1.26
Distributions:					
Dividends from investment income—net	(.24)	(.52)	(.59)	(.67)	(.68)
Dividends from net realized gain on investments	–	(.24)	(.10)	(.14)	–
Total Distributions	(.24)	(.76)	(.69)	(.81)	(.68)
Net asset value, end of period	12.53	12.77	12.97	13.04	13.08
Total Return (%)	(.01)[e]	4.45	4.77	6.09	10.29[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.57[f]	.57	.57	.58	.59[f]
Ratio of net expenses to average net assets	.57[f]	.57	.56	.56	.56[f]
Ratio of net investment income to average net assets	3.20[f]	3.26	3.88	4.81	5.77[f]
Portfolio Turnover Rate	64.01[e]	109.19	104.98	106.09	134.69[e]
Net Assets, end of period ($ x 1,000)	524,765	524,590	467,627	437,119	398,959

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.15% to 4.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

	Investor Shares				
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Intermediate Bond Fund	(Unaudited)	2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	12.77	13.02	13.08	13.09	12.90
Investment Operations:					
Investment income—net	.19	.55[c]	.48[c]	.56[c]	.20
Net realized and unrealized gain (loss) on investments	(.21)	(.07)[d]	.12	.20	.10
Total from Investment Operations	(.02)	.48	.60	.76	.30
Distributions:					
Dividends from investment income—net	(.23)	(.49)	(.56)	(.63)	(.11)
Dividends from net realized gain on investments	–	(.24)	(.10)	(.14)	–
Total Distributions	(.23)	(.73)	(.66)	(.77)	(.11)
Net asset value, end of period	12.52	12.77	13.02	13.08	13.09
Total Return (%)	(.20)[e]	3.88	4.51	6.05	2.31[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79[f]	.82	.81	.83	.93[f]
Ratio of net expenses to average net assets	.79[f]	.82	.81	.81	.81[f]
Ratio of net investment income to average net assets	2.98[f]	3.01	3.57	4.51	5.14[f]
Portfolio Turnover Rate	64.01[e]	109.19	104.98	106.09	134.69[e]
Net Assets, end of period ($ x 1,000)	435	455	305	121	148

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 4.90% to 4.51%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *In addition to the net realized and unrealized gain on investments as shown in the Statement of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund	Class M Shares				
	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003[a]	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	12.47	12.70	12.94	12.87	12.50
Investment Operations:					
Investment income—net	.13[d]	.25[d]	.34[d]	.52[d]	.63
Net realized and unrealized gain (loss) on investments	(.15)	(.01)	(.11)	.22	.37
Total from Investment Operations	(.02)	.24	.23	.74	1.00
Distributions:					
Dividends from investment income—net	(.23)	(.45)	(.44)	(.58)	(.63)
Dividends from net realized gain on investments	–	(.02)	(.03)	(.09)	(.00)[e]
Total Distributions	(.23)	(.47)	(.47)	(.67)	(.63)
Net asset value, end of period	12.22	12.47	12.70	12.94	12.87
Total Return (%)	(.19)[f]	1.97	1.68	5.87	8.20[f]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.54[g]	.55	.56	.59	.59[g]
Ratio of net expenses to average net assets	.54[g]	.55	.55	.55	.55[g]
Ratio of net investment income to average net assets	2.11[g]	1.97	2.68	4.07	5.41[g]
Portfolio Turnover Rate	39.47[f]	44.76	88.05	97.19	89.21[f]
Net Assets, end of period ($ x 1,000)	160,326	176,301	139,971	108,605	88,732

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 4.47% to 4.07% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

See notes to financial statements.

		Investor Shares			
	Six Months Ended February 28, 2005	Year Ended August 31,			
Mellon Short-Term U.S. Government Securities Fund	(Unaudited)	2004	2003	2002[a]	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	12.47	12.73	12.93	12.88	12.82
Investment Operations:					
Investment income—net	.11[c]	.37[c]	.30[c]	.46[c]	.09
Net realized and unrealized gain (loss) on investments	(.15)	(.19)	(.06)	.21	.08
Total from Investment Operations	(.04)	.18	.24	.67	.17
Distributions:					
Dividends from investment income—net	(.21)	(.42)	(.41)	(.53)	(.11)
Dividends from net realized gain on investments	–	(.02)	(.03)	(.09)	–
Total Distributions	(.21)	(.44)	(.44)	(.62)	(.11)
Net asset value, end of period	12.22	12.47	12.73	12.93	12.88
Total Return (%)	(.29)[d]	1.46	1.78	5.28	1.29[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79[e]	.78	.83	.90	1.00[e]
Ratio of net expenses to average net assets	.79[e]	.78	.80	.80	.80[e]
Ratio of net investment income to average net assets	1.85[e]	1.74	2.38	3.54	4.86[e]
Portfolio Turnover Rate	39.47[d]	44.76	88.05	97.19	89.21[d]
Net Assets, end of period ($ x 1,000)	11	11	1	1	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from and 3.94% to 3.54% for the Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified fixed income funds: Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund (each, a "fund" and collectively, the "funds"). With respect to Mellon Bond Fund and Mellon Intermediate Bond Fund, effective December 31, 2004, each fund changed the manner in which its respective investment objective is articulated. Mellon Bond Fund's and Mellon Intermediate Bond Fund's investment objective seeks total return (consisting of capital appreciation and current income). Mellon Short-Term U.S. Government Securities Fund's investment objective is to seek to provide as high a level of current income as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial") serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated daily for each class of shares based upon relative proportion of net assets of each class.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The funds have an arrangement with the custodian bank whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to certain qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare and pay dividends from investment income-net monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 1 summarizes each fund's tax character of distributions paid to shareholders during the fiscal years ended August 31, 2004. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .40 of 1% of the Mellon Bond Fund, .40 of 1% of the Mellon Intermediate Bond Fund and .35 of 1% of the Mellon Short-Term U.S. Government Securities Fund.

Pursuant to the Administration Agreement with Mellon, Mellon provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15 of 1%
$6 billion up to $12 billion	.12 of 1%
In excess of $12 billion	.10 of 1%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each

Table 1.

	Accumulated Capital Gains/Losses ($)†	Ordinary Income ($)	Long-Term Capital Gains ($)
Mellon Bond Fund	(1,596,239)	41,173,145	12,185,575
Mellon Intermediate Bond Fund	(1,813,775)	23,660,869	5,924,243
Mellon Short-Term U.S. Government Securities Fund	(182,342)	5,918,922	198,148

† *The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carrryover expires in fiscal 2012.*

fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 2 summarizes the amounts Investor shares were charged during the period ended February 28, 2005, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

Table 2.

Mellon Bond Fund	$3,813
Mellon Intermediate Bond Fund	538
Mellon Short-Term U.S. Government Securities Fund	14

The funds compensate Mellon Bank, N.A., an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. Table 3 summarizes the amounts the funds were charged during the period ended February 28, 2005, pursuant to the custody agreements.

Table 3.

Mellon Bond Fund	$34,303
Mellon Intermediate Bond Fund	22,138
Mellon Short-Term U.S. Government Securities Fund	11,196

Table 4 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

(c) Each Trustee who is not "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. Prior to September 14, 2004, the attendance fee payable to each trustee was $3,000 for each in-person meeting attended.

(d) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of the limitations imposed by the Act.

Table 4.

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)
Mellon Bond Fund	256,972	589	14,834
Mellon Intermediate Bond Fund	162,030	82	7,254
Mellon Short-Term U.S. Government Securities Fund	44,238	2	3,399

NOTE 4—Securities Transactions:

Table 5 summarizes each fund's aggregate amount of purchases and sales (including paydowns) of investments securities, excluding short-term securities, during the period ended February 28, 2005 of which 139,343,716 in purchases and 139,812,198 in sales were from mortgage dollar roll transactions in the Mellon Bond Fund.

A mortgage dollar roll transactions involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold. Proceeds from the sale will be reinvested and additional income from the sale is included in realized gain loss. Losses may arise due to changes in the value of the securities.

Table 6 summarizes the accumulated net unrealized appreciation (depreciation) on investments for each fund at February 28, 2005:

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the funds did not borrow under the line of credit.

NOTE 6—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended

Table 5.

	Purchases ($)	Sales ($)
Mellon Bond Fund	508,394,825	490,902,924
Mellon Intermediate Bond Fund	331,257,731	328,540,072
Mellon Short-Term U.S. Government Securities Fund	66,517,388	79,476,542

Table 6.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon Bond Fund	11,413,509	6,627,238	4,786,271
Mellon Intermediate Bond Fund	2,364,462	5,876,083	(3,511,621)
Mellon Short-Term U.S. Government Securities Fund	42,046	2,216,737	(2,174,691)

Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. None of the trustees of the Trust, nor the Funds, were named in the actions. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

MFTSA0205-TB